     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                      METAWAVE COMMUNICATIONS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

           DELAWARE                            3663                          91-1673152
 (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
      OF INCORPORATION OR
         ORGANIZATION)              CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                             10735 WILLOWS ROAD NE
                                P.O. BOX 97069
                            REDMOND, WA 98073-9769
                                (425) 702-5600
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                             ROBERT H. HUNSBERGER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             10735 WILLOWS ROAD NE
                                P.O. BOX 97069
                            REDMOND, WA 98073-9769
                                (425) 702-5600
(NAME, ADDRESS INCLUDING ZIP CODE AND TELEPHONE NUMBER INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                                  COPIES TO:

           WILLIAM W. ERICSON                         JEFFREY D. SAPER
           SONYA F. ERICKSON                       PATRICK J. SCHULTHEIS
           JOHN W. ROBERTSON                           ROBERT G. DAY
           VENTURE LAW GROUP                  WILSON SONSINI GOODRICH & ROSATI
       A PROFESSIONAL CORPORATION                 PROFESSIONAL CORPORATION
          4750 CARILLON POINT                        650 PAGE MILL ROAD
        KIRKLAND, WA 98033-7355                   PALO ALTO, CA 94304-1050
             (425) 739-8700                            (650) 493-9300

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after the effective date of this Registration
Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                           PROPOSED        PROPOSED
                                            AMOUNT         MAXIMUM          MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF              TO BE       OFFERING PRICE     AGGREGATE     REGISTRATION
     SECURITIES TO BE REGISTERED        REGISTERED(1)    PER SHARE(2)  OFFERING PRICE(2)     FEE
-----------------------------------------------------------------------------------------------------
Common Stock, par value $0.0001......  5,750,000 Shares     $11.50        $66,125,000      $19,507
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                   JULY 22, 1998

                                5,000,000 SHARES

                 [LOGO OF METAWAVE COMMUNICATIONS CORPORATION]

                                  COMMON STOCK

  All of the 5,000,000 shares of Common Stock offered hereby are being sold by Metawave Communications Corporation ("Metawave" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.50 and $11.50 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has applied to have the Common Stock listed on the Nasdaq National Market under the symbol MTWV.

                                   ---------

           THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                   ---------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)
------------------------------------------------------------------------------------------
Per Share.......................         $                   $                   $
------------------------------------------------------------------------------------------
Total(3)........................       $                   $                   $
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting estimated expenses payable by the Company estimated at $825,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $       , $        and $       , respectively. See "Underwriting."

                                   ---------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, receipt and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of the shares of Common Stock will be made, at the offices of BT Alex. Brown Incorporated,
Baltimore, Maryland, on or about          , 1998.

BT ALEX. BROWN
                 MERRILL LYNCH & CO.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                                         , 1998

                  [Inside front cover and gatefold graphics:

The global communications infrastructure including wireless communications is enabling the worldwide evolution to the digital information age.

The number of worldwide wireless users in 1997 was over 194 million and is expected to grow to approximately 550 million by the year 2001.

Metawave is dedicated to providing spectrum management solutions to enable this growth to continue operations to increase capacity, coverage and cell quality.

    Graphic of frequency spectrum and artwork using a depiction of cellular telephones and the cellular Block A frequency illustrating the Company's current and potential technology, products and markets.]

  The Company's current product offerings are for AMPs and AMPs/CDMA dual-mode networks. The Company is also developing solutions for GSM and may in the future undertake product development for TDMA.]



  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS, IN CONNECTION WITH THE OFFERING, FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  Metawave, Metawave Communications, SpotLight 2000, LampLighter, SiteNet and Metawave's stylized cube logo are trademarks and service marks of the Company. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. See "Risk Factors." Unless otherwise indicated, the information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise of outstanding warrants, (iii) the filing of the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") authorizing a class of 15,000,000 shares of undesignated Preferred Stock upon completion of this offering and (iv) the automatic conversion of all outstanding shares of Series A, Series B, Series C and Series D Preferred Stock into Common Stock upon completion of this offering. See "Description of Securities" and "Underwriting." Each of the Company's fiscal quarters is the 13-week period that ends on the Sunday nearest the end of the last calendar month of such 13-week period. For convenience of presentation, all fiscal periods in these financial statements are treated as ending on a calendar month end. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Metawave Communications Corporation ("Metawave" or the "Company") designs, develops, manufactures and markets spectrum management solutions for the wireless communications industry. Metawave's spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, enable cellular network operators to increase overall network capacity, reduce network operation costs, better manage network infrastructure and stimulate end user demand through improved system quality.

  The Company's smart antenna systems utilize fixed beam-switching hardware and software algorithms to reduce system interference in order to enable more efficient utilization of finite radio frequency spectrum or "wireless bandwidth." The Company's products offer highly integrated system solutions that can reduce the need for costly infrastructure upgrades and additional cell site deployments, thereby enabling cellular network operators to reduce otherwise capital intensive outlays and to keep pace with subscriber growth. The Company's technology is designed to be leveraged across a variety of the market segments in the wireless communications industry, including the AMPS, CDMA, GSM, PCS, TDMA and wireless local loop ("WLL") segments. The Company's customers include ALLTEL Communications Inc. ("ALLTEL"), 360(degrees) Communications Company ("360(degrees) Communications") and Millicom International Cellular S.A. ("Millicom") affiliates, Telefonica Celular del Paraguay S.A. ("Telefonica Celular") and OJSC St. Petersburg Telecom ("St. Petersburg Telecom"). The Company has completed a field trial with AirTouch Communications, Inc. ("AirTouch") and is currently conducting a field trial with GTE Corporation ("GTE").

  The worldwide demand for wireless communications services has grown significantly, largely as a result of technological advancements, deregulation and economies of scale that have substantially reduced the cost and improved the quality and reliability of wireless services for the business and consumer mass market. Increased demand for wireless services places a significant strain on wireless network operators which have a fixed amount of radio frequency spectrum or wireless bandwidth available to deliver wireless services. Unlike traditional data and telephony communications bandwidth, which is an expandable physical medium, wireless spectrum is generally allocated in fixed amounts by governments in U.S. and foreign markets. Thus, the fundamental challenge for wireless network operators is to increase capacity, coverage and call quality within a fixed amount of wireless spectrum.

  To address capacity, coverage and call quality issues, cellular network operators have begun to deploy more spectrum-efficient digital technologies. However, because analog and digital technologies share the same fixed amount of spectrum in a cellular network, cellular network operators must remove analog channels to implement digital technologies, while simultaneously providing analog cellular service to increasing numbers of subscribers. Traditionally, cellular network operators have addressed capacity, coverage and call quality problems by building new cell sites or adopting variations on antenna design such as sectorized antennas.

  Metawave's spectrum management platform, the Spotlight 2000 system, is a multibeam smart antenna technology that enables the transition from traditional wireless network infrastructure design to an architecture which actively optimizes finite spectrum or wireless bandwidth. The SpotLight 2000 system is compatible with the Motorola, Inc. ("Motorola") HDII and Lucent Technologies Inc. ("Lucent") Series II base stations and AMPS and CDMA air interface protocols. Metawave's spectrum management solutions provide cost-effective capacity expansion, efficient conversion to digital network capability and improved network performance. Metawave's SpotLight 2000 system is currently deployed in cellular networks in North America, South America and Europe.

  Metawave's objective is to be a leading provider of spectrum management solutions to the worldwide wireless communications market. Key elements of the Company's strategy include: (i) identifying rapidly growing wireless markets and developing highly integrated solutions to their spectrum management problems; (ii) building and expanding strategic customer relationships; (iii) leveraging its proprietary core technology, which includes eight issued U.S. patents and 25 pending patent applications, by investing substantial resources in the research and product development necessary to address additional markets; and (iv) offering system level solutions, including pre-sales system planning, configurable products and on-site installation and optimization, that enhance the performance of cellular operators' networks.

  Metawave sells its products through a technical direct sales force supported by systems engineers. Direct sales personnel are assigned on a customer account basis and are responsible for generating product sales and providing product and customer support. As of June 30, 1998, the Company had 200 employees, including 43 in sales, marketing and customer support, located in the Company's Redmond, Washington, Washington, D.C. and Dallas, Texas offices.

  The Company's principal executive offices are located at 10735 Willows Road NE, Redmond, Washington 98073-9769, and its telephone number is (425) 702-5600. The Company was originally incorporated in the state of Washington in January 1995 and was reincorporated in the state of Delaware in July 1995.

                                  THE OFFERING

 Common Stock offered by the Company...........  5,000,000 shares
 Common Stock to be outstanding after the
  offering.....................................  21,166,277 shares(1)
 Use of proceeds...............................  Repayment of approximately
                                                  $16.2 million of outstanding
                                                  debt for working capital and
                                                  general corporate purposes.
                                                  See "Use of Proceeds."
 Proposed Nasdaq National Market symbol........  MTWV

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          PERIOD FROM
                          JANUARY 19,
                              1995          YEAR ENDED         SIX MONTHS ENDED
                         (INCEPTION) TO    DECEMBER 31,            JUNE 30,
                          DECEMBER 31,  --------------------  -------------------
                              1995        1996       1997      1997       1998
                         -------------- --------  ----------  -------  ----------
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............    $   --      $  1,291  $    1,450  $   392  $    6,501
Gross profit (loss).....        --           194        (278)    (124)        105
Total operating
 expenses...............      1,135       11,324      22,228    8,976      14,541
Loss from operations....     (1,135)     (11,130)    (22,506)  (9,100)    (14,436)
Other income (expense),
 net....................        135          335         402      173      (1,747)
                            -------     --------  ----------  -------  ----------
Net loss................    $(1,000)    $(10,795) $  (22,104) $(8,927) $  (16,183)
                            =======     ========  ==========  =======  ==========
Pro forma net loss per
 share(2)...............                          $    (1.54)          $    (1.01)
                                                  ==========           ==========
Weighted average common
 shares and equivalents
 pro forma(2)...........                          14,383,284           16,060,815
                                                  ==========           ==========

                                                             JUNE 30, 1998
                                                        ------------------------
                                                         ACTUAL   AS ADJUSTED(4)
                                                        --------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................. $ 20,311     $ 52,111
Working capital........................................    3,787       51,787
Total assets...........................................   46,557       78,357
Senior Secured Bridge Notes(3).........................   29,708       13,508
Other debt, including capital lease obligations........    5,392        5,392
Convertible and redeemable preferred stock.............   49,282           --
Convertible and redeemable preferred stock warrants....    4,423           --
Accumulated deficit....................................  (50,082)     (50,082)
Stockholders' equity (deficit)......................... $(48,797)    $ 52,908

--------
(1) Based on the number of shares outstanding on June 30, 1998. Excludes as of June 30, 1998, (i) 3,277,760 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.49 per share (ii) 657,005 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.60 per share and (iii) an aggregate of 2,010,639 shares available for future issuance of such options under the Company's Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan"), 1998 Stock Option Plan (the "1998 Stock Option Plan"), 1998 Directors' Stock Option Plan (the "Directors' Plan") and 1998 Employee Stock Purchase Plan (the "Purchase Plan"). See "Management--Stock Plans," "Certain Relationships and Related Transactions," "Description of Securities" and Notes 4 and 6 of Notes to Financial Statements.
(2) See Note 1 of Notes to Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.
(3) In April 1998, the Company issued $29.0 million in aggregate principal 13.75% Senior Secured Bridge Notes due April 28, 2000 (the "13.75% Senior Secured Bridge Notes"). In connection with the 13.75% Senior Secured Bridge Notes, the Company issued warrants to purchase an aggregate of 537,500 shares of Series D Preferred Stock at a purchase price of $0.01 per share (the "Note Warrants"). See "Certain Relationships and Related Transactions," "Description of Securities" and Note 4 of Notes to Financial Statements.
(4) Adjusted to reflect (i) the sale and issuance of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share and the application of the estimated net proceeds therefrom; (ii) the conversion of convertible and redeemable Preferred Stock into Common Stock and the conversion of Preferred Stock warrants into Common Stock warrants, and (iii) the application of the estimated net proceeds of the offering including the repayment of approximately $16.2 million of outstanding principal and the estimated accrued interest on the Company's 13.75% Senior Secured Bridge Notes. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares offered hereby involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those discussed elsewhere herein.

  Limited Operating History; Accumulated Deficit; Anticipated Losses. The Company was incorporated in 1995 and was in the development stage until late 1997, when it commenced shipments for commercial sale of its first spectrum management system. From inception through June 30, 1998, the Company generated total revenues of approximately $9.2 million, of which $6.5 million, or 70.6%, was generated in the six months ended June 30, 1998. For the quarters ended March 31, 1998 and June 30, 1998, the Company's net losses were $7.0 million and $9.2 million, respectively and, at June 30, 1998, the Company had a cumulative net loss of approximately $50.1 million. The revenue and profit potential of the Company's business is unproven and the Company's limited operating history makes its future operating results difficult to predict. The Company believes that its growth and future success will be dependent upon the widespread acceptance of the SpotLight 2000 system by cellular network operators. Because the SpotLight 2000 system was only recently introduced, the Company is unable to predict with any degree of certainty whether the system will achieve market acceptance. There can be no assurance that the Company will ever achieve profitability or significant revenues on a quarterly or an annual basis. The Company intends to continue to make significant investments in its operations, particularly to support product development, to increase manufacturing capacity and to market new products. Accordingly, the Company expects to continue to generate losses for the foreseeable future, even if revenues increase. In view of the Company's limited production history, an investment in the Common Stock offered hereby must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of new technologies, products, markets and operations. As a result of the Company's net losses and limited operating history, period-to-period comparisons of operating results may not be meaningful and operating results from prior periods may not be indicative of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Significant Fluctuations in Operating Results. The Company will likely experience significant fluctuations in its operating results on a quarterly and an annual basis in the future. In connection with its efforts to increase production of its recently introduced SpotLight 2000 system, the Company expects to continue to make substantial investments in capital equipment, to recruit and train additional personnel and to invest in facilities and management information systems. These expenditures may be made in advance of, and in anticipation of, increased sales and, therefore, gross profits may be adversely affected by short-term inefficiencies associated with the addition of equipment, personnel or facilities, and costs may increase as a percentage of revenues from time-to-time on a periodic basis. As a result, the Company's operating results will vary from period to period. Because of the limited size of the Company's customer base and the large size of customer orders, revenues derived from a small number of customers will likely represent a significant portion of revenue in any given period. Accordingly, a decrease in demand for the Company's systems from any customer for any reason is likely to result in significant periodic fluctuations in revenue. In addition, most of the Company's contracts contain conditional acceptance provisions for certain product sales and the Company delays recognition of revenues that are subject to such contingencies until all such conditions are satisfied. If the Company could not satisfy conditions in such contracts or satisfaction of conditions were delayed for any reason, revenues in any particular period could fall significantly below the Company's expectations.

  A delay in a shipment or customer acceptance of the Company's product near the end of a particular quarter, due to, for example, an unanticipated shipment rescheduling, cancellation or deferral by a customer, competitive or economic factors, unexpected manufacturing, installation or other difficulties, failure to satisfy customer acceptance conditions, unavailability or delays in deliveries of components, subassemblies or services by suppliers, or the failure to receive an anticipated order, may cause revenue in a particular period to fall significantly below the Company's expectations and may materially adversely affect the Company's business and operating results for such period. A significant portion of the Company's expenses are fixed in advance and based in large part on revenue forecasts. If revenues do not meet the Company's expectations in any given period, the adverse impact on operating results of such a shortfall may be magnified by the Company's inability to adjust spending to compensate for the shortfall. In addition, the Company plans to increase operating expenses to fund additional research and development, sales and marketing and general and administrative activities. To the extent that these expenses are not accompanied by an increase in revenues, the Company's business and operating results would be materially adversely affected.

  Other factors that may cause the Company's revenue, gross profits and results of operations to vary significantly from period to period include: gain or loss by the Company of significant customers; delays in, or prohibition of, installing the Company's systems due to topological or zoning issues or customer installation schedules; the Company's ability to reduce costs; existing and new product development; market acceptance and the timing of availability of new products by the Company or its customers; changes in pricing by the Company, its customers or suppliers; introduction and enhancement of products by the Company and its competitors; increases in warranty and customer support expenses; limitations on manufacturing capacity; inventory obsolescence; introduction of new distribution and sales channels; fluctuations in foreign currency exchange rates; delays or changes in regulatory approval of the Company's systems or those of its customers; natural disasters or adverse weather; and general economic and political conditions. In addition, the Company's results of operations have been, and will continue to be, influenced significantly by competitive factors including the pricing and availability of, and demand for, competitive or substitute products. It is likely that, in a future period, the Company's operating results will not meet the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, while the Company's revenues have not been impacted by seasonality to date, the telecommunications industry historically has been subject to some degree of seasonality, with lower sales in the first calendar quarter. There can be no assurance that the Company's business and operating results will not be adversely affected by such seasonal fluctuations in the future.

  The Company's current backlog consists of a relatively small number of orders for its SpotLight 2000 system. Purchase orders are received and accepted in advance of shipment and are generally cancelable prior to shipment. As a result, backlog may not result in revenues and, as of any particular date, may not be a reliable indicator of sales for any future period. Furthermore, the Company intends to increase production capacity in order to reduce the period of time between receipt and shipment of orders. Thus, the Company does not expect backlog will remain at current levels as a percentage of sales. Furthermore, due to the many factors affecting decisions by customers to place orders and the impact of a small number of large orders, backlog at any given time may fluctuate significantly. Such fluctuations may adversely affect the Company's business and operating results. See "Business-- Sales, Marketing and Customer Support."

  Significant Customer Concentration. The Company has derived a substantial portion of its revenue from sales of the SpotLight 2000 system to a limited number of cellular network operators, and the

Company expects this customer concentration to continue for the foreseeable future. To date, four customers have accounted for all of the Company's product sales. For the six months ended June 30, 1998, three customers, St. Petersburg Telecom, Telefonica Celular and ALLTEL, accounted for approximately 27.4%, 24.0% and 44.2%, respectively, of the Company's net revenues. Due to the highly concentrated nature of the cellular industry and industry consolidation, the Company believes that the number of potential customers for future products, if any, will be small. In this regard, on July 1, 1998, ALLTEL completed the acquisition of 360(degrees) Communications, another customer of the Company. Failure by the Company to capture a significant number of the cellular network operators as customers could have a material adverse effect on the Company's business and operating results. The Company expects that a small number of customers will continue to represent a significant percentage of its total revenues for the foreseeable future, although the companies that comprise the largest percentage of sales in any given quarter may change from quarter to quarter. Because of the small size of the Company's customer base, the loss of any customer or reduced demand for systems from any customer, could have a material adverse effect on the Company's business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Customers."

  Uncertainty of Market Acceptance; Lengthy Sales Cycle. The Company's future success will depend upon the degree of market acceptance of the Company's spectrum management solutions. The Company believes that substantially all of its revenues in the foreseeable future will be derived from sales of its SpotLight 2000 system. In light of the recent introduction of the SpotLight 2000 system and the rapidly evolving nature of the wireless communications industry, the Company is unable to predict with any degree of assurance whether its current or future products will achieve market acceptance. There can be no assurance that the Company will be able to reduce its reliance on sales of its SpotLight 2000 system by developing interfaces to other wireless protocols or base stations manufactured by vendors other than Motorola or Lucent, or that if developed, such new system versions will achieve market acceptance. If the SpotLight 2000 system fails to achieve broad market acceptance, the Company's business and operating results would be materially adversely affected. See "Business--Metawave Products."

  In order for its spectrum management solutions to achieve market acceptance, the Company must demonstrate to cellular network operators that the systems provide a spectrum management solution that addresses the cellular network operators' challenges of capacity, coverage and call quality in a cost-effective manner. The Company must demonstrate product performance to a cellular network operator based on such operator's unique network configuration and specifications. The Company's ability to optimize its product in any given cell site varies greatly depending on such operator's specifications and the local geographical terrain. Typically, performance of the Company's product must be accepted in an initial cell site or cluster of cell sites prior to completing any additional sales to such cellular network operator. If the Company's spectrum management solutions are not accepted by cellular network operators in a timely manner, or at all, the Company's business and operating results could be materially adversely affected. See "-- Risks Related to Base Station Manufacturers," "--Competition" and "Business-- Metawave Products."

  Because the SpotLight 2000 system represents a new approach to increasing network capacity and affects the key function of a cellular operator's network, purchase of the SpotLight 2000 system is typically a strategic decision that requires approval at senior levels of customers' organizations, significant technical evaluation and a substantial commitment of customers' personnel, financial and other resources. Historically, the Company has conducted field trials and has been required to satisfy performance conditions prior to the completion of a sale. For these and other reasons, the sales process associated with the purchase of the Company's systems is typically complex, lengthy and subject to a number of significant risks, including changes in customers' budgets and approval at senior levels of customers' organizations and approval by governmental agencies. In addition, given the regional divisions of many cellular networks, an order from one region does not necessarily result in subsequent orders from other regions of the same cellular network without additional trials and substantial selling efforts by the

Company. The Company's sales cycle can last up to 18 months or more and varies substantially from customer to customer. Because of the lengthy sales cycle and the dependence of the Company's quarterly revenues upon a small number of orders that represent large dollar amounts, if revenues from any order forecasted for a particular quarter are not received in that quarter, the Company's business and operating results could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing and Customer Support."

  Dependence on Cellular Network Operator Capital Spending. The Company expects that it will derive substantially all of its revenues for the foreseeable future from sales of its SpotLight 2000 system to cellular network operators. These operators are located in the United States and foreign markets. Demand for the Company's products will depend to a significant degree upon the magnitude and timing of capital spending by cellular network operators for constructing, rebuilding or upgrading their systems. The capital spending patterns of cellular network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for cellular technology, overall demand for analog and digital cellular services, competitive pressures and general economic conditions. In addition, capital spending patterns in the cellular industry can be subject to some degree of seasonality, with lower levels of spending in the first calendar quarter, based on annual budget cycles. Capital spending levels in the U.S. cellular industry have fluctuated significantly in the past, and there can be no assurance that such fluctuations will not occur in the future. Any substantial decrease or delay in capital spending by cellular network operators in the United States or abroad would have a material adverse effect on the Company's business and operating results.

  Risk of Declining Prices; No Assurance of Cost Reductions. The Company believes that for its systems to achieve broad market acceptance and to compete effectively with alternative systems, the Company's average selling prices must decline. The Company may be subject to price competition from base station manufacturers which could lower base station prices thereby making the addition of new base stations a more cost-effective alternative for cellular network operators seeking increased capacity. In order to achieve lower average selling prices without adversely affecting gross margins, the Company must successfully reduce the manufacturing costs of its product through engineering improvements and economies of scale in production and purchasing. There can be no assurance that the Company will achieve cost savings at a rate needed to keep pace with competitive pricing pressures. In addition, if the cellular industry does not shift to digital protocols that yield higher product margins for the Company, the Company's gross margins could be adversely affected in future periods. To the extent that the Company is unable to reduce costs sufficiently to offset declining average selling prices or the mix of the Company's sales is comprised substantially of analog-based technologies, the Company may not achieve positive gross margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Development."

  Risks Related to Base Station Manufacturers. The Company's product strategy relies on ensuring the compatibility of the Company's systems with base stations sold by cellular equipment manufacturers. The Company's product strategy is competitive in some respects with such manufacturers, and it may be difficult or impossible for the Company to obtain technical cooperation from such manufacturers, which may be required to make the Company's systems compatible with their base stations. The initial version of the SpotLight system relied on analog technologies and did not require significant cooperation from such base station manufacturers. As the cellular industry continues the conversion to digital technologies, increased signal and connection complexity may require the Company, at a minimum, to obtain customer or manufacturer cooperation on technical specifications and may possibly require the Company to obtain manufacturer cooperation to embed the Company's systems in the base station equipment. There can be no assurance that the Company will be able to obtain cooperation to make the Company's products compatible with manufacturers' base stations on reasonable terms, or at all, and the failure to do so could materially and adversely affect the Company's business and operating results.

  Competition. The market for spectrum management solutions is relatively new but is expected to become increasingly competitive. The Company's products compete with other smart antenna systems and alternative wireless infrastructure devices such as repeaters, cryogenic filters and tower-top amplifiers. The Company believes the principal competitive factors are the cost-effective delivery of increased capacity, expanded coverage and improved call quality to cellular network operators. There can be no assurance that the Company will compete favorably with respect to the foregoing factors.

  The Company believes that base station manufacturers, who provide cellular network capacity through sales of additional base stations, represent a significant competitive threat to the Company. These manufacturers, including Ericsson LM Telephone Co. ("Ericsson"), Lucent, Motorola, Nokia Corporation ("Nokia"), Northern Telecom, Ltd. ("Northern Telecom") and Siemens Corporation ("Siemens"), have long-term, established relationships with the cellular network operators. Deployment of the Company's SpotLight 2000 system by cellular network operators can improve base station performance, and therefore may result in fewer sales opportunities for base station manufacturers. Smart antenna technology represents an area of opportunity for such manufacturers. The Company believes that certain of these manufacturers are developing smart antenna systems and are likely to offer smart antenna capabilities in the future. In addition to having more established relationships with cellular network operators, these manufacturers have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and have significantly greater name recognition for their existing products and technologies than has the Company.

  The Company's current primary direct competitors for spectrum management solutions are Celwave (a division of Radio Frequency Systems Inc., which is an affiliate of Alcatel Alsthom S.A.), ArrayComm, Inc. and GEC-Marconi Hazeltine Corporation. In addition, other companies, such as Raytheon E-Systems, Watkins-Johnson Company, Texas Instruments Incorporated and ARGOSystems, Inc. (a subsidiary of The Boeing Company), offer systems that utilize digital signal processing and interference cancellation techniques to extend cell site coverage and improve call quality. Several companies offer alternative technologies such as cryogenic filters, tower-top low noise amplifiers and repeaters that can be used to provide service in network coverage holes and improve call quality. The Company may also face competition in the future from new market entrants offering competing technologies.

  The Company believes that its ability to compete in the future will depend in part on a number of competitive factors outside its control, including the development by others of products that are competitive with the Company's products and the price at which others offer comparable products. To be competitive, the Company will need to continue to invest substantial resources in engineering, research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. Accordingly, there can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

  Management of Growth; New Management Team. The growth of the Company's operations has placed, and is expected to continue to place, a significant strain on the Company's financial and management resources as well as its product design, manufacturing, sales and customer support capabilities. In May 1998, the Company moved to significantly larger facilities to accommodate the Company's expanded research and development and manufacturing needs. As the Company expands its operations to multiple locations, including internationally, management of the Company's operations will become increasingly complex. To manage its anticipated growth, the Company must, among other things, continue to implement and improve its operational, financial and management information systems, hire and train additional qualified personnel, continue to expand and upgrade core technologies and effectively manage multiple relationships with various customers, suppliers and other third parties. The Company recently upgraded its financial and accounting software to an enterprise resource planning software package that integrates manufacturing, finance and sales order management. The Company anticipates that additional upgrades to its management information systems will be required in the near future to address the expected increased volume and complexity of the Company's transactions. There can be no assurance that the Company will successfully integrate the newly purchased software with its existing systems or that the integration of the new systems will not cause unanticipated system disruptions, slower response times, degradation in levels of performance or reliability, impaired quality of production, and delays in reporting accurate financial information. Failure to successfully implement and integrate these systems, procedures and controls to effectively manage the Company's growth in operations in a timely manner could have a material adverse effect on the Company's business and operating results.

  From January 1, 1997 to June 30, 1998, the Company expanded from 91 to 200 employees. A majority of the Company's executive officers joined the Company within the last 18 months and many of these officers have no prior experience as executive officers of publicly traded companies. The Company's new employees include the Chief Executive Officer and Chief Financial Officer as well as a number of other key managerial, technical and operations personnel who have not yet been fully integrated into the Company, and the Company expects to add additional key personnel in the near future. There can be no assurance that the Company's current and planned personnel will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that Company management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business and operating results will be materially adversely affected.

  Rapid Technological Change and Requirement for Frequent New Product Introductions. The Company's future success will depend in large part on its ability to develop new products designed to operate with different digital technologies such as CDMA and GSM as well as across other principal manufacturer base stations. There can be no assurance that the Company will successfully develop and introduce such products in a timely manner. In this regard, the Company is currently conducting trials of its recently developed dual-mode AMPS/CDMA based SpotLight 2000 system. There can be no assurance that the trials will be successful or that the cellular network operators will accept the product.

  The market for the Company's current products and planned future products is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in customer requirements and evolving industry standards. To be competitive, the Company must successfully develop, introduce and sell new products or product enhancements that respond to changing customer requirements on a timely and cost-effective basis. The Company's success in developing new and enhanced products will depend on a variety of factors, many of which are beyond the Company's control. Such factors include the timely and efficient completion of system design; the timely and efficient implementation of assembly, calibration and test processes; sourcing of components; the development and completion of related software; the reliability, cost and quality of new products; the degree of market acceptance; and the development and introduction of competitive products by competitors. The Company has experienced and may continue to experience delays in development and introduction of products. In addition, the Company may be required to obtain licenses to intellectual property rights held by third parties to develop new products or product enhancements and there can be no assurance that such licenses will be available on acceptable terms, if at all. The inability of the Company to introduce in a timely manner new products or product enhancements that contribute to sales could have a material adverse effect on the Company's business and operating results. In addition, changes in manufacturing operations to incorporate new products and processes could cause disruptions in production of existing products, which, in turn, could adversely affect customer relationships and the market's acceptance of the Company's products, and have a material adverse effect on the Company's business and operating results. See "Business--Research and Development" and "--Manufacturing."

  Limited Manufacturing Experience; No Assurance of Successful Expansion of Operations. The Company's manufacturing operations consist primarily of supplier and commodity management and assembling finished goods from components and subassemblies purchased from outside suppliers.

Because the Company configures each SpotLight 2000 system to meet customer specifications, the Company's ability to achieve manufacturing efficiencies by assembling products before orders are received is limited. The Company intends to expand its manufacturing capacity by purchasing additional equipment, hiring additional personnel, further developing its proprietary test software to improve productivity, increasing the efficiency of its production processes, and, in certain instances, subcontracting additional assembly, calibration and testing processes. If the Company is to achieve its objectives, it will also be required to significantly expand its sales, marketing and customer support capabilities. The Company intends to subcontract a significant portion of its field installation work to third parties. There can be no assurance that the Company will be successful in identifying subcontractors with adequate experience or will be able to retain experienced subcontractors on acceptable terms, if at all, or that the Company will effectively manage multiple subcontractors working on multiple installation projects. Due to the Company's limited experience with large scale operations, there can be no assurance that the Company will be able to develop internally, or contract with third parties for, additional manufacturing capacity and field support on acceptable terms, that it will be able to maintain the quality of its products as production increases, or that it will develop the administrative and other structures necessary to support expanded operations. The Company's success depends on its ability to significantly increase its production capacity and field support.

  The Company's arrangements with its customers typically require that orders be shipped not more than 90 days after the order. There can be no assurance that the Company will be able to increase its production capacity at an acceptable cost or rapidly enough to fill its orders. The failure to assemble and ship products on a timely basis could damage relationships with customers and result in cancellation of orders or lost orders, which would have a material adverse effect on the Company's business and operating results. See "Business--Manufacturing."

  The Company currently manufactures all of its products in a single facility in Redmond, Washington. If the Company's facilities or the facilities of its suppliers were incapable of operating, even temporarily, or were unable to operate at or near full capacity for any extended period, the Company's business and operating results could be materially adversely affected. In connection with its capacity expansion, the Company may seek to develop one or more additional manufacturing facilities, including, possibly, facilities located outside the Redmond, Washington area. Although there can be no assurance that such a facility will be added, the operation of any such facility would significantly increase the complexity of the Company's operations.

  No Assurance of Product Quality, Performance and Reliability. Manufacturing and installing the Company's SpotLight 2000 system is a complex process and requires significant expertise. Because of the Company's limited operating history and the short time that the SpotLight 2000 system has been in production, the Company's personnel have limited experience in installing and integrating the Company's systems. If the Company were unable to successfully and efficiently deploy its systems in the field, or were unable to attract and retain the required trained technicians to deploy products in the field, the Company's business and operating results would be materially adversely affected.

  The Company's ability to achieve future revenue growth will depend in significant part upon its ability to obtain and fulfill orders from, maintain good relationships with and provide support to existing and new customers, and to manufacture products on a timely and cost-effective basis to meet stringent customer performance requirements and shipment and delivery dates. Because of the Company's limited operating history and the short time that the SpotLight 2000 system has been in production, there can be no assurance that problems will not occur with respect to the integration, quality, performance and reliability of the Company's systems. If such problems occur, the Company could experience significant warranty claims or increased costs or delays in, cancellations of, or rescheduling of orders or shipments, any of which could have a material adverse effect on the Company's business and operating results.

  Dependence on Attraction and Retention of Key Personnel. The Company's future operating results depend in significant part upon the continued contributions of each of its key technical and senior management personnel, including Douglas O. Reudink, the Company's founder and Chief Technical Officer, each of whom would be difficult to replace, as there is a limited number of people with the necessary skills and experience to develop and manufacture the Company's products. The Company has not entered into employment agreements with any of its employees other than severance arrangements with Richard Henderson, Robert H. Hunsberger, Vito E. Palermo and Dr. Reudink. See "Management--Severance Arrangements." Except for Dr. Reudink, the Company has not entered into any non-competition agreements with any of its employees. The Company does not maintain key-man life insurance on any of its key technical or senior management personnel. In addition, the Company anticipates that it will need additional management personnel if it is to be successful in increasing production capacity and the scale of its operations. There can be no assurance that it will be able to obtain and retain such personnel on acceptable terms.

  The Company's future operating results also depend in significant part upon its ability to attract and retain qualified engineering, manufacturing, quality assurance, sales, marketing and customer support personnel. Competition for such personnel, particularly qualified engineers, is intense. The Company has experienced difficulties in recruiting sufficient numbers of qualified engineers, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, particularly in the market where the Company is located, and it may be increasingly difficult for the Company to hire such personnel over time. As the Company's product development efforts relate to cellular standards that are widely deployed in foreign countries, the Company may be required to recruit foreign engineers who have expertise in such standards. Current U.S. immigration laws restrict the Company's ability to hire foreign employees, which could have a material adverse effect on the Company's product development efforts. The loss of any key employee, the failure of any key employee to perform in his or her current position, the Company's inability to attract and retain skilled employees as needed or the inability of the officers and key employees of the Company to expand, train and manage the Company's employee base could materially adversely affect the Company's business and operating results. See "Business--Employees" and "Management."

  Sole Source Suppliers; Dependence on Key Suppliers. Certain parts and components used in the Company's products, including linear power amplifiers supplied by Powerwave Technologies, Inc. ("Powerwave") are presently only available from a sole source. In addition, the Company is currently dependent upon Sanmina Corporation ("Sanmina") as the primary source for the supply of the Company's printed circuit board assemblies. Certain other parts and components used in the Company's products are available from a limited number of sources. The Company's reliance on these sole or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or the discontinuation of certain key components and reduced control over delivery schedules, manufacturing capability, quality and cost. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on the Company's business and operating results. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company may be unable to obtain such components in sufficient quantities to meet its customers' requirements. The Company does not have guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of parts or components and customarily purchases sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect the Company by increasing product costs, or eliminating or delaying the availability of such parts or components. In such event, the inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its business and operating results. See "Business--Manufacturing."

  Dependence on Growth of Cellular Communications Market. The future operating results of the Company will depend to a significant extent upon the continued growth and increased availability and acceptance of cellular communications services internationally and in the United States. There can be no assurance that the volume and variety of cellular services or the markets for and acceptance of such services will grow, or that such services will create a demand for the Company's systems. If the cellular communications market fails to grow, or grows more slowly than anticipated, the Company's business and operating results may be materially adversely affected.

  The cellular communications industry has developed different technologies and standards based on the type of service provided and geographical region. There is uncertainty as to whether all existing cellular technologies will continue to achieve market acceptance in the future. If a digital technology for which the Company develops a product is not widely adopted, the potential size of the market for the Company's product will be limited, and the Company may not recover the cost of development of such product. Further, the Company may not be able to re-direct its development efforts toward digital cellular technologies that do sustain market acceptance in a timely manner, which would have a material adverse effect on the Company's business and operating results.

  Need for Additional Capital. The Company requires substantial working capital to fund its business and expects to use a portion of the net proceeds of this offering to fund its operating losses. The Company has experienced negative cash flow from operations since inception and expects to continue to experience significant negative cash flow from operations for the foreseeable future. The Company's future capital requirements will depend upon many factors, including the success or failure of the Company's efforts to expand its production, sales and marketing efforts, the status of competitive products, and the requirements of the Company's efforts to develop new products and product enhancements. The Company believes that current capital resources, together with the estimated net proceeds from this offering, are adequate to fund its operations for at least twelve months. Thereafter, the Company may be required to raise additional capital. There can be no assurance that additional financing will be available to the Company on acceptable terms, if at all, or that such financing may not result in further dilution to existing stockholders. The Company may be required to obtain funds through its arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. If adequate funds are not available, the Company may be required to delay, scale back or eliminate expansion of its production, administration or research and development programs. Any inability to obtain needed financing by the Company could have a material adverse effect on its business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with International Markets. Approximately 51.5% of net revenue for the six months ended June 30, 1998 was from sales of the Company's SpotLight 2000 system to customers located outside of the U.S. For the quarter ended June 30, 1998, 39.0% of net revenue was related to the sale of the SpotLight 2000 system to a single customer in Paraguay.

  Although the Company believes that international sales will decline as a percentage of net revenues over time, the Company anticipates that international sales will continue to account for a significant portion of its revenue for the foreseeable future. To date, the Company's international sales have been denominated in U.S. dollars; however, in the future a portion of the Company's international sales may be denominated in foreign currencies. The Company does not currently engage in foreign currency hedging transactions as all sales to date have been in U.S. dollars. However, if a material amount of future sales are denominated in foreign currency, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from such transactions. In such event, the Company might seek to limit its exposure to foreign currency transactions by engaging in hedging activities. There can be no assurance that any such activity would be successful in avoiding exchange-related losses. With respect to the Company's international sales that are United States dollar denominated, an increase in the relative value of the U.S. dollar could make the Company's systems less price-competitive, or could cause customers to renegotiate prices for subsequent purchases, both of which could have a material adverse effect upon the Company's business and operating results. Additional risks inherent in the Company's international business activities include delays due to customs inspections and procedures, changes in regulatory requirements, tariffs and other trade barriers, political and economic instability in developing countries, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, the burden of complying with a wide variety of complex foreign laws and treaties, difficulties in obtaining necessary equipment authorizations and the possibility of difficulty in accounts receivable collections. Distribution and sales agreements entered into with foreign customers may be governed by foreign laws which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and operating results.

  To date, the Company has sold its products directly to cellular network operators. In the future, it may be desirable to establish distribution relationships in the international market. The Company has not established any distribution relationships and there can be no assurance that the Company will be able to establish such distribution relationships on acceptable terms, if at all. The failure to establish any distribution relationships, or the failure to implement an alternative distribution strategy in a cost-effective manner, or any delays in establishing such channels, could reduce or eliminate the Company's opportunity to sell its systems in foreign markets, which could have a material adverse effect on the Company's business and operating results. Further, if the Company is unable to produce and sell its systems at margins that permit it to provide distribution partners with a sufficient financial incentive to distribute the Company's systems without adversely affecting the Company's profitability, the Company's distribution strategy could adversely affect the Company's business and operating results.

  Risks Associated with Potential Acquisitions. The Company intends to review acquisition prospects that would complement its existing product offerings, augment its market coverage or enhance its technological capabilities. Although the Company has no current agreements or negotiations underway with respect to any material acquisitions, the Company may make acquisitions of businesses, products or technologies in the future. However, there can be no assurance that the Company will be able to locate suitable acquisition opportunities. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, large write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results or the price of the Company's Common Stock. Further, acquisitions entail numerous operational risks, including difficulties in the assimilation of operations, potential loss of key employees, technologies, products and the information systems of the acquired companies, diversion of management's attention from other business concerns and risks of entering geographic and business markets in which the Company has no or limited prior experience. Since the Company has not made any material acquisitions in the past, no assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business and operating results.

  Government Regulation. Wireless communications are subject to extensive regulation by foreign and U.S. laws and international treaties. The Company's systems must conform to certain international and domestic regulations established to, among other things, avoid interference among users of frequencies. In order for the Company's products to be used, regulatory approval must be obtained. This governmental approval process frequently involves substantial delay which could result in the cancellation, postponement or rescheduling of orders by the Company's customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The Company believes that its SpotLight 2000 system currently complies with all applicable U.S. and foreign regulations in countries in which its sales are material. However, changes in these regulations, the need to comply with regulations in additional countries in the event of sales to cellular network operators in those countries, or a failure to obtain necessary approvals or permits in connection with sales to cellular network operators in a country could preclude sales of the Company's products to such operators or could require the Company to change the features of its SpotLight 2000 system and thereby incur substantial costs and experience delays in system installation or operation.

  The regulatory environments in which the Company operates are subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly affect the Company's operations by increasing or reallocating the amount of spectrum available to wireless operators, restricting network development efforts by the Company's customers or end users, making current systems obsolete, increasing the opportunity for additional competition or requiring the Company's products to comply with new regulations. Any such regulatory changes could have a material adverse effect on the Company's business and operating results. The Company might deem it necessary or advisable to modify its systems to operate in compliance with such regulations. Such modifications could be expensive and time-consuming. See "--Risks Associated with International Markets" and "Business--Government Regulation."

  Uncertainty Regarding Protection of Intellectual Property. The Company relies on a combination of patent, trade secret, copyright and trademark protection, nondisclosure agreements and other measures to protect its proprietary rights. The Company currently has eight issued U.S. patents and 25 pending U.S. patent applications. The Company's future success will depend in large part on its ability to obtain patent protection in the U.S. and foreign markets, to defend patents once obtained, to maintain trade secrets and to operate without infringing upon the patents and proprietary rights of others. The patent positions of companies in the worldwide wireless communications industry, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Further, there can be no assurance that patents will issue from any patent applications or that, if patents do issue, the claims allowed would be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that patents issued in the U.S. will receive corresponding patent protection in foreign markets or that the Company will pursue similar patent protection in all foreign markets.

  Patents and patent applications relating to products used in the wireless communications industry are numerous and current and potential competitors and other third parties may have filed or may in the future file applications for, or may have been issued or in the future may be issued, patents or may obtain additional proprietary rights relating to products used or proposed to be used by the Company. The Company may not be aware of all patents or patent applications that may materially affect the Company's ability to make, use or sell any current or future products. From time to time, third parties have asserted patent, copyright and other intellectual property rights to technologies that are important to the Company. The Company expects that it will increasingly be subject to infringement claims as the number of products and competitors in the spectrum management market grows and the functionality of products overlaps. Third parties may assert infringement claims against the Company in the future, and such assertions could result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Any failure to obtain a license from any third party asserting claims in the future or defense of any third party lawsuit could have a material adverse effect on the Company's business and operating results.

  The Company also relies on unpatented trade secrets to protect its proprietary technology, and there can be no assurance that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect its rights to such unpatented proprietary technology. Further, third parties may obtain patent rights to such unpatented trade secrets, which patent rights could be used to assert infringement claims against the Company. The Company also relies on confidentiality agreements with its employees, suppliers, consultants and customers to protect its proprietary technology. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business and operating results. See "Business--Intellectual Property."

  Year 2000 Compliance. Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial and accounting systems, customer services, networks and telecommunications equipment and end products. The Company also relies, directly and indirectly, on external systems of business enterprises such as customers, suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. The Company's current estimate is that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on the result of operations or financial position of the Company in any given year. However, despite the Company's efforts to address the year 2000 impact on its internal systems, the Company has not fully identified such impact or whether it can resolve it without disruption of its business and without incurring significant expense. In addition, even if the internal systems of the Company are not materially affected by the year 2000 issue, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts.

  No Prior Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock in the future. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market will develop or be sustained after this offering. The Company believes that factors such as announcements of developments related to the Company's business, announcements of technological innovations or new products or enhancements by the Company or its competitors, sales by competitors, including sales to the Company's customers, sales of the Company's Common Stock into the public market, including by members of management, developments in the Company's relationships with its customers, partners, distributors and suppliers, shortfalls or changes in revenues, gross profits, earnings or losses or other financial results from analysts' expectations, regulatory developments, fluctuations in results of operations, and general conditions in the Company's market, of the markets served by the Company's customers, or the economy could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market, in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. Such fluctuations could materially adversely affect the market price of the Company's Common Stock.

  Broad Discretion of Management to Allocate Offering Proceeds. The Company will use approximately $16.2 million to repay one-half of the outstanding principal and estimated interest on its 13.75% Senior Secured Bridge Notes and the remaining $31.8 million for working capital and other general corporate purposes including working capital to fund anticipated operating losses and capital expenditures. The Company may, when and if the opportunity arises, use a portion of the proceeds to acquire or invest in complimentary business, products or technologies. The Company's management will have broad discretion to allocate the remaining proceeds of this offering, and the amounts actually expended for each use listed above may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, and the status of competitive products. There can be no assurance that the proceeds will be utilized in a manner that the stockholders deem optimal, or that the proceeds can or will be invested to yield a significant return.

  Shares Eligible for Future Sale After the Offering. Sales of substantial amounts of Common Stock in the public market after this offering or the anticipation of such sales could materially affect then prevailing market prices. All of the 5,000,000 shares offered hereby may be resold immediately in the public market. Beginning 90 days after the date of this Prospectus, approximately 298,155 additional shares may be resold in the public market. Beginning 180 days after the date of this Prospectus, upon expiration of pre-existing lock-up agreements and lock-up agreements between the representatives of the Underwriters and officers, directors and certain stockholders of the Company, approximately 915,774 total shares will be eligible for sale without restriction under Rule 144(k) or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"), and 14,941,348 shares will be eligible for sale subject to compliance with the restrictions of Rule 144 and, under certain circumstances, Rule 701 under the Securities Act. Any early release of the lock-up agreement by the Underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of the Company's shares, may not be accompanied by an advance public announcement by the Company. Holders of approximately 15,338,305 shares of Common Stock and the holders of the Note Warrants (the "Registrable Securities") also will have the right to include such shares in any future registration of securities effected by the Company and to require the Company to register their shares for future sale, subject to certain exceptions. See "Description of Securities--Registration Rights of Certain Holders" and "Shares Eligible for Future Sale."

  Control by Existing Stockholders. Following the completion of this offering, members of the Board of Directors and the officers of the Company, together with entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 58.4% (approximately 56.5% on a fully diluted basis, assuming the exercise of all warrants and vested and unvested options held by such persons and outstanding at June 30, 1998) of the outstanding shares of Common Stock of the Company. Accordingly, these stockholders are able to significantly influence the election of the members of the Company's Board of Directors and significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. See "Management--Directors and Executive Officers," "--Principal Stockholders" and "Description of Capital Stock."

  Effect of Certain Charter and Bylaw Provisions. Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue up to 15,000,000 shares of Preferred Stock and fix the rights and preferences thereof without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. Certain provisions of Delaware law and Washington law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company. Such provisions include Section

203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met, and Chapter 23B.19 of the Washington Business Corporation Act, which prohibits a corporation operating in Washington from engaging in certain significant business transactions with a person or group of persons who beneficially own 10% of the voting securities of such corporation for a period of five years unless certain conditions are met. After the five-year period, such significant business transaction must still comply with certain fair price provisions of such statute. See "Management" and "Description of Securities-- Anti-Takeover Provisions of Delaware and Washington Law and Charter Documents."

  Immediate and Substantial Dilution. Investors in Common Stock in this offering will experience immediate dilution in the net tangible book value of their shares. At the initial public offering price of $10.50 per share, dilution to new investors will be $8.00 per share. Additional dilution will occur upon exercise of outstanding stock options and warrants. If the Company seeks additional capital in the future, the issuance of shares or convertible debt to obtain such capital may lead to further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale and issuance of the 5,000,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $10.50 per share, are estimated to be $48.0 million ($55.3 million if the Underwriters' over-allotment option is exercised in full). The Company will use approximately $16.2 million of the net proceeds to repay one-half of the outstanding principal and estimated accrued interest on its 13.75% Senior Secured Bridge Notes and the remaining proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. The Company may, when and if the opportunity arises, use a portion of the proceeds to acquire or invest in complimentary business, products or technologies. The Company's management will have broad discretion to allocate the remaining proceeds of this offering, and the amounts actually expended for each use listed above may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, and the status of competitive products. Pending such uses, the Company intends to invest such funds in short-term, investment grade, interest-bearing obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock or other securities. The Company currently anticipates that its will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying cash dividends in the foreseeable future. See Note 5 of Notes to Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1998 (i) on an actual basis the conversion of convertible and redeemable Preferred Stock to Common Stock and the conversion of Preferred Stock warrants to Common Stock warrants, and the receipt by the Company of the net proceeds from the sale of the 5,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share, (ii) and as adjusted to give effect to the sale by the Company of the 5,000,000 shares of Common Stock offered hereby at an assumed offering price of $10.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated proceeds therefrom as set forth in "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                               AS OF JUNE 30,
                                                                    1998
                                                              -----------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                              -------  --------
                                                               (IN THOUSANDS)
13.75% Senior Secured Bridge Notes........................... $29,708  $13,508
Other debt, including capital lease obligations..............   5,392    5,392
Convertible and redeemable preferred stock...................  49,282      --
Convertible and redeemable preferred stock warrants..........   4,423      --
Stockholders' equity:........................................
  Preferred stock, 20,000,000 shares authorized, 13,130,350
   shares which have been designated as convertible and
   redeemable, actual; 15,000,000 shares authorized, none
   issued or outstanding, as adjusted........................     --       --
  Common stock, 40,000,000 shares authorized, 3,035,927
   shares issued and outstanding, actual; 150,000,000 shares
   authorized, 21,166,277 shares issued and outstanding, as
   adjusted(1)...............................................   2,162  103,867
Deferred stock compensation..................................    (877)    (877)
Accumulated deficit.......................................... (50,082) (50,082)
                                                              -------  -------
    Total stockholders' equity (deficit)..................... (48,797)  52,908
                                                              -------  -------
    Total capitalization..................................... $40,008  $71,808
                                                              =======  =======

--------
(1) Based on the number of shares outstanding on June 30, 1998. Excludes as of June 30, 1998 (a) 3,277,760 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.49 per share as of June 30, 1998, (b) 657,005 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.60 per share as of such date and (c) an aggregate of 2,010,639 shares available for future issuance of stock options under the 1995 Stock Option Plan, the 1998 Stock Option Plan, the Directors' Plan and the Purchase Plan. See "Management-- Stock Plans" and Note 6 of the Notes to Financial Statements.

                                   DILUTION

  As of June 30, 1998, the Company had a pro forma net tangible book value of approximately $4.9 million, or $0.30 per share of Common Stock. Pro forma net tangible book value represents total tangible assets less total liabilities divided by the pro forma number of shares of Common Stock outstanding, assuming the conversion of convertible and redeemable Preferred Stock to Common Stock and the conversion of Preferred Stock warrants to Common Stock warrants. Without taking into account any other changes in the pro forma net tangible book value after June 30, 1998, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 5,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value at June 30, 1998 would have been approximately $52.9 million, or $2.50 per share. This represents an immediate increase in net tangible book value of $2.20 per share to existing stockholders and an immediate dilution of $8.00 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share................        $10.50
     Pro forma net tangible book value per share as of June 30,
      1998........................................................  $0.30
     Increase per share attributable to new investors.............   2.20
                                                                    -----
   Pro forma net tangible book value per share after the offering.          2.50
                                                                          ------
   Dilution per share to new investors............................        $ 8.00
                                                                          ======

  The following table summarizes, on a pro forma basis, as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by (i) existing stockholders and (ii) new investors (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company):

                                                                        AVERAGE
                                 SHARES PURCHASED  TOTAL CONSIDERATION   PRICE
                                ------------------ --------------------   PER
                                  NUMBER   PERCENT    AMOUNT    PERCENT  SHARE
                                ---------- ------- ------------ ------- -------
   Existing stockholders(1).... 16,166,277   76.4% $ 49,562,804   48.6% $ 3.07
   New investors...............  5,000,000   23.6    52,500,000   51.4%  10.50
                                ----------  -----  ------------  -----
     Total..................... 21,166,277  100.0% $102,062,804  100.0%
                                ==========  =====  ============  =====

--------
(1) Based on the pro forma number of shares outstanding on June 30, 1998. Excludes as of June 30, 1998 (a) 3,277,760 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.49 per share as of June 30, 1998, (b) 657,005 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.60 per share as of such date and (c) an aggregate of 2,010,639 shares available for future issuance under the 1995 Stock Option Plan, the 1998 Stock Option Plan, the Directors' Plan and the Purchase Plan. See "Management-- Stock Plans" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The statement of operations data for the period from January 19, 1995 (inception) to December 31, 1995, and for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997, have been derived from the audited financial statements of the Company included elsewhere in this Prospectus that have been audited by Ernst & Young LLP, independent auditors. The balance sheet data as of December 31, 1995 have been derived from the audited financial statements of the Company not included herein. The statement of operations data for the six months ended June 30, 1997 and 1998 and the balance sheet data at June 30, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus and contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of results to be expected for the full fiscal year. The data set forth below should be read in conjunction with the financial statements of the Company, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                           PERIOD FROM
                         JANUARY 19, 1995    YEAR ENDED       SIX MONTHS ENDED
                          (INCEPTION) TO    DECEMBER 31,          JUNE 30,
                           DECEMBER 31,   ------------------  -----------------
                               1995         1996      1997     1997      1998
                         ---------------- --------  --------  -------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............     $   --       $  1,291  $  1,450  $   392  $  6,501
Cost of sales...........         --          1,097     1,728      516     6,396
                             -------      --------  --------  -------  --------
Gross profit (loss).....         --            194      (278)    (124)      105
                             -------      --------  --------  -------  --------
Operating expenses:
Research and
 development............         883         7,186    13,083    5,365     8,025
Sales and marketing.....          84         1,704     5,383    2,244     4,087
General and
 administrative.........         168         2,434     3,762    1,367     2,429
                             -------      --------  --------  -------  --------
Total operating
 expenses...............       1,135        11,324    22,228    8,976    14,541
                             -------      --------  --------  -------  --------
Loss from operations....      (1,135)      (11,130)  (22,506)  (9,100)  (14,436)
Other income (expense),
 net....................         135           335       402      173    (1,747)
                             -------      --------  --------  -------  --------
Net loss................     $(1,000)     $(10,795) $(22,104) $(8,927) $(16,183)
                             =======      ========  ========  =======  ========
Pro forma net loss per
 share(1)...............                            $  (1.54)          $  (1.01)
                                                    ========           ========
Weighted average common
 shares and equivalents
 pro forma(1)...........                              14,383             16,061
                                                    ========           ========

                                  DECEMBER 31,               JUNE 30, 1998
                            ---------------------------  ----------------------
                             1995      1996      1997     ACTUAL   PRO FORMA(2)
                            -------  --------  --------  --------  ------------
                                      (IN THOUSANDS)               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash
 equivalents..............  $ 1,422  $ 19,092  $ 13,334  $ 20,311        20,311
Working capital...........    4,280    17,722    15,677     3,787         3,787
Total assets..............    6,135    21,747    22,575    46,557        46,557
13.75% Senior Secured
 Bridge Notes.............      --        --        --     29,708        29,708
Other debt................      128     2,319     4,147     5,392         5,392
Convertible and redeemable
 preferred stock..........    5,500    30,100    49,282    49,282           --
Convertible and redeemable
 preferred stock
 warrants.................      --        --        128     4,423           --
Accumulated deficit.......   (1,000)  (11,795)  (33,899)  (50,082)      (50,082)
Stockholders' equity
 (deficit)................     (990)  (11,785)  (33,136)  (48,797)        4,908

--------
(1) See Note 1 of Notes to Financial Statements for an explanation of the method employed to compute per share amounts to determine the number of shares used in computing pro forma net loss per share.
(2) Adjusted to reflect the conversion of convertible and redeemable Preferred Stock into Common Stock and the conversion of Preferred Stock warrants to Common Stock warrants. See "Description of Securities."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes included elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein. See "Risk Factors."

OVERVIEW

  Metawave designs, develops, manufactures and markets spectrum management solutions for the wireless communications industry. Metawave's spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, enable cellular network operators to increase overall network capacity, reduce network operation costs, better manage network infrastructure and stimulate end user demand through improved system quality. Using its proprietary technologies, the Company has developed products that address the capacity, coverage, and call quality problems faced by cellular network operators.

  The Company was incorporated in January 1995. Net revenue since inception has been attributable to an engineering consulting contract in 1996, services rendered by the Company's Network Services division during 1997 and sales of the SpotLight 2000 system during the six months ended June 30, 1998. The Company's Network Services division was discontinued during the first quarter of 1998. Since inception, the Company has incurred significant losses and as of June 30, 1998, had an accumulated deficit of $50.1 million.

  From inception through June 30, 1998, the Company's operating activities related primarily to conducting research and development, building market awareness, recruiting management and technical personnel and building an operating infrastructure. In 1997, the Company hired a new Chief Executive Officer and a new Chief Financial Officer and added managerial personnel in the engineering, product management, sales and administrative areas. Shipment for commercial sale of the SpotLight 2000 system began late in the fourth quarter of 1997. Since launching its SpotLight 2000 system, the Company has increased operating expenditures in an effort to increase sales and expand manufacturing capacity. In light of the progression of the Company from a development stage to an operating stage during the past two years, the Company believes that period to period comparisons of its financial results should not be relied upon as an indicator of future performance.

  There are two components of net revenue attributable to the SpotLight 2000 system, product revenue and service revenue. Product revenue is comprised of both the sale of hardware and the licensing of software. Service revenue is derived from installation, consulting services and maintenance contracts. The Company believes that substantially all of its revenues in the foreseeable future will be derived from sales of its SpotLight 2000 system. Sales cycles can be lengthy and the related contracts typically include performance specifications and customer acceptance conditions in connection with the initial sale of each system to each customer. The Company recognizes net revenue when the product has been shipped and all customer acceptance conditions have been satisfied. The Company recognizes service revenue when the services have been performed. If the Company does not satisfy conditions in such contracts or satisfaction of conditions is delayed, revenues in any particular period could fall significantly below the Company's expectations. Contract terms, including pricing and acceptance criteria, will typically vary depending upon the order, and the nature and extent of installation and consulting services. Consequently, net revenue may vary from quarter to quarter depending on the length of the sales cycle and the applicable contract terms. If anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high.

  Cost of sales typically consists of material components, manufacturing assembly and test, and overhead expenses. The Company believes that for its SpotLight 2000 system to achieve broad market acceptance and compete effectively with alternative systems, the Company's average selling prices must decline. In order to achieve lower average selling prices without adversely affecting gross profits, the Company must successfully reduce the manufacturing costs of its product through engineering improvements and economies of scale in production and purchasing. There can be no assurance, however, that the Company will be able to achieve cost savings at a rate necessary to keep pace with competitive pricing pressures. The Company expects that its gross margins will continue to be affected by a variety of other factors, including increased investment in manufacturing facilities and equipment, changes in labor costs, changes in product mix due to a shift from analog-only to analog/CDMA dual-mode system sales, changes in warranty expense or inventory obsolescence, increased sourcing and changes in prices of components and subassemblies from third party manufacturers and increased price competition.

  The Company's manufacturing operations consist primarily of supplier and commodity management and assembling finished goods from components and subassemblies purchased from outside suppliers. In May 1998, the Company moved to significantly larger facilities to accommodate the Company's current research, development and manufacturing needs in the near term. The Company plans to further expand its manufacturing capacity in the future if and to the extent the Company's products achieve market acceptance and demand increases. If such expansion occurs, substantial investments in additional capital equipment and the recruiting and training of additional personnel will be required, which may include increased sourcing of components from third parties as well as increased system integration and full-configuration testing or investment in additional manufacturing facilities. See "Risk Factors-- Limited Manufacturing Experience; No Assurance of Successful Expansion of Operations."

  The Company recently upgraded its financial and accounting software to an enterprise resource planning software package that integrates manufacturing, finance and sales order management. The Company anticipates that additional upgrades to its management information systems will be required in the near future to address the expected increased volume and complexity of the Company's transactions. See "Risk Factors--Management of Growth; New Management Team."

  Research and development expense consists principally of salaries and related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of the Company's SpotLight 2000 system. As of June 30, 1998, all research and development costs had been expensed as incurred. The Company believes that continued investment in research and development is critical to attaining its strategic product and cost reduction objectives and, as a result, expects these expenses to increase significantly in absolute dollars in the future. Sales and marketing expense consists of salaries, sales commissions and related expenses for personnel engaged in marketing, sales and field service support functions, as well as promotional expenditures. The Company expects sales and marketing expense to increase significantly in absolute dollars in the future. General and administrative expense consists primarily of salaries and personnel related expenses, recruiting expenses, professional fees and other general corporate expenses. The Company expects general and administrative expense to increase in absolute dollars as the Company adds personnel and incurs additional costs related to the growth of its business and operation as a public company.

  The revenue and profit potential of the Company's business is unproven and the Company's limited operating history makes its future operating results difficult to predict. The Company believes that its growth and future success will be dependent upon the broad acceptance of the SpotLight 2000 system by cellular network operators. Because the SpotLight 2000 system was only recently introduced, the Company is unable to predict with any degree of certainty whether it will achieve market acceptance.

There can be no assurance that the Company will ever achieve profitability or significant revenues on a quarterly or an annual basis. Because of the limited size of the Company's customer base and the large size of customer orders, revenues derived from a small number of customers will likely represent a significant portion of revenue in any given period. Thus, a decrease in demand for the Company's systems from any customer for any reason is likely to result in significant periodic fluctuations in revenue. Due to the highly concentrated nature of the cellular industry, the Company believes that the number of potential customers for future products, if any, will be small. Failure by the Company to capture a significant number of the cellular network operators as customers could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Limited Operating History; Accumulated Deficit; Anticipated Losses," "--Significant Fluctuations in Operating Results," "--Significant Customer Concentration" and "--Uncertainty of Market Acceptance; Lengthy Sales Cycle."

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1998 AND 1997

  Net Revenue. Net revenue for the six months ended June 30, 1998 was $6.5 million, substantially all of which was derived from sales of the Motorola HDII analog version of the Spotlight 2000 system to three customers. Net Revenue for the six months ended June 30, 1997 was $392,000 all of which was service revenue. International sales were 51.5% of net revenue for the six months ended June 30, 1998. Although the Company anticipates that international sales will continue to account for a significant portion of its sales, the Company expects international sales to decrease as a percentage of net revenue.

  Gross Profit (Loss). Cost of sales was $6.4 million and gross profit was $105,000 for the six months ended June 30, 1998. Gross profit was adversely affected by unabsorbed fixed manufacturing overhead costs due to the expansion of manufacturing capacity in advance of unit sales volume increases. Additionally, increases to the warranty and inventory obsolescence reserves negatively impacted gross profit. Cost of sales was $516,000 and gross profit
(loss) was $(124,000) for the six months ended June 30, 1997. Cost of sales in this period reflected the direct costs of the Network Services division related supplies and expenses, and gross profit (loss) was adversely affected by these relatively high fixed costs.

  Research and Development. For the six months ended June 30, 1998, research and development expense was $8.0 million, of which $5.0 million was payroll and benefits. For the six months ended June 30, 1997, research and development expense was $5.4 million, of which $3.4 million was payroll and benefits. The increase in research and development expense was primarily attributable to increased staffing, prototype material costs and other associated expenses relating to enhancing the features and functionality of the SpotLight 2000 system.

  Sales and Marketing. For the six months ended June 30, 1998, sales and marketing expense was $4.1 million, of which $2.2 million was payroll and benefits. For the six months ended June 30, 1997, sales and marketing expense was $2.2 million, of which $1.4 million was payroll and benefits. The increase in sales and marketing expense was primarily attributable to expansion of the Company's direct sales force, as well as increased public relations and other promotional expenditures.

  General and Administrative. For the six months ended June 30, 1998, general and administrative expense was $2.4 million, of which $1.8 million was payroll, $360,000 was in connection with certain patent license agreements and $255,000 was stock compensation charges. For the six months ended June 30, 1997, general and administrative expense was $1.4 million, of which $1.2 million was payroll and related expenses. The increase in general and administrative expense was primarily attributable to increased personnel and facility expenses necessary to support the Company's growth. The stock compensation charge for the six months ended June 30, 1998 also contributed to the increase over the prior year.

  Deferred Stock Compensation. In connection with the grant of certain stock options during 1997, the Company recorded aggregate deferred stock compensation of approximately $1.9 million, representing the difference between the deemed value of the Common Stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is recorded as deferred stock compensation and amortized ratably over the vesting period as stock compensation expense. For the six months ended June 30, 1998, stock compensation expense was $328,000. For the six months ended June 30, 1997, the Company recorded deferred stock compensation of $224,000 and amortized a stock compensation expense of $22,000. For the year ended December 31, 1997, the aggregate stock compensation expense was $676,000.

  Interest Expense and Net Other Income. Interest expense increased to $2.2 million for the six months ended June 30, 1998, compared to $236,000 for the six months ended June 30, 1997. The increase was primarily attributable to the $2.0 million interest expense and associated fees to secure the $29.0 million of 13.75% Senior Secured Bridge Notes. Net other income consists primarily of earnings on the Company's cash and cash equivalents and short-term investments. Net other income increased to $484,000 for the six months ended June 30, 1998, from $409,000 for the six months ended June 30, 1997. The increase was attributable to higher average cash and cash equivalent balances.

  Income Taxes. The Company has had a net loss for each period since inception. As of June 30, 1998, the Company had approximately $39.3 million of net operating loss carryforwards and $1.0 million of research and development credit carryforward for federal income tax purposes, which begin to expire in 2009. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforward, because of uncertainty regarding its realizability. See Note 7 of Notes to Financial Statements.

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (INCEPTION PERIOD)

  Net Revenue. Net revenue for 1997 and 1996 was $1.5 million and $1.3 million, respectively, and was attributable to services provided by the Network Services division in 1997 and a one-time engineering consulting contract in 1996. During 1995, the Company was primarily engaged in product development and accordingly, recorded no revenue. The Network Services division was discontinued in March 1998.

  Gross Profit (Loss). Cost of sales was $1.7 million and gross profit (loss) was $(278,000) for the year ended December 31, 1997. Gross profit (loss) in 1997 was adversely affected by the high fixed cost of the Network Services division during its initial year of operation. Cost of sales in this period consists primarily of direct labor and materials related to services rendered in generating the revenue for the period. Cost of sales was $1.1 million and gross profit was $194,000 for the year ended December 31, 1996. Gross profit in 1996 was attributable to a one-time engineering consulting contract.

  Research and Development. Research and development expense was $13.1 million, $7.2 million and $883,000 in 1997, 1996 and 1995, respectively. The increases in research and development expense were primarily attributable to increased staffing and associated costs related to product development. During 1997, research and development expense also included the design and development of manufacturing infrastructure that was initially used for prototyping activities.

  Sales and Marketing. Sales and marketing expense was $5.4 million, $1.7 million and $84,000 in 1997, 1996 and 1995, respectively. The increases in sales and marketing expense were primarily attributable to expansion of the Company's direct sales force and costs associated with initial field trials of the SpotLight 2000 system.

  General and Administrative. General and administrative expense was $3.8 million, $2.4 million and $168,000 in 1997, 1996 and 1995, respectively. The increases in general and administrative expense were primarily attributable to increased payroll and related expenses in hiring additional personnel and increased occupancy expenses necessary to support the Company's growth.

  Interest Expense and Net Other Income. Interest expense was $449,000, $150,000 and $22,000 in 1997, 1996 and 1995, respectively. The increases in interest expense were primarily attributable to increased capital lease obligations and notes payable. Net other income was $851,000, $485,000 and

$157,000 in 1997, 1996 and 1995, respectively. The increases in net other income were primarily attributable to interest income resulting from higher cash and cash equivalent balances and short-term investments.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly statement of operations data for the six quarters ended June 30, 1998. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. Such quarterly operating results are not necessarily indicative of the operating results for any future period.

                                         THREE MONTHS ENDED
                         ------------------------------------------------------
                                    JUNE     SEPT.    DEC.               JUNE
                         MARCH 31,   30,      30,      31,    MARCH 31,   30,
                           1997     1997     1997     1997      1998     1998
                         --------- -------  -------  -------  --------- -------
                                           (IN THOUSANDS)
Net revenue.............  $   129  $   263  $   547  $   511   $ 2,538  $ 3,963
Cost of sales...........      114      402      557      655     2,910    3,486
                          -------  -------  -------  -------   -------  -------
Gross profit (loss).....       15     (139)     (10)    (144)     (372)     477
                          -------  -------  -------  -------   -------  -------
Operating expenses:
  Research and
   development..........    2,693    2,672    3,559    4,159     3,575    4,450
  Sales and marketing...      922    1,322    1,753    1,385     1,996    2,091
  General and
   administrative.......      655      712    1,073    1,322     1,044    1,385
                          -------  -------  -------  -------   -------  -------
    Total operating
     expenses...........    4,270    4,706    6,385    6,866     6,615    7,926
                          -------  -------  -------  -------   -------  -------
Operating loss..........   (4,255)  (4,845)  (6,395)  (7,010)   (6,987)  (7,449)
Other income, net.......      204      205      191      250       165      319
Interest expense........      (99)    (136)     (90)    (124)     (152)  (2,079)
                          -------  -------  -------  -------   -------  -------
Net loss................  $(4,150) $(4,776) $(6,294) $(6,884)  $(6,974) $(9,209)
                          =======  =======  =======  =======   =======  =======
Pro forma net loss per
 share..................  $ (0.31) $ (0.36) $ (0.43) $ (0.43)  $ (0.44) $ (0.57)
                          =======  =======  =======  =======   =======  =======

  The Company's net revenue for the quarters in 1997 consisted primarily of service revenue. Net revenue for the quarters ended March 31, 1998 and June 30, 1998 was primarily attributable to sales of the Company's SpotLight 2000 system.

  The significant fluctuations in the Company's historical quarterly operating results are principally a function of the fact that the Company was a development stage company through the latter part of the fourth quarter of 1997. These fluctuations are largely explained by significant increases and large variations in expenses incurred in connection with the transition from development stage to operating stage. Operating expense increased in each quarter, primarily reflecting the increased expenditures related to the Company's product development and its expanding workforce.

  The Company will likely experience significant fluctuations in its operating results on a quarterly and an annual basis in the future. In connection with its efforts to increase production of its recently introduced SpotLight 2000 system, the Company expects to continue to make substantial investments in capital equipment, to recruit and train additional personnel and to invest in facilities and management information systems. These expenditures may be made in advance of, and in anticipation of, increased sales and, therefore, gross profits may be adversely affected by short-term inefficiencies associated with the addition of equipment, personnel or facilities and costs may increase as a percentage of revenues from time to time on a periodic basis. As a result, the Company's operating results will vary from period to period. Because of the limited size of the Company's customer base and the large size of customer orders, revenues derived from a small number of customers will likely represent a significant portion of revenue in any given period. Accordingly, a decrease in demand for the Company's systems from any customer for any reason is likely to result in significant periodic fluctuations in revenue. In addition, most of the Company's contracts contain conditional acceptance provisions for certain product sales and the Company delays recognition of revenues that are subject to such contingencies until all such conditions are satisfied. If the Company could not satisfy conditions in such contracts or satisfaction of conditions were delayed for any reason, revenues in any particular period could fall significantly below the Company's expectations. Many other factors may affect the Company's business and operating results in future periods. See "Risk Factors--Limited Operating History; Accumulated Deficit; Anticipated Losses" and "--Significant Fluctuations in Operating Results."

YEAR 2000 COMPLIANCE


  Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such year 2000 requirements. In 1998 the Company installed an enterprise resource planning system that the vendor warrants is year 2000 compliant. The Company's current estimate is that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on the result of operations or financial position of the Company in any given year. However, despite the Company's efforts to address the year 2000 impact on its internal systems, the Company has not fully identified such impact or whether it can resolve it without disruption of its business and without incurring significant expense. In addition, even if the internal systems of the Company are not materially affected by the year 2000 issue, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts. See "Risk Factors--Year 2000 Compliance."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations primarily through private sales of Preferred Stock and Common Stock, the issuance of debt instruments, capital leases arrangements and borrowings under various lines of credit. Net proceeds from these transactions totaled $85.8 million as of June 30, 1998.

  For the six months ended June 30, 1998, net cash used in operating activities was $20.8 million resulting from a net loss of $16.2 million and increases of $8.1 million in inventories offset by decreases of $4.9 million in accounts payable, accrued liabilities and other liabilities. Net cash used in operating activities was $23.6 million, $10.2 million and $309,000 in 1997, 1996 and 1995, respectively. For 1997, cash used in operating activities resulted from a net loss of $22.1 million and increases of $4.1 million in inventories, $1.3 million in accounts receivable and $34,000 in prepaid expenses and deposits partially offset by increases of $926,000 in accounts payable, accrued liabilities and other liabilities and $1.8 million in depreciation and amortization. For 1996, cash used in operating activities resulted from a net loss of $10.8 million and increases of $67,000 in accounts receivable and $222,000 in prepaid expenses partially offset by increases of $906,000 in accounts payable, accrued liabilities and other liabilities and $520,000 in depreciation and amortization. Cash used in operating activities in 1995 was attributable to a net loss of $1.0 million and an increase of $55,000 in prepaid expenses partially offset by an increases of $206,000 in accounts payable, accrued liabilities and other liabilities and $19,000 in depreciation and amortization.

  Net cash provided by (used in) investing activities of $(504,000), $(621,000), $3.1 million and $(3.8 million) for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively, was primarily related to purchases of property and equipment and purchases of short term investments offset by maturities of short term investments. The large increases in working capital on a period-to-period basis are a direct result of the rapid growth of the Company in support of the product development and sales and marketing efforts as well as the development of an operational infrastructure to support the sales of product in the recent quarters. Such growth has required the Company to purchase additional equipment and software and increase purchase of materials, which resulted in corresponding increases in inventories and accounts payable.

  Cash provided by (used in) financing activities of $28.2 million for the six months ended June 30, 1998 consisted of $29.0 million in proceeds from issuance of 13.75% Senior Secured Bridge Notes offset by $130,000 in payments on debt securities and $717,000 in principal payments on capital lease obligations. Cash provided by financing activities of $18.4 million in 1997 consisted primarily of $19.2 million in net proceeds from the issuance of Series D Preferred Stock. Cash provided by financing activities of $24.8 million in 1996 was primarily from net proceeds of $24.6 million from the issuance of Series B and C Preferred Stock and $500,000 of proceeds from the issuance of a note payable. Cash provided by financing activities of $5.5 million in 1995 consisted primarily of $5.5 million in net proceeds from the issuance of Series A Preferred Stock.

  In April 1998, the Company issued $29.0 million in aggregate principal 13.75% Senior Secured Bridge Notes due April 28, 2000 to certain institutional and corporate investors. The 13.75% Senior Secured Bridge Notes are secured by the Company's personal property and intellectual property. The Company is required to comply with certain covenants and certain reporting requirements determined by the noteholders. On April 28, 1999 and each 180-day period thereafter until the 13.75% Senior Secured Bridge Notes are repaid in full, the interest rate will increase by 200 basis points up to a maximum of 18.0%. In addition, the Company issued the Note Warrant to purchase an aggregate of 537,500 shares of Series D Preferred Stock at a purchase price of $0.01 per share. The Note Warrants expire on April 28, 2000. Pursuant to the terms of the 13.75% Senior Secured Bridge Notes, upon the closing of this offering, the Company is obligated to repay one-half of the aggregate principal amount of the 13.75% Senior Secured Bridge Notes outstanding, together with accrued but unpaid interest thereon. The remaining outstanding 13.75% Senior Secured Bridge Notes are redeemable at the Company's option at any time prior to the maturity date. Upon the closing of this offering, the Company has the right to redeem all of the 13.75% Senior Secured Bridge Notes, Note Warrants and to repurchase any stock issued upon exercise of the Note Warrants for an aggregate redemption price of $40.6 million.

  The Company has a credit facility with a commercial bank, which provides for a revolving credit line of $7.5 million to support working capital with a $3.0 million sublimit for issuance of trade-related commercial and standby letters of credit, which matures on October 14, 1999. Outstanding balances on the credit line bear interest at the bank's prime rate and are secured by the Company's accounts receivable and inventory. As of the date hereof, no amounts were outstanding under this revolving credit line secured by accounts receivable and $2.5 million is outstanding related to issuance of a standby letter of credit. See Note 4 of Notes to Financial Statements.

  The Company has several capital leases with terms ranging from 36 to 48 months. At June 30, 1998, the Company's outstanding capital lease obligations were $5.1 million, accruing interest at rates ranging from 7.25% to 14.50%. On April 17, 1998, the Company entered into an additional $3,500,000 capital lease line with a 36 month term. See Note 8 of Notes to Financial Statements.

  As of June 30, 1998, the Company had $20.3 million of cash and cash equivalents. As of June 30, 1998, the Company's principal commitments consisted of accounts payable, current debt payable, convertible and redeemable preferred stock and obligations outstanding under operating and capital leases. Although the Company has no material commitments for capital expenditures, management anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. The Company may establish additional field service and customer support locations, which would require it to commit to additional lease obligations. In the future, the Company may support larger inventories in order to provide shorter lead times to customers and achieve purchasing efficiencies.

  The Company will use approximately $16.2 million of the net proceeds received from this offering to repay one-half of the outstanding principal and estimated accrued interest on the 13.75% Senior Secured Bridge Notes and the remaining proceeds of $31.8 million will be used for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. See "Use of Proceeds." Following the expected application of the estimated net proceeds of this offering together with repayments of debt prior to this offering the Company will have $14.5 million in outstanding principal 13.75% Senior Secured Bridge Notes.

  The Company believes that the net proceeds from this offering, together with its cash and cash equivalents, will be sufficient to meet its capital requirements for at least twelve months. The Company's future capital requirements will depend upon many factors, including the success or failure of the Company's efforts to expand its production, sales and marketing efforts, the status of competitive products and the requirements of the Company's efforts to develop new products and product enhancements. To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all, or that such financing would not result in further dilution to existing stockholders. See "Use of Proceeds."

                                    BUSINESS

OVERVIEW

  Metawave designs, develops, manufactures and markets spectrum management solutions for the wireless communications industry worldwide. Metawave's spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, enable cellular network operators to increase overall network capacity, reduce network operation costs, better manage network infrastructure and stimulate end user demand through improved system quality. Using its proprietary technologies, the Company has developed products that address the capacity, coverage and call quality problems faced by cellular network operators.

  The Company's smart antenna systems utilize fixed beam-switching hardware and software algorithms to reduce system interference in order to enable more efficient utilization of finite radio frequency spectrum or "wireless bandwidth." The Company's products offer highly integrated system solutions that can reduce the need for costly infrastructure upgrades and additional cell site deployments, thereby enabling cellular network operators to reduce otherwise capital intensive outlays and to keep pace with subscriber growth. The Company's technology is designed to be leveraged across a variety of the market segments in the wireless communications industry, including the AMPS, CDMA, GSM, PCS, TDMA and WLL segments.

  The Company's customers include ALLTEL, 360(degrees) Communications and Millicom affiliates, Telefonica Celular and St. Petersburg Telecom. The Company has completed a field trial with AirTouch and is currently conducting a field trial with GTE.

INDUSTRY BACKGROUND

  The worldwide demand for wireless communications services has grown significantly in recent years, largely as a result of technological advancements and economies of scale that have substantially reduced the cost and improved the quality and reliability of wireless services for the business and consumer mass market. In addition, worldwide deregulation of the wireless communications industry and increased government allocation of spectrum have resulted in wider availability of wireless radio frequency and increased competition among existing and new wireless network operators, further reducing cost to the end user and stimulating demand. According to Dataquest, the number of cellular and PCS subscribers increased 45% in 1997, from 134 million to 194 million, and is projected to be approximately 550 million by 2001.

  The demand for wireless communications services is expected to continue to grow rapidly, as communications technology is driving the evolution of the digital information age. The convergence of data communications, telephony and wireless communications is straining public and private networks worldwide and requiring the development of new technologies in order to enable the rate of change to continue. Devices with wireless access such as mobile phones and palm computers and the combination of wireless and internet protocol-based LAN infrastructure may enable mobile customers to access services such as web initiated telephony, unified messaging and advanced conferencing.

  The need for mobile communications ubiquity places a significant strain on wireless service providers given the fixed amount of radio frequency spectrum or wireless bandwidth available to deliver wireless services. Unlike traditional data and telephony communications bandwidth, which is a physical medium, wireless spectrum is an invisible medium and is generally allocated in fixed amounts by governments in U.S. and foreign markets. Traditional methods used in data and telephony networks for increasing available bandwidth through the adoption of new technologies, such as frame or cell based switching or dense wave division multiplexing, generally do not apply in wireless networks. Thus, the fundamental challenge for wireless network operators is to increase capacity, coverage and call quality within a fixed amount of wireless spectrum.

  To address capacity, coverage and call quality issues, wireless operators have begun to deploy more spectrum-efficient digital technologies such as CDMA, GSM and TDMA since the late 1980s. However, because analog and digital cellular networks share the same fixed amount of spectrum, cellular network operators must remove analog channels to implement digital technology. To install one CDMA carrier into a network, an operator must clear 15 percent of its existing analog spectrum. Removal of analog spectrum creates additional capacity constraints within an existing analog network that is already nearing capacity limits from the growing demand for analog minutes of use. As digital traffic grows within analog systems, additional digital carriers must be added, requiring more analog channels to be cleared. According to the Cahners In-Stat Group, clearing analog spectrum to accommodate digital growth is expected to continue for the next five to seven years as demand for digital capacity increases.

  The need to provide analog cellular service to increasing numbers of subscribers while simultaneously clearing fixed spectrum for digital deployment creates numerous challenges for cellular network operators. Traditionally, operators of 800 MHz cellular networks addressed capacity, coverage and call quality problems by building new cell sites. According to the Cellular Telecommunication Industry Association ("CTIA"), wireless network operators added approximately 21,000 new cell sites worldwide in 1997. However, constructing a new site, including land, building and equipment, can cost up to $1,000,000, and technical factors such as frequency reuse limitations diminish the marginal benefits of adding cell sites to networks. For example, building cell sites closer together increases interference and noise in the network, which reduces capacity and call quality, exacerbating the very problems the additional cell sites are intended to resolve. Cellular network operators also face significant community resistance arising from environmental concerns and aesthetic objections to the appearance of cell site towers.

  In addition to building more cell sites, cellular network operators have adopted variations on antenna design. Traditionally, operators used omni-directional (360(degrees)) antennas, which receive and transmit in all directions around a cell site. This has the advantage of making all radio channels available to any cellular caller, but has the disadvantage of being susceptible to interference from all directions. In areas where interference is a problem, cellular network operators have often installed sectorized antennas, usually consisting of a suite of three antennas, each covering a different 120(degrees) sector around a cell site. While sectorized antennas reject signals from outside their sector, decreasing the overall level of interference within a cell site, they can also reduce cell site capacity because each radio channel is permanently allocated to a specific sector, and therefore cannot be reused to cover other sectors.

  The growing demand for wireless services and the difficulties encountered by cellular network operators in building additional cell sites and implementing digital technologies contribute to the need for a cost-effective solution to capacity, coverage and call quality problems. Cellular network operators need solutions that work within the framework of intense wireless service competition and reduced capital budgets. As they seek to provide ubiquitous wireless service and support increased subscriber demand, cellular network operators must address the fundamental challenge of achieving maximum capacity from finite spectrum resources. Metawave believes that the growing demand for wireless services as well as the set of technological problems and economic constraints imposed by finite spectrum resources presents an attractive market opportunity for providers of spectrum management solutions.

THE METAWAVE SOLUTION

  Metawave's spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, enable cellular network operators to increase overall network capacity, reduce network operation costs, better manage network infrastructure and stimulate end user demand through improved system quality. The Company's initial spectrum management platform, the SpotLight 2000 system, is a multibeam smart antenna technology that is compatible with the Motorola HDII and Lucent Series II base stations and AMPS and CDMA air interface protocols. The SpotLight 2000 system divides the cell site coverage pattern into 12 fixed beams and incorporates electronics and software to create the optimum signal for each radio in the cell site. The Company's spectrum management solutions provide cellular network operators with the following benefits:

  Cost-Effective Capacity Expansion. The SpotLight 2000 system enables cellular network operators to increase the capacity of their networks without the increased network complexity and expenses associated with new cell site development. The SpotLight 2000 system integrates narrow-beam antennas with RF signal-processing hardware and beam-switching algorithms to provide stronger signal reception and reduced interference. This enables cellular network operators to more efficiently allocate radio frequencies and thereby increase network capacity. The SpotLight 2000 system can be installed in a single cell site or in multiple sites in a network. The system can be used to increase analog capacity only or can be deployed in a dual-mode configuration to simultaneously increase both analog and CDMA capacity. Based on field trials, the Company estimates that the SpotLight 2000 system, when installed in a network of cell sites, can improve analog capacity by as much as 100% and, when used in a dual-mode system, can improve CDMA capacity by up to 40%.

  Efficient Conversion to Digital Network Capability. The SpotLight 2000 system enables cellular network operators to use existing cell site infrastructure to support current traffic levels with less of their allocated spectrum and fewer channels. As a result, the SpotLight 2000 system facilitates the transition from frequency-intensive analog service to more spectrum-efficient digital service. Operators can use the SpotLight 2000 system to clear spectrum for the first and each subsequent CDMA carrier while maintaining analog capacity and service quality.

  Improved Network Performance. By providing a stronger signal and by reducing interference, the SpotLight 2000 system can improve coverage in certain portions of a cell site's geographic footprint, such as the interior of buildings, where coverage is often insufficient. This stronger signal and reduced interference can improve network quality. In addition, the SpotLight 2000 system provides RF engineers with the ability to measure and report performance statistics in 30(degrees) increments around the cell site. Using this data, engineers can better isolate specific network performance metrics and determine optimum sector configurations.

STRATEGY

  The Company's objective is to be a leading provider of spectrum management solutions to the worldwide wireless communications market. The Company's strategy to achieve this objective incorporates the following key elements:

  Provide Solutions to High-Growth Wireless Communications Markets. The Company seeks to identify rapidly growing wireless markets and to develop highly integrated solutions to spectrum management problems in those markets. The Company designed the SpotLight 2000 system initially for use in AMPS cellular networks. In order to address the capacity and system quality problems facing AMPS operators implementing CDMA digital technologies, the Company has leveraged the SpotLight 2000 system technology to develop a dual-mode solution that incorporates CDMA and AMPS protocols. The Company intends to explore other high-growth markets such as GSM, PCS, TDMA and WLL and, if appropriate, to develop similar solutions for such markets.

  Build and Expand Strategic Customer Relationships. Metawave is dedicated to serving those cellular network operators which the Company believes are most likely to adopt and promote the Company's solution across their networks. The Company uses a direct sales model and has established significant field engineering expertise that enables the Company to install and optimize its equipment within customers' cell sites. The Company's system engineers work closely with the Company's direct sales personnel and customers to ensure that the Company's product performance is optimized for each operator's network. In addition, the Company has developed expertise in assisting cellular network operators in planning and improving overall network performance.

  Leverage Proprietary Core Technology. The Company seeks to continue to build its core technology, which includes eight issued and 25 pending patents, and to invest substantial resources in technology research and product development. The Company has leveraged its core technology and expanded its customer base by modifying its SpotLight 2000 system for use with the Lucent Series II base station in addition to the Motorola HDII base station for which it was initially developed. The Company is currently modifying the SpotLight 2000 system to interface with equipment made by other manufacturers, such as the Ericsson 882 and Motorola SC2450 and SC9600 base stations, and intends to expand into new technology markets by developing spectrum management solutions for the GSM, PCS, TDMA and WLL markets, as appropriate. To facilitate the adoption and deployment of the Company's spectrum management solutions, the Company intends to develop stand-alone products and applications that are readily installed in existing or new cell sites. The Company may establish strategic relationships both to develop new technologies and to expand into new markets.

  Focus on Highly Integrated System Solutions. The Company seeks to offer system level products that enhance the performance of cellular network operators' base station equipment. The Company will provide highly integrated solutions that include pre-sales system planning, products configurable to specific base station requirements and on-site installation and optimization services to ensure a high level of system performance. The Company's highly integrated system approach differentiates it from the component level product offerings currently available in the market.

MARKETS

  Today's wireless communications industry is characterized by several protocols that divide the industry into broad markets. Currently, networks based on the AMPS and GSM protocols have the greatest number of subscribers and, correspondingly, the largest number of cell sites. The Company expects digital technologies to grow rapidly and account for increased levels of infrastructure spending. Many analog cellular network operators are migrating their analog networks to digital to increase capacity and improve their competitive position relative to emerging PCS providers. Regardless of the protocol adopted or the frequency band used, the Company believes wireless network operators worldwide will need to address capacity, coverage or call quality issues.

  Analog Cellular Market. The analog cellular market consists of operators that provide cellular service within the 800 MHz and 900 MHz frequency bands using analog technology. The predominant analog protocol is AMPS, which according to the Strategis Group serves 71.0% of total analog subscribers worldwide. In areas of the world where digital technology has not yet been introduced, AMPS networks are growing to serve continued subscriber demand. In areas where deployment of digital service is underway or planned, maintaining analog capacity, coverage and call quality during this transition is essential. In addition to currently serving the majority of subscribers and minutes of use in North America, AMPS technology will also serve digital customers in cases where they roam to other networks, in areas where digital service is not yet in place and in circumstances where digital capacity is not sufficient to carry the level of traffic. AMPS cellular phones also remain significantly less expensive than digital and dual-mode phones. For these reasons, the Company believes the migration to digital service will be an extended process. Moreover, the Company believes that cellular network operators may be reluctant to allow AMPS service quality to deteriorate during this process due to the presence of significant competition from other cellular and emerging PCS operators. The Company's SpotLight 2000 system enables cellular network operators to provide enhanced capacity, coverage and call quality to facilitate this transition to digital service.

  CDMA Digital Cellular Market. The CDMA digital cellular market consists of operators overlaying CDMA technology onto existing AMPS technology in the 800 MHz frequency band. To deploy a single CDMA carrier, cellular network operators must clear a portion of spectrum (approximately 15% in North and South America) that was previously utilized for AMPS service. This involves taking analog channels off the air, exacerbating capacity shortages and deteriorating network quality. Approximately half of the cellular networks in North America are ultimately expected to migrate to CDMA technology as are many cellular network operators in South America. Cellular network operators must separately optimize the CDMA portion of their network in order to achieve the necessary capacity and performance. The Company's SpotLight 2000 system provides additional analog capacity facilitating spectrum clearing without adversely affecting capacity or network quality. The SpotLight 2000 system also provides additional CDMA capacity to manage the transition from analog-only networks to dual-mode networks.

  GSM Market. The GSM market consists of networks that operate at 900 MHz and 1800 MHz. GSM was the first widely implemented digital technology and is deployed in 110 countries, predominantly in Europe and Asia. As the most widely deployed digital technology, GSM served 48.5 million subscribers at the end of 1997, according to the Strategis Group, and Allied Business Intelligence estimates that GSM will account for over 50% of worldwide wireless subscribers by 2000. GSM is not as spectrally efficient as other digital technologies. Consequently, GSM networks are beginning to experience capacity constraints, particularly in heavily subscribed areas. The Company believes that these capacity shortfalls will become more common. The Company is currently developing a product to provide cost-effective spectrum management solutions for GSM network operators.

  TDMA Market. The TDMA digital cellular market consists of operators overlaying TDMA technology onto existing AMPS technology in the 800 MHz frequency band. The TDMA market represented approximately 50% of the North American digital cellular market, as well as a significant portion of the South American market at the end of 1997, according to the Strategis Group. TDMA operates on analog channels, and therefore can reduce analog capacity. As subscriber growth continues on these networks, the capacity gains of TDMA may not be sufficient to accommodate subscriber growth. Although the Company currently has no TDMA solution under development, the Company believes that its technology is applicable to the issues facing TDMA operators. The Company continues to evaluate the economic viability of a TDMA solution and may in the future undertake product development for TDMA.

  PCS Market. In 1995 and 1996, the U.S. government auctioned new licenses at frequencies of 1900 MHz, known as PCS. These licenses represent 120 MHz of new spectrum compared to 50 MHz of spectrum held by the existing cellular network operators. In doing so, the government opened up each wireless market to new competitors. These new PCS operators represent a significant competitive threat to cellular network operators. Since entering the market in 1997, deployed PCS networks currently provide coverage to geographic regions covering approximately 75% of the U.S. population and, according to The Yankee Group, PCS accounted for 20% of all new wireless accounts in the United States in 1997. PCS operators deploy digital networks, using CDMA, TDMA or GSM technology, which offer enhanced services, better security and more capacity than analog networks. In addition, customer churn has intensified as a result of new consumer choices. As these networks grow, it is expected that they will experience capacity and optimization issues similar to cellular networks. The Company continues to evaluate potential spectrum management solutions for PCS.

  The following table presents a summary of the principal wireless protocols, geographic markets and estimated subscribers as of December 31, 1997.

                                                            PREDOMINANT
                                                            GEOGRAPHIC    ESTIMATED SUBSCRIBERS
  MARKET            PROTOCOL                                REGIONS       WORLDWIDE, 1997(2)

  Analog Cellular   AMPS (Advanced Mobile                   North America      68,421,482
                    Phone Services)(1)                      Latin America
                                                            Asia
                   ----------------------------------------------------------------------------
                    TACS/ETACS (Total Access                Europe             21,366,610
                    Communications System)                  Asia
                   ----------------------------------------------------------------------------
                    NMT (Nordic Mobile Telephone)           Europe              4,933,956
                                                            Asia
-----------------------------------------------------------------------------------------------
  Digital Cellular  CDMA (Code Division Multiple Access)(1) North America       3,963,162
                                                            Latin America
                                                            Asia
                   ----------------------------------------------------------------------------
                    TDMA (Time Division Multiple Access)    North America       6,721,635
                                                            Latin America
                                                            Asia
                   ----------------------------------------------------------------------------
                    GSM (Global System for Mobile           Europe             48,495,238
                    Communications)                         Asia
                   ----------------------------------------------------------------------------
                    PDC (Pacific Digital Cellular)          Japan              21,959,350
-----------------------------------------------------------------------------------------------
  PCS/Other         PCN/DCS-1800 (Digital                   Europe              5,065,119
                    Communications System)                  Asia
                   ----------------------------------------------------------------------------
                    PCS 1900                                North America       1,319,138
                   ----------------------------------------------------------------------------
                    TDMA (1.9 GHz)                          North America         834,141
                   ----------------------------------------------------------------------------
                    CDMA (1.9 GHz)                          North America       2,197,355
                                                            Asia
                   ----------------------------------------------------------------------------
                    PHS (Personal Handyphone System)        Asia                8,161,656
-----------------------------------------------------------------------------------------------

(1) Indicates markets the Company's products currently address. There can be no assurance that the Company will be successful in developing products for other markets. See "Risk Factors--Rapid Technological Change and Requirement for Frequent New Product Introductions."
(2)  As reported by the Strategis Group, 1997.

METAWAVE PRODUCTS

  The Company has developed spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, that enable cellular network operators to increase overall network capacity, reduce network operation costs, better manage network infrastructure and stimulate end user demand through improved system quality. The Company's initial spectrum management platform, the SpotLight 2000 system, is a multibeam smart antenna technology that interfaces with Motorola HDII and Lucent Series II base stations and is compatible with AMPS and CDMA air interface protocols.

  Metawave's proprietary spectrum management solutions enable the transition from traditional wireless network infrastructure designs to an architecture which actively optimizes finite spectrum or wireless bandwidth, thereby enhancing the performance and increasing overall network capacity of the cellular operator's network. The architecture, shown in the figure below, adds smart antenna performance to the cellular operator's network.

                            [GRAPHIC APPEARS HERE]

  SpotLight Platform. The Company's SpotLight 2000 smart antenna system was initially designed for use in AMPS networks and was first shipped for commercial sale in November 1997. The second generation SpotLight 2000 system was designed as a dual-mode system and is currently in field trials. The SpotLight 2000 system divides cell site antennas into 12 beams and incorporates electronics and software to optimize the signal for each radio in the cell site, resulting in increased network capacity and improved call quality. Designed for 800 MHz networks, the SpotLight 2000 system currently provides solutions for AMPS networks or dual-mode AMPS and CDMA networks.

  Based on field trials, the Company estimates that the SpotLight 2000 system, when installed in a network of cell sites, can improve analog capacity by as much as 100% and, when used in a dual-mode system, can improve CDMA capacity by up to 40% without increasing the number of cell sites. Accordingly, the SpotLight 2000 system is a cost-effective tool for clearing spectrum of analog use to accommodate the transition of networks to digital service. Capacity is increased by allowing for tighter re-use of frequency or by obtaining increased trunking efficiency or a combination of both.

  The Spotlight 2000 system interfaces with base stations by coupling directly to the I/O ports of base station radios and by processing transmit and receive signals through its smart antenna spectrum management system. The Company provides all necessary hardware and software to process transmit and receive signals, including Spectrum Management Units ("SMUs"), linear power amplifiers, filters and other equipment, including base station antennas.

  As the SpotLight 2000 system reduces interference in a network through implementation of smart antennas, more channels can be added to each cell site because frequencies can be reused more times over a given area, thereby increasing network capacity. In areas where interference is a problem, cellular network operators have often installed sectorized antennas, usually consisting of a suite of three antennas, each covering a 120(degrees) sector around a cell site. Sectorization reduces the amount of interference received by a given cell site radio. The SpotLight 2000 system's 12 beam smart antenna has four times the interference rejection potential of a three-sector antenna. As shown in the figure below, the 12 beam antenna rejects potential signal interference that is outside the caller's narrow 30(degrees) beam, reducing network interference. This enables a cellular network operator to reuse the same frequencies more often over a given service area, thereby adding more channels to each cell site.

                             INTERFERENCE ISOLATION

                            [GRAPHIC APPEARS HERE]

  Trunking efficiency represents a statistical measure of the call carrying capacity of a set of channels. Trunking efficiency is increased whenever a greater number of channels is made available for use by a group of subscribers at a given location and time. Conventional three-sector antennas tend to reduce capacity because they restrict the callers in any given sector to the cell site radio channels assigned to that sector. In contrast, the SpotLight 2000 system's SMU's permit any caller in any beam to be assigned to any cell site radio, thereby increasing the trunking efficiency and the cell site's capacity. The primary interface between the SpotLight 2000 system and the cell site is the set of RF connections between the transmit and receive terminals on cell site radios and the SpotLight 2000 system's SMUs, which contain the core of SpotLight's smart antenna capability. While any call is active, the SMUs continuously measure call quality and make adjustments in beam assignment to maintain the best possible call quality.

  Through the SpotLight 2000 system, cellular network operators deploying dual-mode smart antenna systems can use a single set of antennas for both their analog and CDMA networks, and can optimize each network's performance independently.

  The SpotLight 2000 system also increases CDMA capacity because it allows operators to manage and distribute traffic loading more effectively. The geographic distribution of traffic loading across a CDMA network or within a single cell varies considerably. In a typical three-sector cell, the traffic density in the most heavily loaded sector is often significantly higher than the least-loaded sector. As a result, some cells may have sectors that are fully loaded with cellular traffic while other sectors of the same cell are well below peak loading and have spare capacity. On a network scale, high cellular traffic areas, such as highway interchanges, urban centers and shopping centers, can become "hot spots" that strain network capacity even as network resources go unused in low cellular traffic areas. This variability in traffic density creates network inefficiencies and lower network capacity, particularly in CDMA networks.

  To address traffic loading, the SpotLight 2000 system controls the transmission and reception of CDMA radio signals by base stations through a process called sector synthesis. The SpotLight 2000 system adapts the sector coverage of the base stations' CDMA radios to the local traffic patterns around cell sites. The system's phased-array antenna makes it possible to create custom sector antenna patterns of varying degrees though an embedded software-driven process. Optimization of the SpotLight 2000 system for CDMA requires information about the CDMA signals on the network, which the CDMA equipment within the system gathers through the antennas. Sector synthesis occurs through software algorithms, which can be modified remotely to respond to changing local traffic patterns in real time. Through sector synthesis, cellular network operators also optimize their CDMA networks with increased flexibility and precision, enhancing network capacity and performance in response to changing traffic patterns as well as local terrain and variable RF conditions, as illustrated in the following diagram.

                                SECTOR SYNTHESIS

                            [GRAPHIC APPEARS HERE]

  Other Spectrum Management Products. The SpotLight 2000 system can be administered and monitored locally or remotely through LampLighter, SpotLight 2000's system configuration product. LampLighter, a Windows-based software tool, configures the SpotLight 2000 system for optimal cell site performance. In addition, LampLighter allows real time monitoring of system performance through graphical displays and log files.

  In addition to the configuration capabilities of LampLighter, the Company offers networked access to the SpotLight 2000 system configuration with its SiteNet software product. SiteNet also provides a means for centralized collection and analysis of RF performance statistics in analog and CDMA networks. Cellular network operators can use the networked configuration capability, as well as networked RF performance statistics, to attain remote control of antenna operations across a network of SpotLight 2000 systems.

CORE TECHNOLOGY

  The Company believes that one of its key competitive advantages is its investment and expertise in the core technologies that enable efficient spectrum management of wireless communications networks. Spectrum management encompasses a number of technical components, including advanced antenna concepts, radiowave propagation models, network performance monitoring tools, common air interface knowledge and communications systems hardware implementations. These core competencies, when applied in combination, allow cellular network operators to optimize capacity, coverage and quality across their networks. The Company has developed, and continues to expand upon, the following four fundamental technical elements:

  Phased-Array Antenna Systems. The Company has developed phased-array antenna systems that provide compact beam-forming within a single structure. The antenna systems make use of uniform linear or cylindrical arrays with a combination of both ground-based and tower-based feed networks. The Company has designed antennas to synthesize multiple narrow fixed-beams, which can be used to track individual users within a cell site. In addition, the Company has developed beam-forming techniques to allow the coverage area of a cell site to be customized. The phased-array antenna technology can be scaled to a variety of gains and to span a broad range of frequencies. The basic implementations are protocol independent, and as such can be applied to analog, TDMA and CDMA and other wireless networks. The phased-array technology is extendible to as many as 128 simultaneous narrow fixed-beams for high density applications or high bit rate services. Phased-array antenna technology has potential applications in ground-based mobile radio (cellular, PCS, enhanced specialized mobile radio ("SMR")), two-way paging, local multipoint distribution service ("LMDS") as well as in emerging satellite-based wireless services.

  Multibeam Hardware Architectures. The Company has developed cost-effective hardware implementations of the complex circuitry necessary to support the operation of multibeam systems on high-traffic cell sites. The hardware architecture can be organized into several key subsystems: beam switching matrices, ultra-linear amplification, beam-forming feed structures, array calibration circuitry and performance measuring receivers. The Company has designed compact high-density RF switch matrices for use in fast beam-switching applications. The Company's beam-switching technology is modular, reliable and readily adaptable to both TDMA and analog protocols, where rapid beam switching is required. The Company holds proprietary technology for the implementation of modular, scalable architectures that support beam-switching and beam-forming. The Company has developed proprietary hardware techniques for feeding and calibrating phased-arrays integrated into existing cell site configurations. To monitor the radio environment, the Company has developed high-speed, frequency-agile scanning receivers designed to accurately operate over various channel bandwidths. The Company's controlled impedance circuit board designs implement low-loss routing of hundreds of microwave signal paths while maintaining low voltage standing wave ratio ("VSWR") and minimal crosstalk. Additionally, the Company has patents related to architectures to implement beam-switching for the CDMA protocol. The Company's spatial technology allows the simultaneous operation of multiple protocols (for example AMPS/CDMA or AMPS/TDMA) through the same physical antenna structure, while maintaining independent optimization of the performance for each protocol.

  Real-Time Network Control Algorithms. The Company has developed algorithms to control beam switching hardware based upon extensive drive testing, data gathering, statistical analysis and propagation modeling in complex, real-world radio environments. These algorithms make real-time decisions about which beams best serve each user, how often to update beam selections and how to mitigate interference from other users on the same or adjacent channels. The Company has patents related to cellular beam spectrum management and forward-looking interference cancellation technology. In addition, the Company has developed expertise in the optimization of cellular network performance for AMPS/NAMPS and CDMA protocols. Such expertise allows network control algorithms to be customized based on the specific protocol and network deployment scenario. The Company has also developed internal software tools for performance modeling cellular networks. These proprietary tools allow evaluation of new algorithms for spectrum management on mixed analog and digital cellular networks.

  Adaptive Beam-Forming Techniques. The Company designs and builds antenna systems with a broad range of standard and custom beam types and shapes using adaptive beam-forming technology. With respect to CDMA, the Company's system makes use of the phased-array antenna to create custom sector antenna patterns though an embedded software-driven process known as sector synthesis. Under software control, independent selection of sector azimuth pointing angles, beamwidths and per-beam gains can provide flexibility to fine-tune network performance. With sector synthesis, cellular network operators can create completely different sector mappings for AMPS and CDMA, thus allowing independent network optimization while sharing the cell site's equipment, including antennas. Adaptive beam-forming systems can monitor traffic loading and interference levels and then respond by implementing changes designed to equalize traffic loads and reduce interference.

CUSTOMERS

  Metawave works closely with its customers to establish long-term relationships and to provide opportunities to expand the delivery of its spectrum management solutions to these customers. Since 1996, the Company has conducted field trials with a number of cellular network operators to test its technology and to demonstrate the SpotLight 2000 system's capability to these customers. These trials are an essential element in the Company's sales cycle. Late in the fourth quarter of 1997, the Company began commercial shipment of the Motorola HD-II analog-only version of its SpotLight 2000 system. In early 1998, the Company began field trials to demonstrate the capability of its SpotLight 2000 Lucent Series II system for both analog and CDMA.

  The following table sets forth a list of companies that have purchased or are evaluating the purchase of the SpotLight 2000 system as of June 30, 1998.

  CUSTOMER OR PROSPECTIVE
  CUSTOMER                  LOCATION                 SALES STATUS
  ALLTEL(1)                 Augusta, Georgia         Commercial Sale
                            Columbia, South Carolina Commercial Sale(2)
                            Savannah, Georgia        Commercial Sale
                            Springfield, Missouri    Commercial Sale
--------------------------------------------------------------------------------
  360(degrees)
   Communications(1)        Ft. Walton, Florida      Commercial Sale(2)
--------------------------------------------------------------------------------
  Millicom--Telefonica      Paraguay                 Commercial Sale
   Celular
--------------------------------------------------------------------------------
  Millicom--St. Petersburg
   Telecom                  St. Petersburg, Russia   Commercial Sale
--------------------------------------------------------------------------------
  AirTouch                  San Diego, California    Field Trial Completed 1997
--------------------------------------------------------------------------------
  GTE                       Fremont, California      Field Trial In Process
--------------------------------------------------------------------------------

(1) On July 1, 1998, ALLTEL completed the acquisition of 360(degrees) Communications.

(2) These sales are conditional upon the achievement of certain performance criteria set forth in the sales contracts. No revenue is recognized by the Company until all customer acceptance conditions have been met.

  There can be no assurance that successful completion of a given field trial will result in a system sale. The sale of the Company's products is subject to numerous risks and uncertainties. In order for its products to achieve market acceptance, the Company must demonstrate to cellular network operators that the products provide a spectrum management solution that addresses the cellular network operators' challenges of capacity, coverage and call quality in a cost-effective manner. The Company must demonstrate product performance to a cellular network operator based on such operator's needs and specifications and the difficulty in optimizing the Company's product in any given cell site varies greatly depending on such operator's specifications and the geographical terrain. Typically, performance of the Company's product must be accepted in an initial cell site or cluster of cell sites prior to completing any additional sales to such cellular network operator. If the Company's products are not accepted by cellular network operators in a timely manner, or at all, the Company's business and operating results will be materially adversely affected. See "Risk Factors--Uncertainty of Market Acceptance; Lengthy Sales Cycle," "--Dependence on Cellular Network Operator Capital Spending" and "--Competition."

  During the six months ended June 30, 1998, sales to St. Petersburg Telecom, Telefonica Celular and ALLTEL accounted for 95.7% of net revenue. Sales to these three customers are expected to continue to account for a substantial majority of sales through the remainder of fiscal 1998. The loss of any of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Significant Customer Concentration" and "--Dependence on Growth of Cellular Communications Market."

SALES, MARKETING AND CUSTOMER SUPPORT

  Metawave sells its products through a technical direct sales force supported by systems engineers. Direct sales personnel are assigned on a customer account basis and are responsible for generating product sales, providing product and customer support and soliciting customer feedback for product development. In addition, sales personnel receive support from the Company's marketing organization.

  The Company's marketing efforts are primarily focused on establishing and developing long-term relationships with potential customers. As is customary in the industry, sales are made through standard purchase orders which can be subject to cancellation, postponement or other types of delays. While certain customers provide the Company with forecasted needs, they are not bound by such forecasts. Historically, the Company has conducted field trials and has been required to satisfy performance conditions prior to the completion of a sale. For these and other reasons, the sales process associated with the purchase of the Company's systems is typically complex, lengthy (up to 18 months or more) and subject to a number of significant risks, including changes in customers' budgets and approval at senior levels of customers' organizations and approval by governmental agencies. See "Risk Factors-- Uncertainty of Market Acceptance; Lengthy Sales Cycle."

  International sales of the Company's products accounted for 51.5% for the six-month period ended June 30, 1998. There were no international sales for the years ended December 31, 1995, 1996 and 1997. Foreign sales of the Company products may be subject to national security and export regulations and may require the Company to obtain a permit or license. See "Risk Factors-- Government Regulation." The Company has not experienced any material difficulty in obtaining required permits or licenses. Installation and operation of the Company's products may also require approval from governmental agencies in these countries. Foreign sales are also subject to risks related to political instability and economic downturns in foreign nations. The Company's foreign customers typically pay for the Company's products with U.S. dollars. As such, a strengthening of the U.S. dollar as compared to a foreign customers' local currency would effectively increase the price of the Company's products for that customer, thereby making the Company's products less attractive to such customers. See "Risk Factors--Risks Associated with International Markets."

  The Company's customer support organization performs network design, product installation, network optimization, training, consulting and repair and maintenance services to support its SpotLight 2000 system. The Company offers consulting services to optimize the network following the SpotLight 2000 system installation. Optimizing a network requires expertise in RF network design, individual network peculiarities and knowledge of the SpotLight 2000 system capabilities. The Company offers repair and maintenance services. The Company's warranties vary by customer and range from 12 to 18 months. Warranty obligations and other maintenance services for the Company's products are performed at the Company's headquarters in Redmond, Washington.

  As of June 30, 1998, the Company had approximately $5.0 million of unrecognized revenue for customer sales that are subject to the satisfaction of customer acceptance conditions set forth in the sales agreements related thereto. In addition, the Company's backlog of orders was approximately $802,000 on June 30, 1998, compared to no backlog of orders on June 30, 1997. The Company includes in backlog only customer commitments for which it has received signed purchase orders and scheduled shipment dates within the following six months. The Company intends to increase its manufacturing capacity and believes that backlog will decrease, as a percentage of sales, as the Company becomes able to fill orders on a more timely basis. Moreover, product orders in the Company's current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period. See "Risk Factors--Significant Fluctuations in Operating Results."

  Because of the limited size of the Company's customer base and the relatively large dollar amount of customer orders, revenues derived from a small number of customers will likely represent a significant portion of revenue in any given period. A decrease in demand for the Company's systems from any customer for any reason is likely to result in significant periodic fluctuations in revenue. Due to the highly concentrated nature of the cellular industry, the Company believes that the number of potential customers for future products, if any, will be small. Failure by the Company to capture a significant number of the cellular network operators as customers could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Significant Fluctuations in Operating Results," "--Significant Customer Concentration."

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts focus primarily on enhancing the features and functionality, improving the quality and reducing the manufacturing cost of the SpotLight 2000 system. The Company's efforts also focus on using existing product architecture and technology to maintain commonality and minimize time-to-market for new product enhancements and technology platforms. The Company is investing resources in extending the SpotLight 2000 system to other principal manufacturers' base station equipment both in the United States and abroad. The Company is also investing resources in the development of a spectrum management platform for GSM and in early-stage research regarding CDMA for PCS and TDMA.

  Research and development expenses were approximately $883,000, $7.2 million and $13.1 million for the fiscal years ended December 31, 1995, 1996 and 1997, respectively, and $8.0 million for the six months ended June 30, 1998. The Company believes that continued investment in research and development is critical to attaining its strategic objectives and, as a result, expects research and development expenses to increase in absolute dollars for the foreseeable future. As of June 30, 1998, 91 employees were engaged in the Company's research, development and product management efforts.

  The market for the Company's current product and planned future products is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in customer requirements and evolving industry standards. To be competitive, the Company must successfully develop, introduce and sell new products or product enhancements that respond to changing customer requirements on a timely and cost-effective basis. The Company's success in developing new and enhanced products will depend on a variety of factors, many of which are beyond the Company's control. Such factors include the timely and efficient completion of system design; the timely and efficient implementation of assembly, calibration and test processes; sourcing of components; the development and completion of related software; the reliability, cost and quality of new products; the degree of market acceptance; and the development and introduction of competitive products by competitors. The inability of the Company to introduce in a timely manner new products or product enhancements that contribute to sales could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Rapid Technological Change and Requirement for Frequent New Product Introductions."

MANUFACTURING

  The Company relies to a substantial extent on outside suppliers to manufacture many of the components and subassemblies used in the SpotLight 2000 system. The Company's manufacturing operations consist primarily of supplier and commodity management and assembling finished goods from components and subassemblies purchased from such outside suppliers. The Company monitors quality at each stage of the production process, including the selection of component suppliers, the assembly of finished goods and final testing, packaging and shipping. The Company considers quality, cost and timing of delivery in selecting its component suppliers. Final assembly, system integration and full-configuration testing operations are performed at the Company's headquarters in Redmond, Washington.

  Certain parts and components used in the Company's products, including linear power amplifiers supplied by Powerwave, are presently only available from a sole source. In addition, the Company is currently dependent upon Sanmina as the primary source for the supply of the Company's printed circuit board assemblies. Certain other parts and components used in the Company's products are available from a limited number of sources. The Company's reliance on these sole source or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capability, quality and cost. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders which could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Sole Source Suppliers; Dependence on Key Suppliers."

  The Company has had only limited experience manufacturing and arranging for the manufacture of its products, and there can be no assurance that the Company or any manufacturer of the Company's products will be successful in increasing its manufacturing volume. The Company may need to procure additional manufacturing facilities and equipment, adopt new inventory controls and procedures, substantially increase its personnel and revise its quality assurance and testing practices, and there can be no assurance that any of these efforts will be successful. See "Risk Factors--Limited Manufacturing Experience; No Assurance of Successful Expansion of Operations" and "--Risks Associated with International Markets."

COMPETITION

  The market for spectrum management solutions is relatively new but is expected to become increasingly competitive. The Company's products compete with other smart antenna systems and alternative wireless infrastructure devices such as repeaters, cryogenic filters and tower-top amplifiers. The Company believes that the principal competitive factors are the cost-effective delivery of increased capacity, expanded coverage and improved system quality to cellular network operators. There can be no assurance that the Company will compete favorably with respect to the foregoing factors.

  The Company believes that base station manufacturers, who provide cellular network capacity through sales of additional base stations, represent a significant competitive threat to the Company. These manufacturers, including Ericsson, Lucent, Motorola, Nokia, Northern Telecom and Siemens, have long-term, established relationships with the cellular network operators. Deployment of the Company's SpotLight 2000 system by cellular network operators can improve base station performance, and therefore may result in fewer sales opportunities for base station manufacturers. Smart antenna technology represents an area of opportunity for such manufacturers. The Company believes that certain of these manufacturers are developing smart antenna systems and are likely to offer smart antenna capabilities in the future. In addition to having more established relationships with cellular network operators, these manufacturers have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and significantly greater name recognition for their existing products and technologies than the Company.

  The Company's current primary direct competitors for spectrum management solutions are Celwave (a division of Radio Frequency Systems Inc. which is an affiliate of Alcatel Alsthom S.A.), ArrayComm, Inc. and GEC-Marconi Hazeltine Corporation. In addition, other companies, such as Raytheon E-Systems, Watkins-Johnson Company, Texas Instruments Incorporated and ARGOSystems, Inc. (a subsidiary of the Boeing Company), offer systems that utilize digital signaling processing and interference cancellation techniques to extend cell site coverage and improve call quality. Several companies offer alternative technologies such as cryogenic filters, tower-top low noise amplifiers and repeaters that can be used to provide service in network coverage holes and improve call quality. The Company may also face competition in the future from new market entrants offering competing technologies.

  The Company believes that its ability to compete in the future will depend in part on a number of competitive factors outside its control, including the development by others of products that are competitive with the Company's products and the price at which others offer comparable products. To be competitive, the Company will need to continue to invest substantial resources in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. Accordingly, there can be no assurance that the Company will be able to compete successfully in the future. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY

  The Company relies on a combination of patent, trade secret, copyright and trademark protection, nondisclosure agreements and other measures to protect its proprietary rights. The Company currently has eight issued U.S. patents and 25 pending U.S. patent applications. The Company's future success will depend in large part on its ability to obtain patent protection, in the U.S. and other world markets to defend patents once obtained, to maintain trade secrets and to operate without infringing upon the patents and proprietary rights of others. The patent positions of companies in the worldwide wireless communications industry, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Further, there can be no assurance that patents will issue from any patent applications or that, if patents do issue, the claims allowed would be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that patents issued in the U.S. will receive corresponding patent coverage in foreign markets or that the Company will pursue similar patent coverage in all foreign markets.

  Patents and patent applications relating to products used in the worldwide wireless communications industry are numerous and current and potential competitors and other third parties may have filed or may in the future file applications for, or may have been issued or in the future may be issued, patents or may obtain additional proprietary rights relating to products used or proposed to be used by the Company. The Company may not be aware of all patents or patent applications that may materially affect the Company's ability to make, use or sell any current or future products. From time to time, third parties have asserted patent, copyright and other intellectual property rights to technologies that are important to the Company. The Company expects that it will increasingly be subject to infringement claims as the number of products and competitors in the spectrum management market grows and the functionality of products overlaps. Third parties may assert infringement claims against the Company in the future, and such assertions could result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Any failure to obtain a license from any third party asserting claims in the future or defense of any third party lawsuit could have a material adverse effect on the Company's business and operating results.

  The Company also relies on unpatented trade secrets to protect its proprietary technology, and there can be no assurance that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect its rights to such unpatented proprietary technology. Further, third parties may obtain patent rights to such unpatented trade secrets, which patent rights could be used to assert infringement claims against the Company. The Company also relies on confidentiality agreements with its employees, vendors, consultants and customers to protect its proprietary technology. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business and operating results. See "Risk Factors--Uncertainty Regarding Protection of Intellectual Property."

GOVERNMENT REGULATION

  Wireless communications are subject to extensive regulation by foreign and U.S. laws and international treaties. The Company's systems must conform to certain international and domestic regulations established to, among other things, avoid interference among users of frequencies. In order for the Company's products to be used, regulatory approval must be obtained. This governmental approval process frequently involves substantial delay which could result in the cancellation, postponement or rescheduling of products by the Company's customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The Company believes that its SpotLight 2000 system currently complies with all applicable U.S. and foreign regulations in countries in which its sales are material, but changes in these regulations, the need to comply with regulations in additional countries in the event of sales into those countries, or a failure to obtain necessary approvals or permits in connection with sales to service providers in a country could require the Company to change the features of its SpotLight 2000 system and thereby incur substantial costs and experience delays in system installation or operation. Regulatory bodies frequently promulgate new standards and regulations for wireless communications systems and products. To the extent that the Company's customers are delayed in deploying these cellular systems as a result of such new standards or regulations, the Company could experience delays in orders. These delays could have a material adverse effect on the Company's business and operating results.

  The regulatory environment in which the Company operates is subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly affect the Company's operations by restricting network development efforts by the Company's customers or end users, making current systems obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business and operating results. The Company might deem it necessary or advisable to modify its systems to operate in compliance with such regulations. Such modifications could be expensive and time-consuming. See "Risk Factors--Government Regulation."

EMPLOYEES

  As of June 30, 1998, the Company had 200 employees of which 91 were primarily engaged in research, development and product management, 34 in manufacturing, 43 in sales, marketing and customer support and 32 in general and administration. The Company has no collective bargaining agreement with its employees and the Company has never experienced a work stoppage. The Company believes that its employee relations are good. See "Risk Factors-- Management of Growth; New Management Team" and "--Dependence on Attraction and Retention of Key Personnel."

FACILITIES

  The Company is headquartered in Redmond, Washington, where it leases an aggregate of approximately 96,000 square feet, housing its principal administrative, sales and marketing, customer support and manufacturing facilities. The Company's lease for such facility expires on May 31, 2005 and the Company has an option to renew such lease for two additional five year terms. In addition, the Company has sales and service offices in Dallas and Washington, D.C. that are subject to short-term leases.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of June 30, 1998 are as follows:

             NAME            AGE POSITION
             ----            --- --------
                                 President, Chief Executive Officer and
   Robert H. Hunsberger..... 51  Director
                                 Chief Technical Officer and Chairman of the
   Douglas O. Reudink....... 59  Board
                                 Senior Vice President, Chief Financial Officer
   Vito E. Palermo.......... 34  and Secretary
   Richard Henderson........ 37  Vice President of Sales and Marketing
   Ray K. Butler............ 40  Vice President of Engineering
   Mark P. Johnson.......... 39  Vice President of Manufacturing
   Robert N. Shuman......... 37  Vice President of Product Management
   Bandel L. Carano(1)...... 36  Director
   Bruce C. Edwards(2)...... 44  Director
   David R. Hathaway(1)..... 54  Director
   Scot B. Jarvis(1)........ 37  Director
   Jennifer Gill Roberts(2). 35  Director
   David A. Twyver.......... 51  Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Robert H. Hunsberger has served as President and Chief Executive Officer of Metawave since July 1997. From 1995 to July 1997, Mr. Hunsberger served as Senior Vice President and General Manager of Siemens Business Communications Systems, Inc., a telecommunications company and a wholly owned subsidiary of Siemens Corporation. From 1981 to 1995, Mr. Hunsberger held various executive positions at Northern Telecom Inc. ("Nortel"), a telecommunications company, including Vice President of Sales and Marketing of its wireless networks division from 1993 to 1995 and Vice President of Market Development of its wireless networks division and Vice President of Cellular Systems from 1991 to 1993. Mr. Hunsberger graduated from the University of Virginia with a B.S. in Commerce and received an M.B.A. from Arizona State University.

  Douglas O. Reudink co-founded Metawave in 1995 and has served as Chief Technical Officer of the Company since its inception and as Chairman of the Board of Directors of Metawave since April 1997. From 1991 to 1995, Dr. Reudink served as Director of Wireless Planning at US WEST NewVector Group, Inc., a wireless telecommunications company. From 1986 to 1991, he served as Director of Laboratories of the High Technology Center at The Boeing Company, an aerospace company. Prior to 1986, Dr. Reudink served 20 years at the Bell Laboratories division of AT&T Corporation, a telecommunications company ("AT&T"), in various research and management positions. Dr. Reudink holds more than 30 patents and has published more than 50 technical papers. He is currently a Fellow of the Institute of Electrical and Electronics Engineers. Dr. Reudink graduated from Linfield College with a B.S. in Physics and received a Ph.D. in Mathematics from Oregon State University.

  Vito E. Palermo has served as Senior Vice President, Chief Financial Officer and Secretary of Metawave since January 1997. From 1992 to 1996, Mr. Palermo served in various positions at Bay Networks, Inc., a networking communications company, most recently serving as Vice President and Corporate Controller and previously serving as Director of Technology Finance, Corporate Financial and Planning Manager, and Manufacturing and Customer Service Controller. From 1986 to 1992, Mr. Palermo held several financial management positions at the Digital Equipment Corporation, a computer hardware and software company. Mr. Palermo graduated from California State University at Chico with a B.S. in Business Administration and received an M.B.A. from St. Mary's College.

  Richard Henderson has served as Vice President of Sales and Marketing of Metawave since December 1997. From 1984 to 1997, Mr. Henderson held various sales and marketing positions at Nortel, most recently serving as Vice President of Marketing Operations from 1996 to 1997 and Sales Account Director from 1992 to 1995. Mr. Henderson graduated from Texas A&M University with a B.S. in Industrial Engineering and received an M.B.A. from the University of Dallas.

  Ray K. Butler has served as Vice President of Engineering of Metawave since December 1997 and Director of Systems Engineering and Architecture from January 1997 to December 1997. From 1985 to 1997, Mr. Butler held various management positions at the Bell Laboratories division of AT&T (which division became part of Lucent in 1996), most recently serving as Technical Manager of the Cell Site HW Systems Engineering Group. Mr. Butler graduated from Brigham Young University with a B.S. in Electrical Engineering and received an M.S. in Electrical Engineering from Polytechnic University.

  Mark P. Johnson has served as Vice President of Manufacturing of Metawave since 1996 and as Director of Operations from 1995 to 1996. From 1994 to 1995, Mr. Johnson was Director of Manufacturing at NeoPath, Inc., a medical products company. From 1989 to 1994, he served in various management positions at Motorola Inc., a telecommunications company, most recently serving as Operations Manager. From 1980 to 1988, Mr. Johnson held various management positions at Intermec Technologies Corporation, a computer hardware company, most recently serving as Manufacturing Manager. Mr. Johnson graduated from the University of Washington with a B.S. in Mechanical Engineering.

  Robert N. Shuman has served as Vice President of Product Management of Metawave since December 1997 and Director of Product Management from March 1997 to December 1997. From 1992 to 1997, Mr. Shuman held various positions at Lucent, most recently serving as Product Team Leader for CDMA. Mr. Shuman graduated from Tufts University with a B.S. in Mechanical Engineering and received an M.S. in Mechanical Engineering from Stanford University.

  Bandel L. Carano has served as a director of Metawave since 1995. Mr. Carano has been a general partner of Oak Investment Partners, a venture capital firm ("Oak"), since 1987. Mr. Carano currently serves as a member of the Investment Advisory Board of the Stanford University Engineering Venture Fund. Mr. Carano also serves as a member of the Board of Directors of Netopia, Inc., Polycom, Inc. and PulsePoint Communications, as well as several private companies. Mr. Carano graduated from Stanford University with a B.S. in Electrical Engineering and received an M.S. in Electrical Engineering from Stanford University.

  Bruce C. Edwards has served as a director of Metawave since May 1998. Mr. Edwards has served as President, Chief Executive Officer and a member of the Board of Directors of Powerwave since February 1996. Mr. Edwards was Executive Vice President, Chief Financial Officer and a director of AST Research, Inc. ("AST"), a personal computer company, from 1994 to December 1995 and Senior Vice President of Finance and Chief Financial Officer of AST from 1988 to 1994. Mr. Edwards also serves as a member of the Board of Directors of Diamond Multimedia Systems, Inc. and HMT Technology Corporation. Mr. Edwards graduated from Rider University with a B.S. in Commerce and received an M.B.A. from the New York Institute of Technology.

  David R. Hathaway has served as a director of Metawave since 1995. Mr. Hathaway has been a general partner of the venture capital firms Venrock Associates ("Venrock") and Venrock Associates II, L.P. since 1980 and 1995, respectively. Mr. Hathaway serves as a member of the Board of Directors of several private companies. Mr. Hathaway graduated from Yale University with a B.A. in American Studies.

  Scot B. Jarvis has served as a director of Metawave since February 1998. Mr. Jarvis is a co-founder and managing member of Cedar Grove Partners, LLC, a privately owned investment company. From 1994 to 1997, Mr. Jarvis was Executive Vice President of Nextlink Communications, Inc., a wireless service operator ("Nextlink"). From 1994 to 1996, Mr. Jarvis was Vice President-Operations of Eagle River, Inc., an investment company. From 1985 to 1994, Mr. Jarvis held several management positions at AT&T Wireless Services, Inc., formerly McCaw Cellular Communications Inc. ("McCaw Cellular"), most recently serving as Vice President of McCaw Development Corporation from 1993 to 1994 and Vice President of McCaw Cellular from 1985 to 1994. Mr. Jarvis serves as a member of the Board of Directors of Nextlink and PulsePoint Communications. Mr. Jarvis graduated from the University of Washington with a B.A. in Business Administration.

  Jennifer Gill Roberts has served as a director of Metawave since 1995. Ms. Roberts has been a general partner of Sevin Rosen Funds, a venture capital firm ("Sevin Rosen"), since 1994. From 1993 to 1994, she was a senior associate at Technology Venture Investors, a venture capital firm. Ms. Roberts serves as a member of the Board of Directors of several private companies. Ms. Roberts graduated from Stanford University with a B.S. in Electrical Engineering and received an M.S. in Electrical Engineering from the University of Texas and an M.B.A. from Stanford University.

  David A. Twyver has served as a director of Metawave since May 1998. From 1996 to 1997, Mr. Twyver served as Chief Executive Officer of Teledesic Corporation, a satellite telecommunications company. From 1984 to 1996, Mr. Twyver served in several management positions at Nortel, most recently serving as President of the Wireless Networks division from 1993 to 1996. Mr. Twyver serves as a member of the Board of Directors of Innova Corporation. Mr. Twyver graduated from the University of Saskatchewan with a B.S. in Mathematics and Physics.

BOARD COMPOSITION

  The Company's Bylaws currently provide for a Board of Directors consisting of nine members. All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. The officers of the Company are appointed annually and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  The members of the Audit Committee are Mr. Edwards and Ms. Roberts. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent accountants.

  The members of the Compensation Committee are Messrs. Carano, Hathaway and Jarvis. The Compensation Committee reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock purchase and stock option plans and makes recommendations to the Board of Directors regarding such matters.

BOARD COMPENSATION

  Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings and the grant of stock options, directors are not compensated for their services as directors, except for Messrs. Jarvis, Edwards and Twyver who each receive $1,000 for each Board meeting attended and $500 for each committee meeting attended. Directors who are employees of the Company are eligible to participate in the 1995 Stock Option Plan, the 1998 Stock Option Plan and the Purchase Plan. Directors who are not employees of the Company are eligible to participate in the Directors' Plan. See "Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of Messrs. Carano, Hathaway or Jarvis has at any time been an officer or employee of the Company or any subsidiary of the Company. See "Certain Relationships and Related Transactions" for a description of certain transactions and relationships between the Company and Messrs. Carano, Hathaway and Jarvis and entities affiliated with them.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability (i) for any breach of such director's duty of loyalty to the Company or to its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which a director derives an improper personal benefit.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of an indemnified party. The Company's Bylaws also permit the Company to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of the Company upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification, such advancement of expenses is subject to authorization by the Board of Directors in the case of non-executive officers, employees and agents.

  The Company has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Company, among other things, to indemnify such director or officer against expenses (including attorney's fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of the Company (other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by the Company. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The Company also maintains directors' and officers' liability insurance.

  At present the Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation awarded to, earned by, or paid to the Company's Chief Executive Officer, the Company's four other most highly compensated executive officers, the Company's former Chief Executive Officer and two other former officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1997 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                             ANNUAL
                                          COMPENSATION   LONG-TERM COMPENSATION
                                        ---------------- -----------------------
                                                         SECURITIES
                                                         UNDERLYING  ALL OTHER
                                         SALARY   BONUS   OPTIONS   COMPENSATION
     NAME AND PRINCIPAL POSITION         ($)(1)  ($)(2)     (#)        ($)(3)
     ---------------------------        -------- ------- ---------- ------------
Robert H. Hunsberger, President and
 Chief Executive Officer..............  $144,918 $   --   900,000     $ 50,660
Douglas O. Reudink, Chairman and Chief
 Technology Officer...................   173,545   2,100      --         2,466
Vito E. Palermo, Senior Vice President
 and Chief Financial Officer..........   143,794   7,500  200,000      169,633
Ray K. Butler, Vice President of
 Engineering..........................   108,238   6,900  100,000       40,322
Robert N. Shuman, Vice President of
 Product Management...................    67,649   5,600  100,000       60,129
Thomas Huseby, former Chief Executive
 Officer(4)...........................     7,431     --       --       121,807
James J. Daley, former Vice
 President(4).........................   107,953     --       --       137,318
Harold Carey, former Vice
 President(4).........................   110,001  32,356      --        63,026

--------
(1) Mr. Hunsberger's employment began on July 28, 1997 and his base salary on an annualized basis was $220,000 with additional monthly payments in the aggregate amount of $54,167 for the year ended December 31, 1997. Mr. Palermo's employment began on January 20, 1997 and his base salary on an annualized basis, at year end, was $160,000 with additional monthly payments in the aggregate amount of $7,500 paid in the first six months of 1997. Mr. Butler's employment began on January 27, 1997 and his base salary on an annualized basis, at year-end, was $120,000. Mr. Shuman's employment began on March 31, 1997 and his base salary on an annualized basis, at year-end, was $120,000.
(2) Bonus represents the amount earned by the employee in 1997.
(3) Consists of relocation and temporary living expenses and life insurance premiums paid by the Company, and with respect to Mr. Huseby and Mr. Daley, includes severance payments of $121,281 and $97,268, respectively.
(4) Mr. Huseby resigned as Chief Executive Officer of the Company on January 7, 1997. Mr. Daley resigned from the Company on August 29, 1997. Mr. Carey resigned from the Company on March 17, 1998.

  The following table shows certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1997. No stock appreciation rights were granted to these individuals during the year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                         NUMBER OF  PERCENTAGE OF                      ANNUAL RATES OF STOCK
                           SHARES   TOTAL OPTIONS                       PRICE APPRECIATION
                         UNDERLYING  GRANTED TO   EXERCISE              FOR OPTION TERM(4)
                          OPTIONS     EMPLOYEES   PRICE PER EXPIRATION ---------------------
        NAME(1)          GRANTED(2)  IN 1997(3)     SHARE      DATE        5%        10%
        -------          ---------- ------------- --------- ---------- ---------- ----------
Robert H. Hunsberger....  900,000       44.3%       $0.62     7/28/07  $2,374,010 $4,110,736
Vito E. Palermo.........  135,000        6.6%       $0.62     1/20/07      52,638    133,396
                           65,000        3.2%       $0.62     5/22/07     171,456    296,887
Ray K. Butler...........   14,000        0.7%       $0.62     1/27/07       5,459     13,834
                           18,000        0.9%       $0.62     4/01/07      18,160     35,527
                           68,000        3.3%       $3.36    12/16/07     143,690    364,138
Robert N. Shuman........   15,000        0.7%       $0.62     4/01/07      15,133     29,606
                           10,000        0.5%       $1.20    10/21/07      20,578     39,875
                           75,000        3.7%       $3.36    12/16/07     158,481    401,623

--------
(1) None of Dr. Reudink and Messrs. Huseby, Daley and Carey received any stock option grants during the year ended December 31, 1997.
(2) These stock options, which were granted under the 1995 Stock Option Plan, become vested at a rate of 25% of the total number of shares of Common Stock subject to the option on the first anniversary of the date of grant, and 1/48th of the total number of shares subject to the grant each month thereafter, as long as the optionee remains an employee with, consultant to, or director of the Company. The exercise price per share of each option was equal to the fair market value on the date of grant as determined by the Board of Directors at such time.
(3) Based on an aggregate of 2,031,268 options granted by the Company during the year ended December 31, 1997 to employees of the Company, including the Named Executive Officers.
(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

OPTION EXERCISES AND HOLDINGS

  There were no option exercises by the Named Executive Officers during fiscal year 1997 other than an exercise by Mr. Daley of options to purchase 49,327 shares with a value realized of $41,928. The following table provides certain summary information concerning the shares of Common Stock represented by outstanding stock options held by each of the Named Executive Officers as of December 31, 1997.

                         FISCAL YEAR-END OPTION VALUES

                                               NUMBER OF
                                                SHARES
                                              UNDERLYING         VALUE OF
                                              UNEXERCISED   UNEXERCISED IN-THE-
                                              OPTIONS AT     MONEY OPTIONS AT
                                             DECEMBER 31,      DECEMBER 31,
                                                1997(2)         1997 ($)(3)
                                             ------------   -------------------
                  NAME(1)                   VESTED UNVESTED  VESTED   UNVESTED
                  -------                   ------ -------- -------- ----------
Robert H. Hunsberger.......................    --  900,000       --  $8,892,000
Douglas O. Reudink.........................    --      --        --         --
Vito E. Palermo............................    --  200,000       --  $1,976,000
Ray K. Butler..............................    --  100,000       --  $  801,680
Robert N. Shuman...........................    --  100,000       --  $  776,700
Harold Carey............................... 35,578  78,272  $351,511 $  773,327

--------
(1) As a result of his separation from the Company, all unexercised options held by Mr. Daley had expired as of December 31, 1997. Mr. Huseby did not hold any options as of December 31, 1997.
(2) All options to be granted under the 1998 Stock Option Plan and all options granted after July 15, 1997 under the 1995 Stock Option Plan may be exercised immediately upon grant and prior to full vesting, subject to the optionee's entering into a restricted stock purchase agreement with the Company with respect to any unvested shares. Under such agreement, the optionee grants the Company an option to repurchase any unvested shares at their original purchase price in the event the optionee's employment or consulting relationship with the Company is terminated. The Company's right of repurchase lapses as the shares vest in a series of equal monthly or annual installments in accordance with the vesting schedule of the exercised options.
(3) Based on an assumed initial public offering price of $10.50 per share, minus the exercise price, multiplied by the number of shares underlying the option.

  The Company has not granted options to purchase Common Stock to any of the Named Executive Officers in 1998.

SEVERANCE ARRANGEMENTS

  The Company has entered into severance arrangements with Douglas O. Reudink, Chief Technical Officer, Robert H. Hunsberger, President and Chief Executive Officer, Vito E. Palermo, Senior Vice President and Chief Financial Officer, and Richard Henderson, Vice President of Sales and Marketing.

  On July 7, 1995, in connection with the Series A Preferred Stock financing, the Company entered into an agreement with Dr. Reudink which provides that if the Company were to terminate his employment without cause after July 7, 1996, the Company would be obligated to make a lump-sum payment to Dr. Reudink equal to six months' of his then-current base salary and to provide benefits for six months following termination. In connection with this agreement, Dr. Reudink entered into a one-year non-competition agreement effective upon the termination of his employment with the Company.

  On June 27, 1997, in connection with the employment of Mr. Hunsberger, the Company entered into an arrangement with Mr. Hunsberger which provides that if the Company were to terminate his employment without cause, the Company would be obligated to make a lump-sum payment to Mr. Hunsberger equal to twelve months' of his then-current base salary and provide benefits for twelve months following termination.

  On July 23, 1997, in connection with the employment of Mr. Palermo, the Company entered into an agreement with Mr. Palermo which provides that if the Company were to terminate his employment without cause after January 20, 1998, the Company would be obligated to make a lump-sum payment to Mr. Palermo equal to six months' of his then-current base salary and 50% of his target bonus, if any, for the year in which the termination occurs and to provide benefits for six months following termination. In addition, Mr. Palermo's stock options would continue to vest in accordance with the Company's 1995 Stock Option Plan, as amended from time to time, during the period that Mr. Palermo would receive continued benefits from the Company. Mr. Palermo's voluntary resignation will not constitute termination without cause unless Mr. Palermo were to resign for good reason, in which case the Company would be obligated to make a lump-sum payment to Mr. Palermo equal to nine months' of his then-current base salary and to pay for the reasonable cost of relocating Mr. Palermo back to his primary residence. If the Company were to terminate Mr. Palermo within six months following certain changes in control of the Company, the Company would pay to Mr. Palermo an amount equal to twelve months' of his then-current base salary and 100% of his target bonus for the year in which the change in control transaction occurs. In addition, Mr. Palermo's outstanding unvested stock options would vest during such period in accordance with the Company's stock option plan as in effect at that time.

  On October 29, 1997, in connection with the employment of Mr. Henderson, the Company entered into an agreement with Mr. Henderson which provides that if the Company were to terminate his employment without cause, the Company would be obligated to make a lump-sum payment to Mr. Henderson equal to six months' of his then-current base salary.

STOCK PLANS

  1998 Stock Option Plan and 1995 Third Amended and Restated Stock Option Plan. The 1998 Stock Option Plan (the "1998 Stock Option Plan") was adopted by the Board of Directors in May 1998 and is expected to be approved by the stockholders of the Company prior to the completion of this offering. A total of 850,000 shares of Common Stock has been reserved for issuance under the 1998 Stock Option Plan, and, as of June 30, 1998, all such shares remained available for grant under the 1998 Stock Option Plan. On the first trading day of each of the five calendar years beginning in 1999 and ending in 2003, the number of shares reserved for issuance under the 1998 Stock Option Plan shall automatically be increased by an amount equal to three percent (3%) of the Company's outstanding Common Stock, up to a maximum of 1,000,000 shares in any calendar year, or such lower amount as determined by the Board of Directors.

  The 1995 Third Amended and Restated Stock Option Plan (the "1995 Stock Option Plan") was originally adopted by the Board of Directors in August 1995 and was approved by the stockholders of the Company in January 1996. The 1995 Stock Option Plan was amended by the Board of Directors in December 1995, February 1997, July 1997 and May 1998 and such amendments were approved by the stockholders in January 1996, February 1997 and July 1997. A total of 4,150,000 shares of Common Stock has been reserved for issuance under the 1995 Stock Option Plan, and, as of June 30, 1998, 435,189 options remain available for grant under such plan.

  Both the 1998 Stock Option Plan and the 1995 Stock Option Plan provide for the grant to employees of the Company (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the grant of nonstatutory stock options to employees, officers, directors (including non-employee directors) and consultants of the Company. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory options.

  Both the 1998 Stock Option Plan and the 1995 Stock Option Plan are administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). The Administrator determines the terms of options granted under the 1998 Stock Option Plan and 1995 Stock Option Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under either the 1998 Stock Option Plan or 1995 Stock Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must be at least equal to 110% of the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options cannot be less than 85% of the fair market value of the Common Stock of the Company on the date of grant, except in the case of 10% Stockholders, in which case the exercise price cannot be less than 110% of the fair market value of the Common Stock. Payment of the exercise price, subject to approval by the Administrator, may be made in cash, check, promissory note, delivery of shares of the Company's Common Stock, subject to certain conditions, net exercise of the option, delivery of an irrevocable subscription agreement that obligates the option holder to take and pay for the shares issuable upon exercise not more than 12 months after the date of delivery of the subscription agreement, any combination of the foregoing, or other consideration approved by the Administrator. The term of options granted under either the 1998 Stock Option Plan or the 1995 Stock Option Plan may not exceed 10 years; provided, however, that the term of an incentive stock option granted to a 10% stockholder may not exceed five years. An option may not be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee or by a permitted transferee. Options granted to each employee under either the 1998 Stock Option Plan or the 1995 Stock Option Plan generally become exercisable at the rate of 25% of the total number of shares subject to the options after the first anniversary following the date of grant, with 1/48th vesting monthly thereafter.

  The Board of Directors has the authority to amend or terminate both the 1998 Stock Option Plan and the 1995 Stock Option Plan as long as such action does not adversely affect any outstanding option and provided that, to the extent necessary and desirable to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or Section 422 of the Code, stockholder approval shall be obtained for any amendment to either the 1998 Stock Option Plan or the 1995 Stock Option Plan. If not terminated earlier, the 1998 Stock Option Plan will terminate in 2008 and the 1995 Stock Option Plan will terminate in 2007.

  With respect to all options granted under the 1998 Stock Option Plan and those options granted on or after February 12, 1997 under the 1995 Stock Option Plan, in the event of certain changes in control of the Company (a "Corporate Transaction"), an optionee is, provided such optionee is employed at the time such Corporate Transaction occurs, entitled to accelerated vesting of one year if such optionee has been employed by the Company less than two years or accelerated vesting of two years if such optionee has been employed by the Company for two years or more as of the date of the Corporate Transaction; provided, however, this acceleration shall not occur if the Administrator determines that the Board, the acquiring person or the surviving corporation, as the case may be, has made equitable and appropriate provision for the assumption of existing options or substitution of new options on terms which are equivalent to the foregone option.

  The Board has the discretion to authorize the issuance of unvested shares of Common Stock pursuant to the exercise of all stock options granted under the 1998 Stock Option Plan and any stock options granted after July 15, 1997 under the 1995 Stock Option Plan. If the optionee ceases to be employed by or provide services to the Company, all shares of Common Stock issued on exercise of a stock option which are unvested at the time of cessation shall be subject to repurchase by the Company at the exercise price paid for such shares (the "Company Repurchase Right"). The terms and conditions upon which the repurchase rights are exercisable by the Company are determined by the Board and set forth in the agreement evidencing such right. The Board has discretionary authority to cancel the Company's outstanding repurchase rights with respect to the shares purchased or purchasable under an option granted pursuant to such plans. In the event of a Corporate Transaction, if vesting of the options accelerates, the repurchase rights of the Company with respect to shares previously acquired on exercise of options granted under such plans shall terminate.

  1998 Employee Stock Purchase Plan. The Company's Purchase Plan was adopted by the Board of Directors in May 1998 and will be submitted for approval by the stockholders prior to completion of this offering. A total of 500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, generally will be implemented in a series of offering periods of 12 months duration with new offering periods (other than the first offering period) commencing on or about February 1 and August 1 of each year. Each offering period will consist of two consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. However, the first such offering period is expected to commence on the date of this Offering and continue through July 31, 1999, with the first purchase date occurring on January 31, 1999, and subsequent purchase dates to occur every six months thereafter. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors. Employees (including officers and employee directors) of the Company, or of any subsidiary designated by the Board of Directors, are eligible to participate if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or the purchase date; provided, however, an employee shall not be permitted to purchase more than 2,500 shares of Common Stock in any single purchase period. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new 12-month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and an employee's participation ends automatically on termination of employment with the Company. In addition, participants may decrease their level of payroll deductions once during an offering period.

  The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase Common Stock under the plan will be assumed or an equivalent right substituted by the successor corporation unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the plan are exercised prior to the merger or sale of assets. On the first trading day of each of the five calendar years beginning in 1999 and ending in 2003, the number of authorized shares shall automatically increase by an amount equal to two percent (2%) of the Company's outstanding Common Stock, up to a maximum of 375,000 shares in any calendar year, or such lower amount as determined by the Board of Directors. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of 20 years.

  1998 Directors' Stock Option Plan. The Directors' Plan was adopted by the Board of Directors in February 1998 and approved by the stockholders on April 20, 1998. A total of 300,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the automatic grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors.

  The Directors' Plan provides that each person who becomes a nonemployee director of the Company after the date of this offering shall be granted a nonstatutory stock option to purchase 25,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. However, for individuals already serving as nonemployee directors as of the date of this offering, the First Option shall be an option to purchase 18,000 shares of Common Stock, except in the case of Messrs. Jarvis, Edwards and Twyver who were granted options to purchase 25,000 shares of Common Stock on February 12, 1998, May 19, 1998 and May 19, 1998, respectively. Thereafter, on the date of each annual meeting of the Company's stockholders following which a nonemployee director is serving on the Board of Directors, each nonemployee director (including directors who were not granted a First Option prior to the date of such annual meeting) shall be granted an option to purchase 7,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she has served on the Company's Board of Directors for at least six months.

  The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, or to a family trust or family limited partnership established by the optionee, a member of optionee's immediate family or to a partnership or other entity of which optionee is a general partner or plays a similar role. Each option is exercisable, during the lifetime of the optionee, only by such optionee or by a permitted transferee. Provided an individual remains a director, the Directors' Plan provides that each First Option and Subsequent Option shall become exercisable in installments cumulatively as to 25% of the total number of shares subject to the Option on the first anniversary of the date of grant of the Option and 1/48th of the total number of shares subject to the Option each month thereafter. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. The fair market value of any option granted concurrently with the initial effectiveness of the Purchase Plan shall be the Price to Public set forth in the final prospectus relating to this offering. Options granted under the Directors' Plan have a term of ten years.

  In the event of a Corporate Transaction, an optionee is, provided such optionee continues to serve as a director until such Corporate Transaction occurs, entitled to accelerated vesting of one year if such optionee has been a director of the Company less than two years or accelerated vesting of two years if such optionee has been a director of the Company for more than two years as of the date of the Corporate Transaction; provided, however, this acceleration shall not occur if the Administrator determines that the Board, the acquiring person or the surviving corporation, as the case may be, has made equitable and appropriate provision for the assumption or substitution of new options on terms which are equivalent to the foregone option. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the Code. If not terminated earlier, the Directors' Plan will have a term of ten years.

  401(k) Plan. The Company maintains a 401(k) plan that covers all employees who satisfy certain eligibility requirements relating to minimum age, length of service and hours worked. Under the profit-sharing portion of the plan, the Company may make an annual contribution for the benefit of eligible employees in an amount determined by the Board of Directors. The Company has not made any such contribution to date. Under the 401(k) plan, eligible employees may make pretax elective contributions of up to 15% of their compensation, subject to maximum limits on contributions prescribed by law.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALES OF EQUITY SECURITIES

  Certain stock option grants to directors and executive officers of the Company are described herein under the caption "Management--Executive Compensation."

  Since July 1995, the Company has issued, in private placement transactions, shares of Preferred Stock as follows: an aggregate of 5,500,000 shares of Series A Preferred Stock at $1.00 per share beginning in July 1995, an aggregate of 2,740,743 shares of Series B Preferred Stock at $3.375 per share beginning in May 1996, an aggregate of 2,491,880 shares of Series C Preferred Stock at $6.16 per share beginning in October 1996 and an aggregate of 2,397,727 shares of Series D Preferred Stock at $8.00 per share in August 1997.

  Listed below are those directors, executive officers and five percent stockholders who have made equity investments in the Company during the last three fiscal years. The Company believes that the shares issued in these transactions were sold at the then fair market value and that the terms of these transactions were no less favorable than the Company could have obtained from unaffiliated third parties.

                                    SERIES A  SERIES B  SERIES C  SERIES D
                           COMMON   PREFERRED PREFERRED PREFERRED PREFERRED   AGGREGATE
      INVESTOR(1)           STOCK     STOCK     STOCK     STOCK     STOCK   CONSIDERATION
      -----------         --------- --------- --------- --------- --------- -------------
Entities affiliated with
 Venrock Associates(2)..        --  1,833,334  888,889   324,675    182,790  $ 8,295,652
Entities affiliated with
 Oak Investment
 Partners(3)............        --  1,833,333  888,889   324,675    182,790  $ 8,295,651
Entities affiliated with
 The Sevin Rosen
 Funds(4)...............        --  1,833,333  888,889   324,675    182,790  $ 8,295,651
Entities affiliated with
 Worldview Technology
 Partners...............        --        --       --    811,688     46,825  $ 5,374,598
Entities affiliated with
 Bowman Capital
 Management.............        --        --       --        --   1,250,000  $10,000,000
Douglas O. Reudink......  1,650,000       --       --        --         --   $    16,500
Jennifer Gill
 Roberts(4).............        --      5,000    7,408       --         --   $    30,002

--------
(1) Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."
(2) David R. Hathaway, a director, is a general partner of Venrock.
(3) Bandel L. Carano, a director, is a general partner of Oak.
(4) Jennifer Gill Roberts, a director, is a general partner of the Sevin Rosen. In addition to the equity investment made by entities affiliated with Sevin Rosen, (i) Ms. Roberts purchased 5,000 shares of Series A Preferred Stock and 7,408 shares of Series B Preferred Stock for her own account and (ii) Steven L. Domenik, a general partner of Sevin Rosen, purchased 5,926 shares of Series B Preferred Stock for his own account.

  Holders of Preferred Stock and certain holders of Common Stock are entitled to certain registration rights with respect to the Common Stock issued or issuable upon conversion of the Preferred Stock. See "Description of Securities--Registration Rights."

  On May 2, 1997, Thomas S. Huseby, the former Chief Executive Officer of the Company, sold a total of 200,000 shares of Common Stock to entities affiliated with Sevin Rosen, Venrock and Oak at a price per share of $2.00. Sevin Rosen and Venrock each purchased 66,666 shares of Common Stock and Oak purchased 66,668 shares of Common Stock. On May 28, 1997, Douglas O. Reudink, Chairman of the Board and Chief Technical Officer of the Company, sold 55,000 shares of Common Stock to each of Sevin Rosen, Venrock and Oak at a price per share of $2.00.

  On October 22, 1997, the Company made an unsecured loan of $75,000 to Vito
E. Palermo, Senior Vice President and Chief Financial Officer of the Company pursuant to a Promissory Note bearing interest at a rate of 5.50% per annum. Fifty thousand dollars of the principal amount of the loan is to be forgiven over a three-year period provided that Mr. Palermo remains employed with the Company with the remaining balance of $25,000 due on the earlier of October 22, 2000 or the date his employment terminates. The maximum indebtedness under the Promissory Note during the six-month period ended June 30, 1998 was $72,602. On October 28, 1997, the Company made a second loan of $162,500 to Mr. Palermo pursuant to a Secured Promissory Note bearing interest at a rate of 5.50% per annum, which is secured by a second deed of trust on his principal residence and a pledge of up to 50,000 shares of Common Stock held by Mr. Palermo. The secured loan is payable in full on October 28, 2002 or earlier based upon certain events specified in the loan agreement. The maximum indebtedness under the Secured Promissory Note during the six-month period ended June 30, 1998 was $168,205.

  On January 10, 1998, the Company repurchased 137,775 shares of Common Stock from Mr. Huseby for nominal consideration pursuant to the Company's right of repurchase set forth in a Stock Repurchase Agreement dated July 7, 1995 by and between the Company and Mr. Huseby. The Stock Repurchase Agreement specified that the price per share to be paid by the Company was to be equal to the price per share paid by Mr. Huseby for the shares. The shares repurchased by the Company were subsequently canceled. In addition, the Company repurchased 100,000 shares of Common Stock on May 5, 1997 from Mr. Huseby for nominal consideration.

  On April 3, 1998, Dr. Reudink sold 30,770 shares of Common Stock at a price of $6.50 per share to Cedar Grove Investment L.L.C., a limited liability corporation which is managed by Mr. Scot Jarvis, a director of the Company. On April 17, 1998, Dr. Reudink sold 20,000 shares of Common Stock at a price of $6.50 per share to Spinnaker Offshore Founders Fund, an entity affiliated with Bowman Capital Management and related entities which are holders of Series D Preferred Stock.

  On April 28, 1998, the Company issued an aggregate principal amount of $29.0 million 13.75% Senior Secured Bridge Notes due April 28, 2000 to certain institutional investors. On April 28, 1999 and at the end of each 180-day period thereafter until the 13.75% Senior Secured Bridge Notes are repaid in full, the interest rate will increase by 200 basis points up to a maximum of 18.0%. In addition, the Company issued Note Warrants to purchase an aggregate of 537,500 shares of Series D Preferred Stock at a purchase price of $0.01 per share. The Note Warrants expire on April 28, 2000. Pursuant to the terms of the 13.75% Senior Secured Bridge Notes, upon the closing of this offering, the Company is obligated to repay one-half of the aggregate principal amount of the 13.75% Senior Secured Bridge Notes outstanding, together with accrued but unpaid interest thereon. The remaining outstanding 13.75% Senior Secured Bridge Notes are redeemable at the Company's option at any time. On or before the closing of this offering, the Company has the right to redeem all of the 13.75% Senior Secured Bridge Notes and Note Warrants and to repurchase any Series D Preferred Stock issued upon exercise of the Note Warrants for an aggregate redemption and repurchase price of $40,600,000.

  Bruce Edwards, a director of the Company, is President, Chief Executive Officer and a member of the Board of Directors of Powerwave. Powerwave is currently the Company's sole supplier of linear power amplifiers, a component in the Company's products. From January 1, 1997 to June 30, 1998, the Company purchased a total of $8,015,545 of linear power amplifiers and related components from Powerwave. Powerwave purchased $2,500,000 in aggregate principal amount of the 13.75% Senior Secured Bridge Notes and has been issued a Note Warrant to purchase up to an aggregate of 46,336 shares of Series D Preferred Stock at a purchase price of $0.01 per share.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of June 30, 1998, and as adjusted to reflect the sale of Common Stock offered hereby, as to (i) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock (a "5% Stockholder"), (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group.

                                                            PERCENT OF SHARES
                                                              BENEFICIALLY
                                                                OWNED(1)
                                                  SHARES    -----------------
                                               BENEFICIALLY PRIOR TO  AFTER
               NAME AND ADDRESS                  OWNED(1)   OFFERING OFFERING
               ----------------                ------------ -------- --------
Oak Investment Partners(2)....................   3,351,355    20.7%    15.8%
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301-1902
Venrock Associates(3).........................   3,342,352    20.7%    15.8%
  30 Rockefeller Plaza
  New York, NY 10112-0184
The Sevin Rosen Funds(4)......................   3,333,020    20.6%    15.7%
  550 Lytton Avenue, Suite 200
  Palo Alto, CA 94301-1542
Douglas O. Reudink(5).........................   1,404,230     8.7%     6.6%
Bowman Capital Management(6)..................   1,270,000     7.9%     6.0%
  1875 South Grant Street, Suite 600
  San Mateo, CA 94402
Robert H. Hunsberger(7).......................     900,000     5.3%     4.1%
Worldview Technology Partners(8)..............     858,513     5.3%     4.1%
  435 Tasso Street, Suite 120
  Palo Alto, CA 94301-1546
Thomas Huseby(9)..............................     662,225     4.1%     3.1%
Vito E. Palermo(10)...........................     200,000     1.2%       *
Robert N. Shuman(11)..........................     100,000       *        *
Ray K. Butler(12).............................      79,541       *        *
James J. Daley................................      49,327       *        *
Harold Carey..................................      42,694       *        *
Bandel L. Carano(2)...........................   3,351,355    20.7%    15.8%
David R. Hathaway(3)..........................   3,342,352    20.7%    15.8%
Jennifer Gill Roberts(13).....................   3,345,428    20.7%    15.8%
Scot B. Jarvis(14)............................      55,770       *        *
Bruce C. Edwards(15)..........................      25,000       *        *
David A. Twyver(16)...........................      25,000       *        *
All directors and officers as a group (13
 persons)(17).................................  13,174,135    75.0%    58.6%

--------
*  Less than 1%.
 (1) Applicable beneficial ownership percentage is based on 16,166,277 shares of Common Stock outstanding prior to this offering and 21,166,277 shares outstanding after this offering, and assuming no exercise of the Underwriters' over-allotment option, together with applicable options and warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC Rules"). The number of shares beneficially owned by a person includes shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 1998. Such shares issuable pursuant to such options and warrants are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person.
      A portion of the shares issued or issuable upon exercise of such stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time. To the Company's knowledge, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each 5% Stockholder is: c/o Metawave Communications Corporation, 10735 Willows Road NE, P.O. Box 97069, Redmond, WA 98073-9769.
 (2) Includes 3,274,943 shares held by Oak Investment Partners VI, L.P. and 76,412 shares held by Oak VI Affiliates Fund, L.P. Bandel L. Carano, a director, is a Managing Member of Oak Associates VI, L.L.C., a general partner of Oak Investment Partners VI, L.P., a General Partner of Oak VI Affiliates and a general partner of Oak VI Affiliates Fund, and as such may be deemed to share voting and investment power with respect to such shares. Mr. Carano disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.
 (3) Includes 2,123,970 shares held by Venrock Associates and 1,218,382 shares held by Venrock Associates II, L.P. David R. Hathaway, a director, is a general partner of Venrock Associates and Venrock Associates II, L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Mr. Hathaway disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.
 (4) Includes 15,220 shares held by Sevin Rosen Bayless Management Co., 2,573,428 shares held by Sevin Rosen Fund IV L.P., 713,853 shares held by Sevin Rosen Fund V L.P. and 30,519 shares held by Sevin Rosen V
      Affiliates Fund L.P. Jennifer Gill Roberts, a director, is a general partner of Sevin Rosen Fund IV L.P., Sevin Rosen Fund V L.P. and Sevin Rosen V Affiliates Fund L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Ms. Roberts disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest in such shares.
 (5) Includes 15,000 shares held in trust for Matthew Reudink, Dr. Reudink's son.
 (6) Includes 43,750 shares held by Spinnaker Clipper Fund, L.P., 400,000 shares held by Spinnaker Founders Fund, L.P., 431,250 shares held by Spinnaker Technology Fund, L.P., 375,000 shares held by Spinnaker Technology Offshore Fund Limited and 20,000 shares held by Spinnaker Offshore Founders Fund Ltd.
 (7) Includes 900,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Hunsberger, of which 243,750 shares of which are fully vested within 60 days of June 30, 1998 and 656,250 shares of which remain subject to the Company Repurchase Right.
 (8) Includes 50,104 shares held by Worldview Strategic Partners I, L.P., 226,718 shares held by Worldview Technology International I, L.P. and 581,691 shares held by Worldview Technology Partners I, L.P.
 (9) Includes 7,900 shares held by Margaret D. Huseby, spouse of Mr. Huseby, and 31,600 shares held in trust for Katheryn Huseby, Max Huseby, Conor Huseby and Devin Huseby, Mr. Huseby's children.
(10) Includes 200,000 shares issuable upon the exercise of outstanding options held by Mr. Palermo, of which 73,749 are exercisable and vested within 60 days of June 30, 1998. In accordance with the SEC Rules, Mr. Palermo is the beneficial owner of 73,749 shares.
(11) Includes 3,750 shares owned by Mr. Shuman, and 96,250 shares issuable upon the exercise of outstanding options held by Mr. Shuman, 85,000 of which are immediately exercisable and subject to the Company Repurchase Right, and an additional 1,250 shares of which are vested and exercisable within 60 days of June 30, 1998. In accordance with the SEC Rules,
      Mr. Shuman is the beneficial owner of 90,000 shares.
(12) Includes 100,000 shares issuable upon the exercise of outstanding options held by Mr. Butler, 68,000 shares of which are immediately exercisable and subject to the Company Repurchase Right and an additional 11,541 shares of which are vested and exercisable within 60 days of June 30, 1998. In accordance with the SEC Rules, Mr. Butler is the beneficial owner of 79,541 shares.
(13) Includes the shares referenced in footnote (4) and 12,408 shares held by Ms. Roberts. Ms. Roberts disclaims beneficial ownership of the shares referenced in footnote (4), except to the extent of her pecuniary interest in such shares.
(14) Includes 30,770 shares owned by Cedar Grove Investments, LLC ("Cedar Grove") and 25,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Jarvis within 60 days of June 30, 1998, all of which are subject to the Company Repurchase Right. Mr. Jarvis, a managing member of Cedar Grove, disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.
(15) Includes 25,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Edwards within 60 days of June 30, 1998, all of which are subject to the Company Repurchase Right.
(16) Includes 25,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Twyver within 60 days of June 30, 1998, all of which are subject to the Company Repurchase Right.
(17) Includes (i) shares referred to in footnotes (2)-(5), (7) and (10)-(16) and (ii) 306,665 shares beneficially owned by two other executive officers.

                           DESCRIPTION OF SECURITIES

  Following the closing of the sale of the shares of Common Stock offered hereby, the authorized capital stock of the Company will consist of 150,000,000 shares of Common Stock, $0.001 par value, and 15,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

  As of June 30, 1998, there were 16,166,277 shares of Common Stock outstanding that were held of record by approximately 41 stockholders. There will be 21,166,277 shares of Common Stock outstanding (assuming no exercise of outstanding options after June 30, 1998) after giving effect to the sale of the shares of Common Stock offered hereby.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors is authorized to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

  The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of this offering, no shares of Preferred Stock will be outstanding and the Company currently has no plans to issue any shares of Preferred Stock.

WARRANTS

  As of June 30, 1998, the Company has warrants outstanding to purchase an aggregate of 65,416 shares of Series A Preferred Stock, 19,999 shares of Series B Preferred Stock, 34,090 shares of Series C Preferred Stock and 541,875 shares of Series D Preferred Stock.

  In connection with an equipment lease line entered into in December 1995, the Company issued a warrant to purchase up to an aggregate of 48,750 shares of Series A Preferred Stock to Comdisco, Inc. ("Comdisco") at an exercise price of $2.1875 per share. The warrant expires on the later of December 13, 2002 or three years following the effective date of this offering. In connection with a second equipment lease line entered into in April 1996, the Company issued a warrant to purchase up to an aggregate of 16,666 shares of Series A Preferred Stock to Comdisco at an exercise price of $2.1875 per share. The warrant expires on the later of April 9, 2003 or three years following the effective date of this offering. In connection with a third equipment lease line entered into in August 1996, the Company issued a warrant to purchase up to an aggregate of 19,999 shares of Series B Preferred Stock to Comdisco at an exercise price of $4.72 per share. The warrant expires on the later of August 20, 2003 or three years following the effective date of this offering. In connection with a fourth equipment lease line entered into in June 1997, the Company issued a warrant to purchase up to an aggregate of 34,090 shares of Series C Preferred Stock to Comdisco at an exercise price of $6.16 per share. The warrant expires on the later of June 9, 2004 or 18 months following the effective date of this offering.

  In connection with the issuance of the 13.75% Senior Secured Bridge Notes in April 1998, the Company issued the holders of the 13.75% Senior Secured Bridge Notes warrants to purchase an aggregate of 537,500 shares of Series D Preferred Stock at a purchase price of $0.01 per share (the "Note Warrants"). The Note Warrants expire on April 28, 2000.

  In connection with an equipment lease line entered into with Insight Investments Corporation in April 1998, the Company issued a warrant to purchase up to an aggregate of 4,375 shares of Series D Preferred Stock at an exercise price of $8.00 per share. The warrant expires on the closing of this offering and is expected to be net exercised simultaneously therewith.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  The holders of 15,338,305 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of Registrable Securities. Subject to certain limitations in the agreement, certain holders of the Registrable Securities may require, on two occasions at any time after six months from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale, provided that the proposed aggregate offering price is at least $7,500,000. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. The holders of the Note Warrants are also entitled to include shares issuable upon exercise of the Note Warrants in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the initial public offering. Subject to certain conditions, all fees, costs and expenses of such registrations must be borne by the Company and all selling expenses (including underwriting discounts, selling commissions and stock transfer taxes) relating to Registrable Securities must be borne by the holders of the securities being registered.

ANTI-TAKEOVER PROVISIONS OF DELAWARE AND WASHINGTON LAW AND CHARTER DOCUMENTS

  The Company is subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

  The laws of the State of Washington, where the Company's principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act (the "WBCA") prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an "acquiring person") for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute. A target corporation includes a foreign corporation if (i) the corporation has a class of voting stock registered pursuant to
Section 12 or 15 of the Exchange Act, (ii) the corporation's principal executive office is located in Washington, and (iii) any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, (c) 1,000 or more of its stockholders of record are Washington residents, (d) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, or (e) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington. A corporation may not "opt out" of this statute and, therefore, the Company anticipates this statute will apply to it. Depending upon whether the Company meets the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of the Company.

  In addition, upon completion of this offering, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. The Company's stock option and purchase plans generally provide that upon a change in control or similar event optionees are entitled to accelerated vesting credit equal to either twelve months or twenty-four months of additional vesting beyond that otherwise scheduled, based on whether he or she has been employed by the Company less than two years, or two years or more, respectively, as of the date of such event unless in connection with the change in control or similar event, outstanding options are assumed or substituted for equivalent options of a successor corporation. The Board of Directors has authority to issue up to 15,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services L.L.C.

LISTING

  The Company has applied to list its Common Stock on the Nasdaq National Market under the trading symbol "MTWV."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 21,166,277 shares of Common Stock, assuming no exercise of options after June 30, 1998. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act.

  The remaining 16,166,277 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares") and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. All directors and executive officers and certain other stockholders of the Company, holding in the aggregate 15,838,492 of the shares of Common Stock outstanding prior to this offering, are contractually obligated not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period") without the prior written consent of BT Alex. Brown Incorporated or the Company (the "Lockup"). See "Underwriting." The number of shares of Common Stock available for sale in the public market is further limited by restrictions under the Securities Act.

  Because of the restrictions noted above, on the date of this Prospectus and until 180 days after the date of this Prospectus (assuming no release of the Lockup Period by the Company or by BT Alex. Brown Incorporated), no shares other than the 5,000,000 shares offered hereby will be eligible for sale in the public market and beginning 90 days after the effective date of this offering, approximately 298,155 Restricted Shares will be eligible for sale in the public market. Beginning 180 days after the effective date of this Prospectus, approximately 15,892,122 Restricted Shares (as well as an additional 123,880 shares of Common Stock issuable upon exercise of currently outstanding warrants) will be eligible for sale in the public market, subject in some cases to certain volume limitations.

                                      SHARES
          DAYS AFTER DATE            ELIGIBLE
         OF THIS PROSPECTUS          FOR SALE                  COMMENT
         ------------------         ----------                 -------
 Upon Effectiveness...............  5,000,000  Shares sold in offering
 Upon Effectiveness...............  none       Freely tradable shares salable under
                                                Rule 144(k) that are not subject to
                                                the Lockup
 91 days..........................  298,155    Shares salable under Rules 701 and 144
                                                and not subject to the Lockup
 181 days.........................  15,857,122 Lockup released; shares salable under
                                                Rules 144 and 701

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. During the Lockup Period, the Company intends to register on a registration statement on Form S-8, (i) a total of 3,638,399 shares of Common Stock reserved for issuance under the 1995 Stock Option Plan (assuming no exercise of options after June 30, 1998), (ii) a total of 850,000 shares of Common Stock reserved for issuance under the 1998 Stock Option Plan, (iii) a total of 300,000 shares of Common Stock reserved for issuance under the Directors' Plan and (iv) a total of 500,000 shares of Common Stock reserved for issuance under the Purchase Plan. Such registration will permit the resale of shares so registered by non-affiliates in the public market without restriction under the Securities Act.

  Prior to this offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and price which it deems appropriate. In addition, after this offering, the holders of 15,338,305 shares of Common Stock (the "Registrable Securities") will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Securities-- Registration Rights of Certain Holders." If such holders, by exercising their demand registration rights, cause a larger number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company initiated registration any Registrable Securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, BT Alex. Brown Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and NationsBanc Montgomery Securities LLC (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   BT Alex. Brown Incorporated........................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
   NationsBanc Montgomery Securities LLC..............................
                                                                       ---------
   Total.............................................................. 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

  The Company has been advised by Representatives of the Underwriters that they propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriters name in the above table bears to the total number of shares of Common Stock offered hereby, and the Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares are being offered.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  All officers and directors of the Company and certain stockholders have agreed with the Underwriters that, until 180 days after the effective date of this Prospectus, they will not directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock of the Company which may be deemed to be beneficially owned by the undersigned on the date hereof in accordance with the rules and regulations of the Commission and shares of Common Stock which may be issued upon exercise of a stock option or warrant) or enter into any hedging transaction relating to the Common Stock.

The Company has also agreed not to sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its Plans, provided that, without the prior written consent of BT Alex. Brown Incorporated, such additional options shall be exercisable, but not transferable, during such period. The lockup agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of BT Alex. Brown Incorporated.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company and its industry in general and the present state of the Company's development and other factors deemed relevant.

  BT Alex. Brown Incorporated acted as the placement agent in the private placement of the Company's 13.75% Senior Secured Bridge Notes and Note Warrants issued on April 28, 1998, and in connection with that placement received cash compensation. BT Holdings (NY), Inc., an affiliate of BT Alex. Brown Incorporated, purchased a 13.75% Senior Secured Bridge Note in the principal amount of $4,500,000 and a Note Warrant to purchase 83,405 shares of Series D Preferred Stock. See "Certain Relationships and Related Transactions" for a description of the terms of the 13.75% Senior Secured Bridge Notes and the Note Warrants.

  In view of this relationship, the offering is being made in accordance with
Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provides, among other things, that the price of the Common Stock can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Merrill Lynch, Pierce, Fenner & Smith Incorporated is serving in such role and will recommend the maximum public offering price of the Common Stock, Merrill Lynch, Pierce, Fenner & Smith Incorporated has also participated in the preparation of this Prospectus and has performed due diligence with respect thereto.

  The Company has been advised by the Representatives that during and after this offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose penalty bids, whereby selling concessions allowed to the syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by its counsel, Venture Law Group, A Professional Corporation, Kirkland, Washington. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The financial statements and schedule of Metawave Communications Corporation as of December 31, 1996 and 1997 and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended and the period from January 19, 1995 (inception) to December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given on the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the Commission's principal office in Washington, D.C. or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. The Company has filed the Registration Statement, including the exhibits and schedules thereto, electronically with the Commission via the Commission's EDGAR system. The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                          GLOSSARY OF TECHNICAL TERMS

AMPLIFIER...................  A device used to increase the signal strength of analog or digital radio frequency (RF) signals.
AMPS (ADVANCED MOBILE PHONE
 SERVICE)...................  An analog wireless protocol adopted in North and South
                              America.
ANALOG......................  The traditional method of modulating radio signals to carry information. The analog method employs a continuous signal that varies the amplitude, frequency or phase of the radio transmission.
ANTENNA.....................  A device for transmitting and/or receiving radiowave signals. Antennas can be designed to offer various radiation patterns. Omni-directional antennas typically radiate
                              equally in all directions. Other antennas are more
                              directional, radiating largely in one area and not in
                              others.
ATTENUATION.................  The weakening of a signal along some path, often due to partial blocking or absorption.
BANDWIDTH...................  The total frequency range of spectrum available.
BASE STATION................  A transmit and receive station that controls and relays signals between a switch and the remote handset or
                              subscriber unit (fixed or mobile).
BSC (BASE STATION
 CONTROLLER)................  Equipment that manages the radio transmission for a set of base stations by handling radio channel management, message transport and hand-offs.
BEAM........................  A directed RF signal radiating from an antenna in a narrow pattern which carries cellular phone traffic.
CARRIER TO INTERFERENCE
 RATIO (C/I)................  The ratio of strength in the carrier signal to the total strength of interfering signals, expressed in dB.
CAPACITY....................  The maximum amount of call traffic that a cellular network can handle.
CDMA (CODE DIVISION MULTIPLE
 ACCESS)....................  A digital wireless protocol adopted in North America and
                              Asia. In this protocol, each voice call is labeled with a
                              unique code and transmitted on the same frequency channel
                              with other calls.
CARRIER.....................  A CDMA channel with 1.23 MHz bandwidth.
CELL........................  The term used to define a geographic area that is served by a cell site.
CELL SITE...................  The location of the base station equipment servicing the cell.
CELL-SPLITTING..............  The splitting of one large cell into smaller ones. With proper splitting and allocation of frequencies, channels can be reused more frequently, making it possible to increase
                              capacity.

CELLULAR NETWORK............  A network of interconnected low-powered radio transceivers that provides mobile telephone service.
CHANNEL.....................  The communication path which transfers information between elements in a wireless network. This radio channel requires a unique RF frequency that is used for communication between subscriber unit and cell site base station and is assigned by the FCC.
COVERAGE AREA...............  The geographic area in which the signal strength from a cellular network is sufficient to provide service to users of the wireless network.
DB..........................  Abbreviation for decibel, a unit for expressing the relative strength of two signals.
DIGITAL.....................  A method of storing, processing, and transmitting voice and data that uses distinct electronic pulses to represent the information.
DIGITAL CELLULAR............  A wireless protocol that breaks up cellular voice or data transmission and sends them in a digital format. Common
                              digital cellular protocols include CDMA, GSM and TDMA.
DUAL-BAND...................  A mobile or portable phone that is capable of operating in more than one frequency band. An example of a dual-band
                              phone is a unit that operates on both a 900 MHz and 1.9 GHz system.
DUAL-MODE...................  A mobile or portable phone that is capable of operating using more than one standard. An example of a dual-mode
                              phone is a unit that primarily operates on a digital system and defaults to analog AMPS operation if the digital system is unavailable.
FCC.........................  The Federal Communications Commission; a U.S. government agency which regulates wireless communications services and equipment.
FOOTPRINT...................  The coverage area of a cell site.
FREQUENCY...................  The rate at which the electric and magnetic fields of a radio wave oscillate, expressed as the number of cycles per unit of time. Frequency is typically measured in Hertz (Hz), or cycles per second.
GHZ (GIGAHERTZ).............  One gigahertz is equal to one billion cycles per second.
GSM (GLOBAL SYSTEM FOR
 MOBILE COMMUNICATIONS).....  A digital wireless protocol which serves as the European standard for digital cellular.
HZ (HERTZ)..................  A measurement of frequency, equivalent to one "wave" or cycle per second.
INFRASTRUCTURE..............  All parts of the wireless network, excluding the subscriber's phone. Includes the Mobile Telephone Switching
                              Office, Base Stations, and all links between them.

INTERFERENCE................  Reception of unwanted signals which degrades call quality and limits wireless capacity. Refers to undesired signals
                              from the standpoint of any particular listener.
KHZ (KILOHERTZ).............  One kilohertz is equal to one thousand cycles per second.
LAN (LOCAL AREA NETWORK)....  A private data communications network linking a variety of data services such as computers and printers within an
                              office or home environment.
LMDS (LOCAL MULTIPOINT
 DISTRIBUTION SERVICE)......  A broadband wireless communications network that uses millimeter wave frequencies around 28 to 38 GHz to transmit video and data over a cellular-like network at distances
                              under a few miles.
LOCAL LOOP..................  A wired communications channel between the subscriber's location and the subscriber's local central office, also
                              known as the subscriber loop.
MHZ (MEGAHERTZ).............  One megahertz is equal to one million cycles per second.
MSC (MOBILE SWITCHING
 CENTER)....................  A high-capacity, traffic handling device that routes incoming and outgoing wireless calls by determining which
                              base station will handle each call and also provides inter-
                              system hand-offs.
MTSO (MOBILE TELEPHONE
 SWITCHING OFFICE)..........  The hub of a cellular network, which incorporates the mobile switching center and the network operating software for the switching, database, and maintenance functions.
NAMPS (NARROW-BAND AMPS)....
                              An analog wireless protocol which operates in the 800-MHz
                              band in the United States. Developed by Motorola, NAMPS
                              divides traditional 30-MHz channels into three 10-MHz
                              channels to add capacity.
PCS (PERSONAL COMMUNICATIONS
 SERVICES)..................  A two-way, digital, wireless telecommunications system operating in the 1.8 GHz to 2.4 GHz range in the United
                              States.
PHASED-ARRAY................  A type of antenna design in which the relative phases of the respective signals feeding the group of antennas are varied to vary the radiation pattern of the antenna.
PSTN (PUBLIC SWITCHED
 TELEPHONE NETWORK).........  Refers to the collection of networks providing public telephone switching service; the wired or landline network.
RECEIVER....................  A device that receives signals.

REUSE/FREQUENCY REUSE.......  The utilization of frequency (channels) more than once in a wireless network. To minimize interference, cells are
                              assigned only a portion of an operator's available
                              frequencies; adjacent cells do not use the identical
                              channels. The reuse pattern determines how many cells the
                              available frequencies are divided among before being reused and therefore how much distance separates cells using the
                              same frequency.
RF (RADIO FREQUENCY)........  The range of electromagnetic frequencies above the audio range and below visible light. All broadcast transmission, from AM radio to microwaves, falls into this range, which is between 30-KHz and 300-GHz.
RF SIGNAL...................  Information transmitted over a communications network by a modulated RF channel.
ROAMING.....................  The ability to use a wireless phone to make and receive calls in places outside a user's home coverage area.
SECTORIZING.................  The process of dividing a cell site into sectors by using directional antennas. Sectorizing is typically used as a
                              means of reducing interference in order to increase
                              frequency reuse and therefore network capacity.
SECTOR SYNTHESIS............  A proprietary method incorporated into Metawave's smart antenna system to better control the transmission and
                              reception of CDMA radio signals by cell sites, thereby
                              reducing interference.
SMART ANTENNA...............  A system that can respond to changes in the radio frequency environment through the use of software algorithms that
                              control an integrated antenna array.
SMR (SPECIALIZED MOBILE       A two-way radio telephony service making use of macrocells
 RADIO).....................  that cover an area up to 50 miles in diameter. Widely used in dispatch operations by truck and taxi fleets. SMR systems have much less radio spectrum than cellular systems, but
                              have a much greater range.
SPATIAL DIVERSITY...........  An antenna configuration of two or more elements that are physically spaced (spatially diverse) to combat signal
                              fading and improve signal quality. The desired spacing
                              depends on the frequency band and the RF environment.
SPECTRUM....................  A continuous range of frequencies, ranging from 30 Hz to
                              3000 GHz, available for radio transmission and reception.
                              The FCC has set aside fixed portions of the spectrum for
                              cellular service, PCS service, television, FM radio, and
                              satellite transmissions.
SPECTRUM ALLOCATION.........  Federal government designation of a range of frequencies for a category of use or uses.
SPECTRUM MANAGEMENT.........  A way to improve a network's capacity, coverage, and call quality by using hardware and software tools for network
                              configuration and RF enhancement.
SUBSCRIBER..................  A customer of a wireless service provider or other communications company.
SWITCH......................  See MTSO.

TDMA (TIME DIVISION MULTIPLE
 ACCESS)....................  A method of digital wireless communications transmission by which a large number of users can access, in sequence, a
                              single radio frequency channel without interference because each user is allocated a unique time slot within each
                              frequency channel.
TRANSCEIVER.................  Equipment that both receives and transmits radio waves.
TRANSMITTER.................  A device that generates signals.
TRUNKING....................  Allowing a subscriber unit to be connected to any unused channel in a group of channels for an incoming or outgoing call. Trunking efficiency is increased whenever greater
                              numbers of channels can be made available to any group of
                              subscribers at a given location and time.
WIRELESS....................  Describing a type of technology using radio-based systems that allows transmission of voice and data signals through radio frequencies without a physical connection.
WLL (WIRELESS LOCAL LOOP)...  A type of wireless technology which is used to provide subscribers with standard telephone service. Eliminates the need for a wire, or loop, connecting users to the PSTN by
                              transmitting voice communications over radio waves between the end user and a base station that is connected to the
                              network equipment.

                      METAWAVE COMMUNICATIONS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young, LLP, Independent Auditors.......................... F-2

Balance Sheets.............................................................. F-3

Statements of Operations.................................................... F-4

Statements of Stockholders' Equity (Deficit)................................ F-5

Statements of Cash Flows.................................................... F-6

Notes to Financial Statements............................................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Metawave Communications Corporation

  We have audited the accompanying balance sheets of Metawave Communications Corporation as of December 31, 1996 and 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and the period from January 19, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metawave Communications Corporation at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended and the period from January 19, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                                        ERNST & YOUNG LLP

Seattle, Washington
March 13, 1998, except for Note 13,
 as to which the date is April 28, 1998.

                      METAWAVE COMMUNICATIONS CORPORATION

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    PRO FORMA
                                    DECEMBER 31,                  STOCKHOLDERS'
                                  ------------------   JUNE 30,     EQUITY AT
                                    1996      1997       1998     JUNE 30, 1998
                                  --------  --------  ----------- -------------
                                                      (UNAUDITED)  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.....  $ 19,092  $ 13,334   $ 20,311
  Accounts and notes receivable,
   net..........................       120     1,444      3,792
  Inventories...................       --      4,080     12,000
  Debt issuance costs, net of
   amortization of 1,275........       --        --       4,545
  Prepaid expenses and other
   assets.......................       185       142        708
                                  --------  --------   --------
Total current assets............    19,397    19,000     41,356
Property and equipment--net
 (Note 3).......................     2,258     3,406      5,032
Other noncurrent assets.........        92       169        169
                                  --------  --------   --------
Total assets....................  $ 21,747  $ 22,575   $ 46,557
                                  ========  ========   ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
  Accounts payable .............  $    484  $    729   $  3,581
  Accrued liabilities...........       622     1,304      2,663
  Current portion of notes
   payable......................       104       140     29,838
  Current portion of capital
   lease obligations............       465     1,035      1,182
  Deferred revenue..............       --        115        305
                                  --------  --------   --------
Total current liabilities.......     1,675     3,323     37,569
Notes payable, less current
 portion........................       321       263        143
Capital lease obligations, less
 current portion................     1,429     2,709      3,937
Other long-term liabilities.....         7         6        --
                                  --------  --------   --------
Total liabilities...............     3,432     6,301     41,649
Commitments and contingencies
Convertible and redeemable
 preferred stock, issued and
 outstanding 10,732,623 shares
 in 1996 and 13,130,350
 in 1997 and June 30, 1998;
 aggregate preference in
 liquidation of $49,282 at
 December 31, 1997 and June 30,
 1998...........................    30,100    49,282     49,282      $   --
Convertible and redeemable
 preferred stock warrants.......       --        128      4,423          --
Stockholders' equity (deficit):
  Preferred stock, $.0001 par
   value, authorized 20,000,000
   shares, of which 13,130,350
   have
   been designated as
   convertible and redeemable
   at June 30, 1998 and December
   31,1997......................       --        --         --           --
  Common stock, $.0001 par
   value, authorized 40,000,000
   shares; issued and
   outstanding
   2,650,000 in 1996, 2,932,093
   in 1997 and
   3,035,927 at June 30, 1998
   and 16,166,277
   shares pro forma.............        10     1,968      2,162       55,867
  Deferred stock compensation...       --     (1,205)      (877)        (877)
  Accumulated deficit...........   (11,795)  (33,899)   (50,082)     (50,082)
                                  --------  --------   --------      -------
Total stockholders' equity
 (deficit)......................   (11,785)  (33,136)   (48,797)     $ 4,908
                                  --------  --------   --------      =======
Total liabilities and
 stockholders' equity (deficit).  $ 21,747  $ 22,575   $ 46,557
                                  ========  ========   ========

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           PERIOD FROM
                         JANUARY 19, 1995    YEAR ENDED          SIX MONTHS ENDED
                         (INCEPTION) TO     DECEMBER 31,             JUNE 30,
                           DECEMBER 31,   ------------------  ----------------------
                               1995         1996      1997       1997        1998
                         ---------------- --------  --------  ----------- ----------
                                                              (UNAUDITED) (UNAUDITED)
Net revenue.............     $   --       $  1,291  $  1,450    $   392    $  6,501
Cost of sales...........         --          1,097     1,728        516       6,396
                             -------      --------  --------    -------    --------
Gross profit (loss).....         --            194      (278)      (124)        105
Operating expenses:
  Research and
   development..........         883         7,186    13,083      5,365       8,025
  Sales and marketing...          84         1,704     5,383      2,244       4,087
  General and
   administrative.......         168         2,434     3,762      1,367       2,429
                             -------      --------  --------    -------    --------
Total operating
 expenses...............       1,135        11,324    22,228      8,976      14,541
                             -------      --------  --------    -------    --------
Operating loss..........      (1,135)      (11,130)  (22,506)    (9,100)    (14,436)
Other income, net.......         157           485       851        409         484
Interest expense........         (22)         (150)     (449)      (236)     (2,231)
                             -------      --------  --------    -------    --------
                                 135           335       402        173      (1,747)
                             -------      --------  --------    -------    --------
Net loss................     $(1,000)     $(10,795) $(22,104)   $(8,927)   $(16,183)
                             =======      ========  ========    =======    ========
Pro forma net loss per
 share..................                            $  (1.54)              $  (1.01)
                                                    ========               ========
Shares used in
 computation of
 pro forma net loss per
 share..................                              14,383                 16,061
                                                    ========               ========


                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

     FOR THE PERIOD FROM JANUARY 19, 1995 (INCEPTION) THROUGH JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         COMMON STOCK
                         --------------
                                          DEFERRED                    TOTAL
                                           STOCK     ACCUMULATED  STOCKHOLDERS'
                         SHARES  AMOUNT COMPENSATION   DEFICIT   EQUITY (DEFICIT)
                         ------  ------ ------------ ----------- ---------------
Sale of common stock at
 $.0036 per share for
 cash................... 2,750   $   10   $   --      $    --       $     10
Net loss for the period
 from January 19, 1995
 to December 31, 1995...   --       --        --        (1,000)       (1,000)
                         -----   ------   -------     --------      --------
Balance, December 31,
 1995................... 2,750       10       --        (1,000)         (990)
 Shares surrendered to
  Company for no
  consideration.........  (100)     --        --           --            --
 Net loss for the year
  ended December 31,
  1996..................   --       --        --       (10,795)      (10,795)
                         -----   ------   -------     --------      --------
Balance, December 31,
 1996................... 2,650       10       --       (11,795)      (11,785)
 Exercise of stock
  options...............   282       77       --           --             77
 Deferred stock
  compensation..........   --     1,881    (1,881)         --            --
 Stock compensation
  expense...............   --       --        676          --            676
 Net loss for the year
  ended December 31,
  1997..................   --       --        --       (22,104)      (22,104)
                         -----   ------   -------     --------      --------
Balance, December 31,
 1997................... 2,932    1,968    (1,205)     (33,899)      (33,136)
 Repurchased restricted
  stock *...............  (138)     --        --           --            --
 Exercise of stock
  options *.............   231       84       --           --             84
 Exercise of stock
  warrants*.............    11      110       --           --            110
 Stock compensation
  expense *.............   --       --        328          --            328
 Net loss for the period
  ended June 30, 1998 *.   --       --        --       (16,183)      (16,183)
                         -----   ------   -------     --------      --------
Balance, June 30, 1998
 *...................... 3,036   $2,162   $  (877)    $(50,082)     $(48,797)
                         -----   ------   -------     --------      --------

--------
 * Unaudited


                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                            PERIOD FROM
                          JANUARY 19, 1995    YEAR ENDED          SIX MONTHS ENDED
                           (INCEPTION) TO    DECEMBER 31,             JUNE 30,
                            DECEMBER 31,   ------------------  ----------------------
                                1995         1996      1997       1997        1998
                          ---------------- --------  --------  ----------- ----------
                                                               (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES
Net loss................      $(1,000)     $(10,795) $(22,104)  $ (8,927)  $ (16,183)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Depreciation and
   amortization expense.           19           520     1,841        756       2,441
  Loss on disposal of
   assets ..............          --            --        --         --           24
  Stock compensation....          --            --        676         22         438
  Reserve for loss on
   assets...............          --            --        425        --          --
  Changes in operating
   assets and
   liabilities:
   Increase in accounts
    receivable..........          (53)          (67)   (1,323)      (267)     (2,349)
   Increase in
    inventories.........          --            --     (4,080)    (2,209)     (8,091)
   Increase in other
    assets..............          (55)         (222)      (34)       (63)     (2,091)
   Increase in accounts
    payable, accrued
    liabilities and
    other liabilities...          206           906       926        878       4,864
   (Increase) decrease
    in projects in
    process.............         (717)          717       --         --
   Increase (decrease)
    in deferred revenue.        1,291        (1,291)      114        --          191
                              -------      --------  --------   --------   ---------
Net cash used in
 operating activities...         (309)      (10,232)  (23,559)    (9,810)    (20,756)
INVESTING ACTIVITIES
Purchases of securities.       (3,612)          --        --         --          --
Proceeds on sale of
 securities.............          --          3,612       --         --          --
Proceeds on sale of
 assets.................          --            --        --         --           78
Purchases of equipment..         (151)         (549)     (621)      (870)       (582)
                              -------      --------  --------   --------   ---------
Net cash provided by
 (used in) investing
 activities.............       (3,763)        3,063      (621)      (870)       (504)
FINANCING ACTIVITIES
Proceeds from issuance
 of preferred stock.....        5,500        24,600    19,182        --          --
Proceeds from issuance
 of common stock........           10           --         77          1          84
Proceeds from notes
 payable................          --            500       --         --       29,000
Payments on notes
 payable................          --            (81)     (115)       (60)       (130)
Principal payments on
 capital lease
 obligations............          (16)         (180)     (722)      (290)       (717)
                              -------      --------  --------   --------   ---------
Net cash provided by
 (used in) financing
 activities.............        5,494        24,839    18,422       (349)     28,237
                              -------      --------  --------   --------   ---------
Net increase (decrease)
 in cash................        1,422        17,670    (5,758)   (11,029)      6,977
Cash and cash
 equivalents at
 beginning of period....          --          1,422    19,092     19,092      13,334
                              -------      --------  --------   --------   ---------
Cash and cash
 equivalents at end of
 period.................      $ 1,422      $ 19,092  $ 13,334   $  8,063     $20,311
                              =======      ========  ========   ========   =========
NONCASH TRANSACTIONS AND
 SUPPLEMENTAL
 DISCLOSURES
Capital lease
 obligations incurred to
 purchase assets........      $   144      $  1,952  $  2,665   $  1,458   $   2,099
Inventories reclassified
 to property and
 equipment..............          --            --        --         --          171
Deferred compensation on
 stock option grants....          --            --      1,881        224         --
Interest paid...........           22           150       450        304         214

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)


1. SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Metawave designs, develops, manufactures and markets spectrum management solutions for the wireless communications industry. Metawave's spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, enable cellular network operators to increase overall network capacity, reduce network operation costs, better manage network infrastructure and stimulate end user demand through improved system quality. Using its proprietary technologies, the Company has developed products that address the capacity, coverage, and call quality problems faced by cellular network operators.

  The Company was incorporated in January 1995. Net revenue since inception has been attributable to an engineering consulting contract in 1996, services rendered by the Company's Network Services division during 1997 and sales of the SpotLight 2000 system during the six months ended June 30, 1998. The Company's Network Services division was discontinued during the first quarter of 1998. Since inception, the Company has incurred significant losses and as of June 30, 1998, had an accumulated deficit of $50.1 million.

 Unaudited Interim Financial Information

  The financial information as of June 30, 1998 and for the periods ended June 30, 1997 and 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the period ended June 30, 1998 are not necessarily indicative of results that may be expected for the entire year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant estimates made in preparing the financial statements include the allowance for doubtful accounts, inventory reserves and warranty accruals.

 Revenue Recognition

  Product revenues are recognized when the product has been shipped and all customer acceptance conditions have been satisfied. Service revenues, generally installation and consulting, are recognized when the services have been performed. Revenue from maintenance contracts is deferred and recognized ratably over the term of the agreement (which is typically one year). Any billings in excess of revenue are classified as deferred revenue and projects in process are recorded as inventory.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  Property and equipment and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method for financial statement purposes and on accelerated methods for federal income tax purposes over estimated useful lives of two to seven years. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life.

 Pro Forma Net Loss per Share

  Pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding and the weighted average convertible and redeemable preferred stock outstanding as if such shares were converted to common stock at the time of issuance. Common stock equivalents,

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

including stock options and warrants, are excluded from the computation as t heir effect is antidilutive. For the periods presented, there is no difference between the basic and diluted earnings per share. Historical basic and diluted earnings per share are not presented because they are considered meaningless due to the significant change in capital structure upon the mandatory conversion of convertible redeemable preferred stock upon completion of the initial public offering.

 Warranty

  The Company provides a 12 to 18 month warranty which may vary depending upon specific contractual terms, on all products and records a related provision for estimated warranty costs at the date of sale.

 Advertising Costs

  Advertising costs are charged to expense as incurred. The Company had no material advertising expense for the periods ended December 31, 1995 and 1996, while $535,000 and $342,000 were recorded for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively

 Cash Equivalents, Fair Values of Financial Instruments, and Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, and trade receivables. The carrying value of financial instruments approximates market value.

  Cash equivalents consist of investments with maturities of three months or less when purchased. The Company invests with various high-quality institutions and, by policy, limits the amount of credit exposure to any one institution.

  The Company sells its products and provides services to customers in the wireless communications industry. The Company performs on-going credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations and have not been material in any year.

 Stock-Based Compensation

  The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123 and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Recognition of stock-based compensation expense under Statement 123 requires the use of a fair value method to value stock options using option valuation models that were developed for purposes other than valuing employee stock options. Pro forma disclosure of net loss under Statement 123 is provided in
Note 6.

 Reclassifications

  The Company adopted a manufacturing fiscal year in 1998. The fiscal year 1998 is the 52 week period that ends the Sunday following the calendar year end. For convenience of presentation, all fiscal periods in these financial statements are treated as ending on a calendar month end.

  Certain prior year amounts have been reclassified to conform to the current year presentation.

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)
1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Recently Issued Accounting Standards

  In 1997, the following accounting standards were issued: SFAS No. 129, "Disclosure of Information About Capital Structure" requiring supplemental disclosure of capital structure, SFAS No. 130, "Reporting Comprehensive Income," (This statement establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements), SFAS No. 131, "Disclosures About Segments of an Enterprise and Required Information," and SOP 97-2, "Software Revenue Recognition." Each of these standards became effective for the Company on January 1, 1998. The adoption of these standards did not impact the Company's financial statements or disclosures.

  In March 1998, the AICPA issued SOP 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use. The SOP is effective for the Company beginning on January 1, 1999 but earlier adoption is encouraged. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company elected to adopt the SOP in 1998. The SOP did not have a material impact on the Company's operations or financial position.

2. INVENTORIES

                                                           DECEMBER 31, JUNE 30,
                                                               1997       1998
                                                           ------------ --------
                                                              (IN THOUSANDS)
   Purchased parts........................................    $1,331    $ 6,766
   Subassemblies..........................................       274        472
   Finished goods.........................................     2,475      4,762
                                                              ------    -------
                                                              $4,080    $12,000
                                                              ======    =======

  Purchased parts include purchased components and partially assembled units. Subassemblies primarily represent components that are assembled and ready for final configuration pending the detailed requirements for the specific customer. Finished goods are units representing projects-in-process at customer locations.

3. PROPERTY AND EQUIPMENT

                                                      DECEMBER 31,
                                                     ----------------  JUNE 30,
                                                      1996     1997      1998
                                                     -------  -------  --------
                                                     (IN THOUSANDS)
   Equipment........................................ $ 2,131  $ 4,738  $ 6,932
   Furniture and fixtures...........................     394      605      796
   Leasehold improvements...........................     272      315      693
                                                     -------  -------  -------
                                                       2,797    5,658    8,421
   Accumulated depreciation and amortization........    (539)  (2,252)  (3,389)
                                                     -------  -------  -------
                                                     $ 2,258  $ 3,406  $ 5,032
                                                     =======  =======  =======

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)
4. NOTES PAYABLE

                                                        DECEMBER
                                                           31,
                                                       ------------  JUNE 30,
                                                       1996   1997     1998
                                                       ----   ----   --------
                                                          (IN THOUSANDS)
Senior Secured Bridge Notes maturing in April 2000,
 bearing interest at 13.75% accrued semi-annually..... $ --   $ --   $ 29,708
Note payable to U.S. Bank with monthly payments of
 $217 maturing in July 2000, bearing interest at 11%..     7      6         4
Note payable to Comdisco with monthly payments of
 $12,126, maturing in February 2000, bearing interest
 at 8%, with a residual payment of $50,000 due
 February 28, 2000, secured by the underlying
 equipment............................................   418    308       252
Notes payable to GMAC with monthly payments
 aggregating $2,190, maturing between December 2001
 and April 2002, bearing interest at rates between
 3.9% and 8.75%.......................................   --      89        17
                                                       -----  -----  --------
                                                         425    403    29,981
Current portion.......................................  (104)  (140)  (29,838)
                                                       -----  -----  --------
                                                       $ 321  $ 263  $    143
                                                       =====  =====  ========

  Notes payable are secured by equipment and vehicles.

  Future principal payments on notes payable at December 31, 1997 are as follows: 1998--$139,439; 1999--$159,926; 2000--$84,929; 2001--$16,202; and
2002--$2,071.

  The Company has a credit facility with a commercial bank, which provides for a revolving credit line of $7.5 million to support working capital with a $3.0 million sublimit for issuance of trade-related commercial and standby letters of credit, which matures on October 14, 1999. Outstanding balances on the credit line bear interest at the bank's prime rate (8.5%) as of December 31, 1997 and June 30, 1998, respectively, and are secured by the Company's accounts receivable and inventory. At December 31, 1997 and June 30, 1998, no amounts were outstanding under this revolving credit line secured by accounts receivable and $2.5 million was outstanding related to issuance of a standby letter of credit.

  On April 28, 1998, the Company issued $29 million of Senior Secured Bridge Notes (Notes), which mature on April 28, 2000. The Notes accrue interest at 13.75%, payable semi-annually at the option of the Company in either additional Notes or cash. Until the Notes are repaid in full, the interest rate will increase by 200 basis points up to a maximum of 18.0%. On April 28, 1999 and at the end of each subsequent six-month period; to a maximum rate of 18.00%. One-half of the outstanding Notes and any accrued and unpaid interest is due upon the occurrence of an Initial Public Offering (IPO). The other one-half of the Notes may be redeemed at any time, prior to the maturity date, by the Company by payment in cash of the principal and accrued interest.

  The Notes are secured by personal property and intellectual property of the Company. The Company is required to comply with certain covenants and certain reporting requirements determined by the noteholders.

  In connection with the Senior Secured Bridge financing, the noteholders received warrants to purchase 537,500 shares of series D Preferred Stock at $.01 per share. The Company recorded debt

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED) issuance fees of approximately $5,820,000 related to the issuance of these warrants. The fees are amortized over the two-year contractual life of the Notes. The warrants have a two-year term. On April 28, 1999 and at the end of each subsequent three-month period, the Company will issue the noteholders 200,000 additional warrants. This provision will terminate upon an IPO by the Company and redemption of at least one-half of the issued and outstanding Notes.

  The Company may redeem the balance of the Notes and warrants on or before the completion of an IPO or on April 28, 1999 for and aggregate redemption and repurchase price of $40.6 million.

5. CONVERTIBLE AND REDEEMABLE PREFERRED STOCK

  In July 1995, the Company issued 5,500,000 shares of Series A Preferred Stock (Series A) through a private offering. Proceeds from the financing amounted to $5,500,000.

  In May 1996, the Company issued 2,711,113 shares of Series B Preferred Stock (Series B) through a private offering. Proceeds from the financing amounted to $9,150,006. An additional 29,630 shares of Series B were issued in November 1996 with proceeds of $100,002.

  In October and November 1996, the Company issued 2,491,880 shares of Series C Preferred Stock (Series C) through a private offering. Proceeds from the financing amounted to $15,349,980.

  In August 1997, the Company issued 2,397,727 shares of Series D Preferred Stock (Series D) through a private offering. Proceeds from the financing amounted to $19,181,816.

  Holders of Series A, B, C, and D have preferential rights to dividends ($.08, $.27, $.49, and $.64 per share per annum, respectively) when and if declared by the Board of Directors. Dividends are not cumulative until July 1999. The holders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. Each share of preferred stock is convertible into one share of common stock at the option of the holder, or automatically upon the vote or written consent of the holders of the majority of the shares of Series A, B, C, and D originally issued or upon the closing of an initial public offering of the Company's common stock from which the aggregate proceeds are not less than $15 million. The conversion rate is subject to adjustment, as provided by the Company's Amended and Restated Articles of Incorporation. In the event of liquidation, the holders of Series A, B, C, and D have preferential rights to liquidation payments of $1.00, $3.375, $6.16, and $8.00 per share, respectively, plus any declared but unpaid dividends. The preferred stock has redemption rights for a six-month period beginning on December 31, 2000 upon the election of at least 50% of the holders. The redemption price is equal to the original purchase price plus any declared but unpaid dividends.

 Convertible and Redeemable Preferred Stock Warrants

  In connection with a Master Lease Agreement dated December 13, 1995, the Company has issued two warrants providing for the purchase of 48,750 shares and 16,666 shares of Series A Preferred Stock at an exercise price of $2.1875 per share, subject to adjustment as provided in the Warrant Agreements. The Warrant Agreements expire after seven years or eighteen months to three years from the effective date of an initial public offering, whichever comes later.

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)
5. CONVERTIBLE AND REDEEMABLE PREFERRED STOCK (CONTINUED)

  During 1996, the Company entered into an additional lease line to the aforementioned Master Lease Agreement. The new lease included the issuance of a warrant to purchase 19,999 shares of Series B Preferred Stock with an exercise price of $4.72.

  During 1997, the Company entered into an additional lease line to the aforementioned Master Lease Agreement. The new lease included the issuance of a warrant to purchase 34,090 shares of Series C Preferred Stock with an exercise price of $6.16.

6. STOCKHOLDERS' EQUITY

  Authorized Shares

  In anticipation of the IPO of the Company's Common Stock, in May 1998, the Board of Directors approved the amendment and restatement of the Certificate of Incorporation to change the authorized number of shares of preferred stock to 15,000,000 shares and increase the number of authorized shares of Common Stock of the Company to 150,000,000 shares. These changes are to take effect upon completion of the IPO.

  Stock Repurchase Agreement

  Prior to June 30, 1998, the Company had common stock repurchase agreements with two founders, whereby if the shareholder ceases to be an employee of the Company, the Company has the right to repurchase shares of common stock at the original issuance price paid by the founder. The stock held by the founders, and subject to the terms of these agreements, vested during each full fiscal quarter commencing after June 30, 1995 at a rate of 33% per year and became fully vested on June 30, 1998. As of December 31, 1997, there were 344,437 shares subject to repurchase with an aggregate purchase price of $1,240. During 1996, one of the founders surrendered 100,000 shares to the Company for no consideration. On January 10, 1998, the Company repurchased 137,775 shares of common stock from one of the founders for $501.

 Proforma Stockholders' Equity (Unaudited)

  The proforma stockholders' equity in the accompanying balance sheet reflects the conversion of convertible and redeemable Preferred Stock and the conversion of Preferred Stock warrants to Common Stock warrants coincident with the IPO.

  Stock Option Plan

  The Company's 1995 Stock Option Plan (the Plan) provides for the granting of incentive stock options and nonqualified stock options to employees, officers, directors, and consultants. Options under the Plan have been granted at fair market value on the date of grant and expire between five and ten years. Options granted under this Plan generally become exercisable at the rate of 25% of the total number of shares subject to the option after the first anniversary following the date of grant, with 2.083% vesting monthly thereafter, with all shares becoming fully vested on the fourth anniversary date of the date of grant. The Company has reserved 4,150,000 shares of common stock for issuance under the Plan.

  In anticipation of an IPO of the Company's common stock, in May 1998, the Board of Directors approved the 1998 Stock Option Plan and the 1998 Employees Stock Purchase Plan, subject to stockholder approval. Shares reserved for issuance under these plans were 850,000 shares and 500,000 shares, respectively.

  The 1998 Directors' Stock Option Plan was adopted by the Board of Directors in February 1998 and approved by the stockholders on April 20, 1998. A total of 300,000 shares of Common Stock has been

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)
6. STOCKHOLDERS' EQUITY (CONTINUED)

reserved for issuance under the Directors' Plan. The Directors' Plan provides for the automatic grant of nonstatutory stock options to nonemployee directors of the Company upon joining the Board or upon the effectiveness of the Company's initial public offering. Provided an individual remains a director, the Directors' Plan provides that each option granted under the Plan shall become exercisable in installments cumulatively as to 25% of the total number of shares subject to the option on the first anniversary of the date of grant of the option and 2.083% of the total number of shares subject to the option each month thereafter. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. The fair market value of any option granted concurrently with the initial effectiveness of the Purchase Plan shall be the Price to Public set forth in the final prospectus relating to this Offering. Options granted under the Directors' Plan have a term of ten years.

  In 1997, deferred compensation of $1,881,382 was recorded for options granted under the 1995 Plan. The deferred compensation was calculated as the difference between the exercise price and the deemed value of the Company's stock options granted under the 1995 Plan. The deferred compensation is amortized over the vesting period of the related options. Amortized stock compensation of $676,491 and $328,000 was recorded in the year ended December 31,1997 and the six months ended June 30, 1998, respectively.

  Had the stock compensation expense for the Company's stock option plan been determined based on the estimated fair value using the minimum value option pricing model at the date of grant, the Company's net loss would have been increased to these pro forma amounts (in thousands, except per share data):

                                                    1995      1996      1997
                                                   -------  --------  --------
   Net loss:
     As reported.................................  $(1,000) $(10,795) $(22,104)
     Pro forma...................................   (1,002)  (10,816)  (22,109)
   Pro forma net loss per share:
     As reported.................................      --        --      (1.54)
     Pro forma...................................      --        --      (1.54)

  The fair value for these options was estimated at the date of grant using minimum value option pricing models that take into account: (1) the stock price at the grant date, (2) the exercise prices, (3) a one-year expected life beyond the vest date, (4) no dividends, and (5) a risk-free interest rate of between 5.42% and 6.43% during 1995 through 1997 over the expected life of the options. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma net income for future years because the amounts above include only the amortization for the fair value of 1997, 1996, and 1995 grants.

                      METAWAVE COMMUNICATIONS CORPORATION

                  (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

  A summary of the Company's stock option activity and related information follows:

                          DECEMBER 31, 1995   DECEMBER 31, 1996   DECEMBER 31, 1997     JUNE 30, 1998
                          ------------------- ------------------- ------------------- -------------------
                                     WEIGHTED            WEIGHTED            WEIGHTED            WEIGHTED
                                     AVERAGE             AVERAGE             AVERAGE             AVERAGE
                                     EXERCISE            EXERCISE            EXERCISE            EXERCISE
                           OPTIONS    PRICE    OPTIONS    PRICE    OPTIONS    PRICE    OPTIONS    PRICE
                          ---------  -------- ---------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of period..............        --     $.10     995,500    $.10   1,942,854   $ .24   3,148,794   $ .79
 Granted at deemed
  value.................  1,012,000     .10   1,189,454     .34     671,983    1.95     530,445    8.20
 Granted at below deemed
  value.................        --                  --      --    1,359,285     .68         --      --
 Canceled...............    (16,500)    .10    (242,100)    .27    (543,236)    .29    (171,970)   1.82
 Exercised..............        --                  --      --     (282,092)    .27    (229,509)    .36
                          ---------           ---------           ---------           ---------
Outstanding at end of
 period.................    995,500     .10   1,942,854     .24   3,148,794     .79   3,277,760    1.97
                          =========           =========           =========           =========
Exercisable at end of
 period.................        --      --      321,859     .10   2,140,002     .97   2,634,213    2.35
                          =========           =========           =========           =========
Weighted average fair
 value of options
 granted during the
 period.................
 Granted at value.......               $.10                $.34               $1.95               $8.20
 Granted at below value.                --                  --                $1.89                 --

  The following information is provided for options outstanding and exercisable at December 31, 1997:

                                       OUTSTANDING               EXERCISABLE
                              ------------------------------  ------------------
                                                  WEIGHTED
                                        WEIGHTED   AVERAGE              WEIGHTED
                                        AVERAGE   REMAINING             AVERAGE
            EXERCISE          NUMBER OF EXERCISE CONTRACTUAL  NUMBER OF EXERCISE
             RANGE             OPTIONS   PRICE   LIFE (YEARS)  OPTIONS   PRICE
            --------          --------- -------- -----------  --------- --------
   $ .10- .35................   913,180  $ .14      7.98        500,104  $ .13
     .62-1.20................ 1,800,314    .65      9.36      1,204,598    .67
    2.00-3.36................   435,300   2.73      9.91        435,300   2.73
                              ---------                       ---------
     .10-3.36................ 3,148,794    .79      9.03      2,140,002    .96
                              =========                       =========

  In connection with the Plans, 660,639 shares of common stock are available for future issuance at June 30, 1998.

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

  Common Shares Reserved for Future Issuance. The Company has reserved shares of common stock as follows:

                                                         DECEMBER 31,  JUNE 30,
                                                             1997        1998
                                                         ------------ ----------
   Series A Preferred Stock.............................   5,500,000   5,500,000
   Series B Preferred Stock.............................   2,740,743   2,740,743
   Series C Preferred Stock.............................   2,491,880   2,491,880
   Series D Preferred Stock.............................   2,397,727   2,397,727
   Convertible redeemable preferred stock warrants......     119,505     925,755
   Stock options........................................   3,667,908   5,288,399
                                                          ----------  ----------
                                                          16,917,763  19,344,504
                                                          ==========  ==========

  Weighted Average Shares and Pro Forma Net Loss Per share (unaudited). Pro forma net loss per share is calculated as follows (in thousands, except share and per share data):

                                                       DECEMBER 31,  JUNE 30,
                                                           1997        1998
                                                       ------------ ----------
   Net loss...........................................  $  (22,104) $  (16,183)
                                                        ==========  ==========
   Weighted average outstanding:
     Common stock.....................................   2,723,106   2,930,465
     Convertible preferred stock......................  11,660,178  13,130,350
                                                        ----------  ----------
   Total weighted average outstanding.................  14,383,284  16,060,815
                                                        ==========  ==========
   Pro forma net loss per share.......................  $    (1.54) $    (1.01)
                                                        ==========  ==========

7. INCOME TAXES

  As of December 31, 1997, the Company had federal net operating loss carryforwards (NOL) of approximately $28.5 million and research and development tax credit carryforwards of approximately $677,500. The federal net operating loss carryforwards will begin to expire in the year 2009 if not utilized. As a result of changes in ownership coincident with the recent financings, the utilization of a portion of the net operating loss carryforward will be limited, pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. Approximately $9,200,000 of the NOL is limited to $920,000 per year. The remaining NOL is not subject to limitation as of December 31, 1997, but is estimated to be subject to annual limitation of $8,000,000 upon completion of the IPO.

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in thousands):

                                                               1996      1997
                                                              -------  --------
   Deferred tax liabilities:
    Prepaid assets..........................................  $    18  $     11
   Deferred tax assets:
    Net operating loss carryforwards........................    3,865     9,674
    Research and development tax credit carryforwards.......      210       678
    Accrued compensation....................................       82       167
    Fixed assets............................................       70        86
    Accrued expenses and reserves...........................        1       431
    Deferred revenue........................................      --        906
    Stock compensation......................................      --         80
                                                              -------  --------
   Total deferred tax assets................................    4,228    12,022
                                                              -------  --------
                                                                4,210    12,011
   Less valuation reserve...................................   (4,210)  (12,011)
                                                              -------  --------
   Net deferred taxes.......................................  $   --   $    --
                                                              =======  ========

8. COMMITMENTS

  The Company has entered into capital lease agreements to acquire certain furniture and equipment, with lease terms ranging from 36 to 48 months. The furniture and equipment, which serves as collateral for the leases, was recorded at $4,635,553 and had accumulated amortization of $1,639,816 at December 31, 1997. Amortization of the assets was included in depreciation expense.

  Operating leases are for office and manufacturing facilities.

  In September 1997, the Company entered into a build-to-suit lease arrangement for 95,838 square feet that will replace the current facilities. The Company occupied the new building in June 1998, at which time the lease commenced, and expires May 31, 2005. The Company, at its option, may extend the term of this lease for two successive periods of five years each. The option must be elected twelve months prior to the expiration of the initial lease term. In connection with this arrangement, the Company has issued letters of credit to the landlord aggregating $2.5 million.

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

8. COMMITMENTS (CONTINUED)

  Following is a summary of future minimum payments under capital leases and operating leases, including the new facility, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1997 (in thousands):

                                                              CAPITAL  OPERATING
                                                              LEASES    LEASES
                                                              -------  ---------
       1998.................................................  $ 1,302   $1,256
       1999.................................................    1,333    1,461
       2000.................................................    1,162    1,390
       2001.................................................      475    1,557
       2002.................................................      --     1,557
                                                              -------   ------
                                                                4,272   $7,221
                                                                        ======
       Less interest........................................     (528)
                                                              -------
                                                                3,744
       Current portion......................................   (1,035)
                                                              -------
                                                              $ 2,709
                                                              =======

  Rental expense for operating leases was $667,939, $304,619, and $21,167 for the years ended December 31, 1997, 1996, and 1995, respectively.

  The Company entered into agreements with certain leasing companies to provide up to $2 million in 1996, $3 million in 1997 and $3.5 million at June 30, 1998 of financing to allow the Company to lease additional equipment. Pursuant to these agreements, equipment leases would generally have a term of three years and an implicit interest rate of 8.756% for 1996, 7.25% in 1997 and 14.5% at June 30, 1998 all are secured by the underlying equipment. The Company issued warrants to purchase 4,375 shares of series D Preferred Stock with an exercise price of $8 per share in conjunction with one of the lease agreements.

9. RETIREMENT PLANS

  The Company has a salary deferral 401(k) plan for its employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. To date, the Company has made no contributions.

10. RELATED-PARTY TRANSACTIONS

  In October 1997, the Board authorized a secured loan of $162,500 and an unsecured loan of $75,000 to the Company's Chief Financial Officer. Both loans bear interest at 5.5%. The secured loan is payable in full on October 28, 2002 or earlier based upon certain events specified in the agreement. The unsecured loan is forgiven over three years, with the remaining balance of $25,000 due on October 22, 2000 or earlier based upon termination of employment.

                      METAWAVE COMMUNICATIONS CORPORATION

                 (INFORMATION AS OF JUNE 30, 1998 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

11. REVENUES AND OPERATIONS

  The Company's customers are primarily cellular network operators in the United States and certain international markets. As such, the Company's primary market is made up of a limited number of customers operating within the same industry, thereby subjecting the Company to business risks associated with potential downturns of the industry. During 1997, two customers of the Network Services division represented 63% and 27% of total revenue.

  In addition, the Company's current product design includes two key components that are each currently supplied by a single supplier. Purchases from these key suppliers aggregated $2,046,975 and $1,565,086 during 1997.

  In December 1997, the Company determined that it would discontinue the Network Services division. Accordingly, the carrying value of these fixed assets has been adjusted to estimated recoverable value, thereby resulting in an impairment loss of $200,000, which is included in other expenses in the accompanying 1997 Statement of Operations.

  In June 1998, in connection with certain patent licenses, the Company issued warrants and recorded fees for an aggregate amount of $360,000. This amount was appropriately recorded as an operating expense for the period ended June 30, 1998.

                          [INSIDE BACK COVER ARTWORK:

           MAP OF THE WORLD INDICATING THE LOCATION OF THE COMPANY'S CUSTOMERS AND COMMERCIAL DEPLOYMENT AND A LIST OF CUSTOMER NAMES.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   20
Dividend Policy...........................................................   20
Capitalization............................................................   21
Dilution..................................................................   22
Selected Financial Data...................................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Business..................................................................   32
Management................................................................   48
Certain Relationships and Related Transactions............................   59
Principal Stockholders....................................................   61
Description of Securities.................................................   63
Shares Eligible for Future Sale...........................................   66
Underwriting..............................................................   68
Legal Matters.............................................................   70
Experts...................................................................   70
Additional Information....................................................   70
Glossary of Technical Terms...............................................   71
Index to Financial Statements                                               F-1

                                 ------------

  UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES


                 [LOGO OF METAWAVE COMMUNICATIONS CORPORATION]

                                  COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                                 BT ALEX. BROWN

                              MERRILL LYNCH & CO.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                       , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

                                                                        AMOUNT
                                                                      TO BE PAID
                                                                      ----------
   SEC Registration Fee..............................................  $15,000
   NASD Filing Fee...................................................    7,113
   Nasdaq National Market Listing Fee................................   30,000
   Printing Fees and Expenses........................................  150,000
   Legal Fees and Expenses...........................................  300,000
   Accounting Fees and Expenses......................................  200,000
   Blue Sky Fees and Expenses........................................    5,000
   Transfer Agent and Registrar Fees.................................   10,000
   Miscellaneous.....................................................  107,887
                                                                       -------
     Total...........................................................  825,000
                                                                       =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the DGCL authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IX of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit
3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the DGCL and Article IX of the Registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL. In addition, the Registrant has entered into Indemnification Agreements (Exhibit
10.1 hereto) with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Company against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) Since January 1, 1995, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (as adjusted to reflect the automatic conversion of its outstanding Preferred Stock into Common Stock upon completion of this Offering):

    (1) In July and November 1995, the Registrant issued and sold shares of Series A Preferred Stock convertible into an aggregate of 5,500,000 shares of Common Stock to 6 investors for an aggregate purchase price of $5,500,000.

    (2) From May to September 1996, the Registrant issued and sold shares of Series B Preferred Stock convertible into an aggregate of 2,740,743 shares of Common Stock to 13 investors for an aggregate purchase price of $9,250,008.

    (3) In October and November 1996, the Registrant issued and sold shares of Series C Preferred Stock convertible into an aggregate of 2,491,880 shares of Common Stock to 19 investors for an aggregate purchase price of $15,349,981.

    (4) In August 1997, the Registrant issued and sold shares of Series D Preferred Stock convertible into an aggregate of 2,397,727 shares of Common Stock to 17 investors for an aggregate purchase price of $19,181,816.

    (5) The Registrant has issued to an equipment lease provider the following warrants: (A) in December 1995, a warrant to purchase shares of Series A Preferred Stock convertible into 48,750 shares of Common Stock for an aggregate purchase price of $106,641; (B) in April 1996, a warrant to purchase shares of Series A Preferred Stock convertible into 16,666 shares of Common Stock for an aggregate purchase price of $36,457; (C) in August 1996, a warrant to purchase shares of Series B Preferred Stock convertible into 19,999 shares of Common Stock for an aggregate purchase price of $95,295; and (D) in June 1997, a warrant to purchase shares of Series C Preferred Stock convertible into 34,091 shares of Common Stock for an aggregate purchase price of $210,001.

    (6) In April 1998, the Registrant issued an aggregate principal amount of $29.0 million 13.75% Senior Secured Bridge Notes due April 28, 2000 to certain institutional investors. In connection with the issuance of such notes, the Registrant issued warrants to purchase shares of Series D Preferred Stock convertible into 537,500 shares of Common Stock for an aggregate purchase price of $5,375.

    (7) In April 1998, the Registrant issued to an equipment lease provider a warrant to purchase shares of Series D Preferred Stock convertible into 3,182 shares of Common Stock for an aggregate purchase price of $35,000.

    (8) In June 1998, in connection with certain patent licenses, the Registrant issued the licensor a warrant to purchase 11,000 shares of Common Stock for an aggregate purchase price of $110. Such licensor subsequently exercised the warrant and purchased 11,000 shares of Common Stock for an aggregate purchase price of $110.

    (9) As of June 30, 1998, an aggregate of 511,601 shares of Common Stock had been issued upon exercise of options under the Registrant's 1995 Stock Option Plan.

  (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

  The issuances described in Items 15(a)(1) through 15(a)(8) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant. The issuances described in Items 15(a)(9) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under
Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  1.1   Underwriting Agreement.
  3.1   Certificate of Incorporation of the Registrant.
  3.2   Bylaws of the Registrant.
  3.3*  Form of Amended and Restated Certificate of Incorporation of the
         Registrant, to be filed and effective upon completion of this Offering.
  5.1*  Opinion of Venture Law Group, A Professional Corporation.
 10.1   Form of Indemnification Agreement.
 10.2   1995 Stock Option Plan, as amended, and form of stock option agreement.
 10.3   1998 Stock Option Plan, as amended, and form of stock option agreement.
 10.4   1998 Employee Stock Purchase Plan and form of subscription agreement.
 10.5   1998 Directors' Stock Option Plan and form of stock option agreement.
 10.6   Third Amended and Restated Registration Rights Agreement dated August
         6, 1997 by and among the Registrant and certain holders of the Registrant's capital stock.
 10.7*  Metawave Communications Corporation 401(k) Savings and Retirement Plan.
 10.8+  Lease for Willow Creek Corporate Center dated September 29, 1997 by and between the Registrant and Carr America Realty Corporation.
 10.9+  Purchase Agreement dated October 21, 1997 by and between the Registrant and 360 Degree Communications Company.
 10.10+ Purchase Agreement dated December 12, 1997 by and between the
         Registrant and Telefonica Celular de Paraguay S.A.
 10.11+ Purchase Agreement dated March 4, 1998 by and between the Registrant and ALLTEL Supply Inc.
 10.12+ Purchase Agreement dated March 5, 1998 by and between the Registrant and OJSC St. Petersburg Telecom.
 10.13  Loan Agreement dated October 14, 1997 by and between Registrant and
        Imperial Bank.
 10.14 Amendment No. 1 to the Loan Agreement dated October 14, 1997 by and between Registrant and Imperial Bank.
 10.15  Metawave Communications Corporation Note Agreement dated as of April
         27, 1998 Regarding $29,000,000 13.75% Senior Secured Bridge Notes due
         April 28, 2000.
 23.1   Consent of Ernst & Young LLP, Independent Auditors.
 23.2*  Consent of Counsel (included in Exhibit 5.1).
 24.1   Power of Attorney (see page II-6).
 27.1   Financial Data Schedule.
 99.1   Report of Ernst & Young LLP, Independent Auditors on Financial
        Statement Schedule.
 99.2   Financial Statement Schedule.

--------
* To be supplied by amendment.

+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406

  (b) Financial Statement Schedules

  The following financial statement schedule is filed herewith:

  Schedule II--Valuation and Qualifying Accounts (see Exhibit 99.2).

  Other financial statement sshedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on July 22, 1998.

                                          METAWAVE COMMUNICATIONS CORPORATION

                                                /s/ Robert H. Hunsberger
                                          By: _________________________________
                                                    Robert H. Hunsberger
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert H. Hunsberger and Vito E. Palermo, and each of them, as his or her attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to this Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                            TITLE                    DATE
              ---------                            -----                    ----

      /s/ Robert H. Hunsberger        President, Chief Executive        July 22, 1998
 ____________________________________  Officer and Director
         Robert H. Hunsberger          (Principal Executive Officer)

        /s/ Vito E. Palermo           Senior Vice President, Chief      July 22, 1998
 ____________________________________  Financial Officer and
           Vito E. Palermo             Secretary (Principal Financial
                                       and Accounting Officer)

       /s/ Douglas O. Reudink         Chief Technical Officer and       July 22, 1998
 ____________________________________  Chairman of the Board of
          Douglas O. Reudink           Directors

        /s/ Bandel L. Carano          Director                          July 22, 1998
 ____________________________________
           Bandel L. Carano

        /s/ Bruce C. Edwards          Director                          July 22, 1998
 ____________________________________
           Bruce C. Edwards

       /s/ David R. Hathaway          Director                          July 22, 1998
 ____________________________________
          David R. Hathaway

         /s/ Scot B. Jarvis           Director                          July 22, 1998
 ____________________________________
            Scot B. Jarvis

     /s/ Jennifer Gill Roberts        Director                          July 22, 1998
 ____________________________________
        Jennifer Gill Roberts

        /s/ David A. Twyver           Director                          July 22, 1998
 ____________________________________
           David A. Twyver


                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1    Underwriting Agreement.
  3.1    Certificate of Incorporation of the Registrant.
  3.2    Bylaws of the Registrant.
  3.3*   Form of Amended and Restated Certificate of Incorporation of the
          Registrant, to be filed and effective upon completion of this
          Offering.
 10.1    Form of Indemnification Agreement.
 10.2    1995 Stock Option Plan, as amended, and form of stock option agreement.
 10.3    1998 Stock Option Plan, as amended, and form of stock option agreement.
 10.4    1998 Employee Stock Purchase Plan and form of subscription agreement.
 10.5    1998 Directors' Stock Option Plan and form of stock option agreement.
 10.6    Third Amended and Restated Registration Rights Agreement dated August
          6, 1997 by and among the Registrant and certain holders of the
          Registrant's capital stock.
 10.7*   Metawave Communications Corporation 401(k) Savings and Retirement
          Plan.
 10.8+   Lease for Willow Creek Corporate Center dated September 29, 1997 by and between the Registrant and Carr America Realty Corporation.
 10.9+   Purchase Agreement dated October 21, 1997 by and between the
          Registrant and 360 Degree Communications Company.
 10.10+  Purchase Agreement dated December 12, 1997 by and between the
          Registrant and Telefonica Celular de Paraguay S.A.
 10.11+  Purchase Agreement dated March 4, 1998 by and between the Registrant and ALLTEL Supply Inc.
 10.12+  Purchase Agreement dated March 5, 1998 by and between the Registrant and OJSC St. Petersburg Telecom.
 10.13   Loan Agreement dated October 14, 1997 by and between Registrant and
          Imperial Bank.
 10.14   Amendment No. 1 to the Loan Agreement dated October 14, 1997 by and between Registrant and Imperial Bank.
 10.15   Metawave Communications Corporation Note Agreement dated as of April
          27, 1998 Regarding $29,000,000 13.75% Senior Secured Bridge Notes due
          April 28, 2000.
 23.1    Consent of Ernst & Young LLP, Independent Auditors.
 23.2*   Consent of Counsel (included in Exhibit 5.1).
 24.1    Power of Attorney (see page II-6).
 27.1    Financial Data Schedule.
 99.1    Report of Ernst & Young LLP, Independent Auditors on Financial
          Statement Schedule.
 99.2    Financial Statement Schedule.

--------
*To be supplied by amendment.

+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406